SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–	Press Release dated April 14, 2005;
–	Notice of Shareholders’ Meeting;
–	Press Release dated April 28, 2005;
–	Notices relating to trading of Enel shares by Senior Management dated from April 20, 2005 to April 27, 2005;
–	Annual Report 2004.

Press Release

ENEL BEGINS EXCLUSIVE NEGOTIATIONS WITH WEATHER INVESTMENTS FOR THE DISPOSAL OF WIND

Rome, April 14, 2005 – Agreement was reached last night to begin exclusive negotiations with the Weather Investments group for the sale of a majority stake in Wind.

Notice of Shareholders’ Meeting

Enel S.p.a.
Registered Office – 137 Viale Regina Margherita, Rome
Share capital €6,123,984,106 (fully paid in)
Tax I.D. and Companies Register of Rome: n. 00811720580
R.E.A. of Rome n. 756032
VAT Code n. 00934061003

NOTICE OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

An ordinary and an extraordinary meeting of the shareholders (together, the “Meetings”) of Enel S.p.a. (“Enel”) will be held at the Enel Conference Center at 125 Viale Regina Margherita, Rome at 11 a.m. on May 25, 2005 (first call) or, if necessary, at 11 a.m. on May 26, 2005 (second call) to discuss and resolve on the following

AGENDA

Ordinary Meeting:
1.	Financial statements of Enel for the year ended December 31, 2004. Reports of the Board of Directors, the Board of Statutory Auditors, and the External Auditors. Related resolutions. Presentation of the consolidated financial statements for the year ended December 31, 2004.
2.	Allocation of net income for the year.

Extraordinary Meeting:
1.	Procedure for electing the Board of Directors by slate vote. Amendment of article 14.3, letter a) of the Bylaws.
2.	Delegation to the Board of Directors of the power to increase the share capital in connection with the 2005 Stock-option Plan by a maximum amount of 28,757,000 euro through the issue of ordinary shares reserved for executives of ENEL S.p.a. and/or subsidiaries thereof, to be assigned through an offer of subscription by payment and with the exclusion of preemptive rights, pursuant to the combined provisions of article 2441, last paragraph, of the Civil Code and article 134, paragraph 2, of Legislative Decree n. 58 of February 24, 1998. Inherent and consequent resolutions. Amendment of article 5 of the Bylaws.
Ordinary Meeting:
3.	Determination of the number of members of the Board of Directors.
4.	Determination of the term of the Board of Directors.

5.	Election of the members of the Board of Directors.
6.	Election of the Chairman of the Board of Directors.
7.	Determination of the compensation of the members of the Board of Directors.
8.	Vacancy on the Board of Statutory Auditors to be filled. Consequent resolutions.
9.	Appointment of the External Auditors for the years 2005, 2006, and 2007.

The items on the agenda will be considered in the order indicated above. Shareholders for whom the Company has received timely notice from an authorized securities dealer in accordance with applicable law are entitled to participate in the Meetings. In this regard, article 10.1 of the Bylaws provides that the shareholders’ meetings may be attended only by those who deposit their shares at least two days prior to the date set for a given meeting and do not withdraw them before the meeting has taken place.
The proposed financial statements of Enel and the consolidated financial statements for the year ended December 31, 2004, together with the respective reports of the Board of Directors, have been at the public’s disposal at the registered offices of Enel and Borsa Italiana S.p.A. since March 31, 2005.
The Directors’ reports on the items on the agenda, which are required under Italian law, will be made available to the public by May 10, 2005 at the registered offices of Enel and Borsa Italiana S.p.A., and shareholders may request a copy thereof.
As far as the election of the members of the Board of Directors is concerned, the amendment of article 14.3, letter a) of the Bylaws proposed to the Meetings by the Board of Directors provides that seven-tenths (and no longer four-fifths) of the Directors to be elected, rounding down any fraction to the unit, shall be drawn – in the order in which they are listed – from the slate that obtains the most votes cast by the shareholders. The aforesaid proposal, however, does not change the procedure by which the remaining Directors are drawn from the other slates. If the Meetings approve this electoral system, the latter will already apply to the election of the members of the Board of Directors on the agenda of the aforesaid Meetings.
In accordance with the Bylaws, the members of the Board of Directors will thus be elected by voting for slates. Slates of candidates for the office of Director may be presented by shareholders who, alone or together with other shareholders, represent at least 1% of the shares with voting rights at the Meetings.
Because ENEL is registered in the special section of the general list of financial intermediaries reserved for entities that do not do such business with the public, candidates for the office of Director must possess the requisites of honorableness required by Decree n. 516 of December 30, 1998 of the Minister of the Treasury, the Budget and Economic Planning.
The presentation, filing, and publication of the slates must take place according to the procedures and by the deadlines provided for by the Bylaws. With regard to the preparation of the slates, in the event that Directors leave office before the end of their term, article 14.5 of the Bylaws provides for a mechanism of obliged co-optation requiring that, whenever possible, such Directors be replaced by candidates from the same slate who were not elected.
You are reminded that article 7 of the Self-Regulation Code of listed companies suggests that, together with the slates, exhaustive written information on the personal and professional characteristics of the candidates, accompanied by a statement as to whether or not the latter qualify as independent according to article 3 of the aforesaid Code, be filed at the registered office.
In order to facilitate verification of their right to participate in the Meetings, shareholders and others entitled to vote may submit the documentation certifying said right to Enel’s Department of Corporate Affairs either by mail (Address: 137, Viale Regina Margherita – 00198 Rome, Italy; copies are accepted) or by fax at ++ 39 06 83055028 no later than two days prior to the date of the first call of the Meetings.
In order to facilitate verification of their authority, representatives of shareholders or other persons entitled to vote who intend to participate in the Meetings may submit the documentation certifying their authority to Enel’s Department of Corporate Affairs in the ways and by the deadline specified in the preceding paragraph.
The offices responsible for personal identification and verification of the right to participate in the Meetings will be open from 9 a.m. on May 25, 2005 in connection with the first call thereof and from 9 a.m. on May 26, 2005 in connection with the second call thereof. Should you require further information, please contact our special service at ++ 39 06 88345212 (phone) or ++ 39 06 88345203 (fax).

Piero Gnudi
Chairman of the Board of Directors

Press Release

ENEL: AGREEMENT SIGNED TO ACQUIRE THE ROMANIAN COMPANIES ELECTRICA BANAT AND ELECTRICA DOBROGEA

•	With the acquisition of two Romanian electricity distribution companies serving more than 1.4 million customers, Enel has reacquired abroad the customers it had to shed in Italy by transferring operations to the former municipal power companies as part of the liberalization of the market.
•	The transaction is valued at €112 million for 51% of the two companies.

Bucharest, April 28, 2005 – Nicolae Coroiu, general manager of Electrica SA, the Romanian state electricity company and Paolo Scaroni, CEO of Enel, today signed the final documents for the sale to Enel of a controlling stake in the distribution companies Electrica Banat and Electrica Dobrogea.

The ceremony was attended by Italy’s Minister for Productive Activities, Claudio Scajola, Romania’s Minister for the Economy and Trade, Ioan-Codrut Seres, and Enel Chairman Piero Gnudi.

The transaction is valued at €112 million, which involves the transfer of 24.62% of the capital of each of the two companies and a simultaneous subscription of a capital increase bringing Enel’s overall holding to 51%.

Electrica Banat operates in the Timishoara region (in the western part of the country), while Electrica Dobrogea is active in the Costanza region (in the east). Together, they account for nearly 20% of the electricity distribution and sales market in Romania. Electrica Banat and Electrica Dobrogea serve more than 1.4 million customers, including 100,000 industrial and commercial firms. The number of customers is similar to those that Enel ceded to the former municipal power companies to foster the liberalisation of the electricity distribution market in Italy.

The distribution network operated by the two companies covers more than 68,000 km. In 2003 they sold 6.8 TWh of electricity, with revenues of about €358 million and EBITDA totalling about €6.4 million. Their total payroll at the end of 2003 was 3,673.

Paolo Scaroni, Enel CEO, remarked that “With this acquisition Enel is actively participating in the liberalization of the energy sector in Romania. We will undertake a major investment programme to modernize the distribution networks of Electrica Dobrogea and Electrica Banat in order to increase efficiency and the quality of service”.

Ioan-Codrut Seres, Romania’s Minister for the Economy and Trade, stated that: “The privatisation of Electrica Banat and Electrica Dobrogea has been carried out with a strategic investor, one of Europe’s largest power generation and distribution companies. After the success of the privatisation of Petrom with OMV, the Ministry for the Economy and Trade, acting through OPSPI, has completed the first privatisation of electricity distribution companies in Romania. We have been looking forward to this day for a long time. It is yet another occasion to demonstrate that the Ministry is not simply selling off assets but rather is privatising – if I may say so – the best long-term businesses. This month we reached four preliminary privatisation agreements in the electricity distribution sector, while next month we will complete the privatisation process in the natural gas sector with Distrigaz Nord and Distrigaz Sud. The positive outcome of the transaction with Enel once again demonstrates the health of the Romanian economy to our colleagues, other public institutions and, above all, the international financial community.

Today’s transaction marks the first privatization in Romania since the opening of the electricity market. The process began in 2003 and is expected to continue in the coming years with the privatization of the other six regional distribution companies and generation facilities, bringing the electricity market into compliance with EU directives in the run up to Romania’s entry into the European Union, which is scheduled to take place on January 1, 2007.

With the formalisation of the acquisition of the two companies, Enel has further strengthened its position in Central and Eastern Europe: the company has a presence in Slovakia, with the agreement to purchase Slovenske Elektrarne, the largest electricity generator in the country and second-largest in the area, with an installed capacity of about 7,000 MW; in Bulgaria, where Enel has acquired a power station with a capacity of about 900 MW; and in Russia, where Enel operates a combined-cycle power station with a capacity of 450 MW near St. Petersburg.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.

Reference period: 2nd quarter (April – June) 2005

Disclosure:                     periodic                      immediate                     delayed

Declarer: Paolo Scaroni	Title: Chief Executive Officer and General Manager – Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in
Date	Transaction [1]	instrument[2]	ISIN code	Quantity	Unit price	the transaction	Source [3]

April 20, 2005	S	AZO Enel	IT0003128367	50,000	€6.242	€312,100.00	Exercise of stock options

April 20, 2005	V	AZO Enel	IT0003128367	50,000	€7.3115	€365,575.00	Market transaction

April 21, 2005	S	AZO Enel	IT0003128367	25,000	€6.242	€156,050.00	Exercise of stock options

April 21, 2005	V	AZO Enel	IT0003128367	25,000	€7.360	€184,000.00	Market transaction

April 22, 2005	S	AZO Enel	IT0003128367	25,000	€6.242	€156,050.00	Exercise of stock options

April 22, 2005	V	AZO Enel	IT0003128367	25,000	€7.390	€184,750.00	Market transaction

April 22, 2005	S	AZO Enel	IT0003128367	50,000	€6.242	€312,100.00	Exercise of stock options

April 22, 2005	V	AZO Enel	IT0003128367	50,000	€7.360	€368,000.00	Market transaction

April 25, 2005	S	AZO Enel	IT0003128367	25,000	€6.242	€156,050.00	Exercise of stock options

April 25, 2005	V	AZO Enel	IT0003128367	25,000	€7.3723	€184,307.50	Market transaction

April 27, 2005	S	AZO Enel	IT0003128367	25,000	€6.242	€156,050.00	Exercise of stock options

April 27, 2005	V	AZO Enel	IT0003128367	25,000	€7.265	€181,625.00	Market transaction

Sub-TOTAL (A) [4]						€2,716,657.50

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the kind of action from which the transaction derives:
-     market transaction;
-     off-market transaction;
-     conversion of convertible bonds;
-     exercise of stock options or preemptive rights;
-     exercise of warrants;
-     exercise of derivative instruments or covered warrants;
-     other, in which case specify.
4 Indicate the total amount of the transactions listed in the form.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction [5]	instrument[6]	Category [7]	ISIN code	instrument[8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features[9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)[10]											0

TOTAL (A) + (B)											€ 2,716,657.50

5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

ANNUAL REPORT
2004

The Consolidated Financial Statements of Enel Group included in this Annual Report have been prepared in accordance with Italian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States (“US Gaap”). The Independent Auditors of Enel SpA, KPMG SpA, have not yet issued an audit opinion on these Financial Statements, nor has the Board of Statutory Auditors of Enel SpA yet issued a report on these Financial Statements. Such Statements do not include any reconciliation to US Gaap. The audited Consolidated Financial Statements to be included in a subsequent version of our Annual Report, which we expect to issue in May 2005, will include an audit opinion issued by KPMG SpA and a report issued by the Board of Statutory Auditors of Enel SpA. The Annual Report on Form 20-F, which we expect to issue no later than June 30, 2005, will include a reconciliation of Enel’s consolidated net income and Shareholders’ equity, as determined under Italian Gaap, with that under US Gaap, together with the accompanying explanatory notes.

The present Report includes
changes made by the
Board of Directors on April 12, 2005

Mission

We aim to be the most efficient, market driven, quality focused provider of power and gas, creating value for our customers, shareholders and people.

The Enel structure

Corporate Boards

Board of Directors	Board of Statutory Auditors

Chairman	Chairman
Piero Gnudi	Angelo Provasoli

Chief Executive Officer	Auditors
and General Manager	Carlo Conte
Paolo Scaroni	Franco Fontana

Directors	Substitute Auditors
Mauro Miccio	Giancarlo Giordano
Franco Morganti	Paolo Sbordoni
Fernando Napolitano
Francesco Taranto
Gianfranco Tosi

Secretary	Independent Auditors
Claudio Sartorelli	KPMG SpA

Division of powers

Board of Directors

The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose.

Chairman of the Board of Directors

The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out. A Board resolution of December 12, 2002 also assigns the Chairman several additional powers that are non-managerial.

Chief Executive Officer

The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of May 24, 2002 with all powers for managing the Company, with the exception of those that are otherwise assigned by the law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Highlights

	2004		2003

Income data (in millions of euro)
Revenues	36,489		31,317
Gross operating margin	11,010		9,841
Operating income	6,325		4,732
Group net income	2,706		2,509

Financial data (in millions of euro)
Net capital employed	45,274		45,489
Net financial debt	24,296		24,174
Shareholders’ Equity including minority interests	20,978		21,315
Cash generated by current operating activities	5,392		7,173
Capital expenditure on tangible and intangible assets	3,834		3,969
Investments in consolidated subsidiaries	135		1,601
Debt to equity ratio	1.16		1.13

Per share data (euro)
Group net income per share (at Dec. 31)	0.44		0.41
Group Shareholders’ Equity per share (at Dec. 31)	3.25		3.48
Dividend per share	0.69	(1)	0.36

Operating data
Net electricity generated by Enel in Italy (TWh)	125.9		137.8
Domestic electricity sales on the free and regulated market (TWh) (2)	157.8		152.2
Electricity transported on the domestic distribution network (TWh) (2)	250.7		244.4
Gas sales (billion cubic meters)	6.9		6.8
- of which to end-users (billion cubic meters)	5.2		4.4
Net efficient capacity installed (MW)	45,740		45,675
Employees at year-end (no.)	61,898		64,770

Market indicators
Average tariff covering fuel costs (€¢/kWh)	3.82		4.20
Average Brent oil price ($/b)	38.2		28.9
Low-sulfur content fuel oil average price ($/t) (3)	182.1		179.4
Average price of coal ($/t fob) (4)	50.0		38.0
Average $/€ exchange rate	1.244		1.131
Six-month Euribor rate (average for 2004)	2.15%		2.30%

(1)	Euro 0.36 dividend proposed by the Board of Directors on March 30, 2005 for the 2004 financial year in addition to the euro 0.33 interim dividend paid in November 2004.
(2)	Excluding sales to resellers.
(3)	Platt’s CIF Med Index.
(4)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

				Gross operating			Operating
In millions of euro	Revenues			margin			income

	2004	2003		2004	2003		2004	2003

Generation and Energy Management	12,982	12,607	3.0%	3,999	3,863	3.5%	2,698	2,457	9.8%
Networks, Infrastructure and Sales	19,466	20,433	-4.7%	3,841	3,690	4.1%	2,885	2,329	23.9%
Transmission Networks(1)	1,023	927	10.4%	683	621	10.0%	509	430	18.4%
Telecommunications (2)	4,714	4,383	7.6%	1,554	1,010	53.9%	(456)	(840)	45.7%
Services and Other activities(1)	1,799	2,742	-34.4%	298	481	-38.0%	130	213	-39.0%
Parent Company	1,617	1,139	42.0%	729	256	184.8%	653	223	192.8%
Elisions and adjustments	(5,112)	(10,914)	—	(94)	(80)	—	(94)	(80)	—

Total	36,489	31,317	16.5%	11,010	9,841	11.9%	6,325	4,732	33.7%

	Capital
	expenditure on
	tangible and			Net capital
In millions of euro	intangible assets			employed				Employees (no.)

	2004	2003		2004	2003			2004	2003

Generation and Energy Management	857	853	0.5%	15,146	14,458	(3)	4.8%	10,828	11,196	(3)	-3.3%
Networks, Infrastructure and Sales	1,711	1,764	-3.0%	13,386	11,981	(3)	11.7%	35,537	36,826	(3)	-3.5%
Transmission networks(1)	277	371	-25.3%	3,691	3,580		3.1%	2,929	2,837		3.2%
Telecommunications (2)	867	854	1.5%	11,271	13,203		-14.6%	8,188	8,769		-6.6%
Services and Other activities(1)	112	127	-11.8%	916	2,220		-58.7%	3,826	4,620		-17.2%
Parent Company	10	—	—	—	—		—	590	522		13.0%
Elisions and adjustments	—	—	—	864	47		—	—	—		—

Total	3,834	3,969	-3.4%	45,274	45,489		-0.5%	61,898	64,770		-4.4%

(1)	Contrary to the past, figures for 2003 above reflect the attribution to the “Transmission Networks” of Brazilian subsidiaries TSN and Novatrans, previously included in “Services and Other activities”. The new attribution follows the acquisition of these companies by Terna.
(2)	“Operating income” and “Net capital employed” of the “Telecommunications” sector include consolidation differences arising from the acquisition of Infostrada and of the shares formerly held by Deutsche Telekom and France Telecom, in term of amortization and of carrying value, in addition to minor differences relating to direct subsidiaries and associates of Wind.
(3)	Contrary to the past, figures at December 31, 2003 for “Net capital employed” and “Employees” reflect the attribution to the “Generation and Energy Management” and “Networks, Infrastructure and Sales” Divisions of “Net capital employed” and “Employees” of foreign generation and distribution companies, previously included in the “International operations” Division, no longer present at December 31, 2004.

Letter to Stakeholders

Dear Enel stakeholder,

I am pleased to report that in 2004 we delivered on all the objectives we set out in our strategy announced in September 2002. Enel is now entirely focused on electricity and gas and we have met or exceeded all our operational and financial targets.

The benefits of this strategy are evident in our financial results. In 2004, our EBITDA rose by 11.9% (6.6% excluding the reimbursement of stranded costs) and our net profit excluding extraordinary and non-recurring items grew by 68%. Enel is now a highly cash generative business and this enables us to sustain a high dividend flow.
During 2004 we finalized two important corporate transactions as part of our focus strategy, the euro 1.4 billion sale of our real estate business and the sale of a 50% stake in Terna by an Initial Public Offering. We also managed the successful sale by the Italian Government of a further 19% of Enel shares in what was the largest equity offering in the world since 2001.
We will complete the focusing of our portfolio with a further sale of our shareholding in Terna and the divestment of Wind.
The next phase of Enel’s strategy will be about efficiency and growth. Our efforts as management will mainly be focused on efficiency and we are on course to be the most efficient generator of electricity in Italy and the most efficient distributor of electricity in Europe.
We will also look for profitable growth opportunities – to build on what is now a healthy core business. This growth will come in two areas: in Italy, where we will continue to drive our growth in renewables and gas; and internationally, where we will pursue selected acquisition or investment opportunities according to our strict industrial and financial criteria.

In 2004 Enel stock generated a total shareholder return of 48%, including the ordinary dividend paid in June and extraordinary dividend from Terna’s IPO.

Enel is now entirely focused on the electricity and gas business. In 2004 our re-focusing strategy was completed with the sale of our real estate activities and waste treatment business, and the agreement reached for the disposal of our water activities.

At the same time, the operations of Sfera, Enel.it and Enelpower have been redirected to provide exclusive support to our electricity and gas business.

In 2004 Wind achieved excellent results: its market share in the mobile market reached 19%, while EBITDA grew by 40% on 2003. In 2004 Wind was cash positive for the first time.
In 2004 Terna reported excellent results, achieving a 10% growth in the operating margin. Regarding the Terna disposal — required by current regulations — we listed 50% of the company’s equity in June 2004. By the second half of 2005 a further 30% stake will be sold to Cassa Depositi e Prestiti. In addition, on March 31, 2005 we sold through an accelerated book building a further 13.9% of its shares for euro 568 million. As a result of this operation and the announced sale to Cassa Depositi e Prestiti, we now hold 6% of its share capital, of which 1% is earmarked to serve the bonus shares of Terna’s first placement, with 5% representing our long term stake, matching our voting rights.

In October 2004, we also managed the sale by the Italian Government of a further 19% of Enel’s share capital through the largest equity offering worldwide since 2001. This substantially increased our institutional shareholder base, expanding our retail investor base to more than 2.3 million shareholders. Today Enel is a globally owned company, with 75% of our institutional shareholders outside of Italy, more than 50% of which are UK based or US investors.

Enel remains committed to corporate social responsibility. Our efforts were rewarded this year with inclusion in the Dow Jones Sustainability Index, which contributed to attract new investors and ethical funds: at the end of 2004 there were 47 of these, up from 33 in 2003, which accounted for about 24% of the capital held by institutional investors.

Our strategy for the next five years is based on efficiency and growth.

In terms of efficiency we will be by far the most efficient electricity generator in Italy and our target is to be the most efficient electricity distributor in Europe by 2007. We continue to benchmark ourselves against the cost and quality leaders in the global energy market, and we have launched efficiency programs in all our business units and staff functions, setting ambitious new operating and financial targets for each of our businesses.

Growth will come in a number of areas — in renewables, where we have strong positions both in Italy and abroad; in gas, where we will acquire businesses and develop organically our customer base through our attractive dual fuel offer and our trusted brand.
Internationally, our immediate focus will be on completing the acquisition of Slovenske Elektrarne, which we expect to do by the end of 2005. Slovenske is the main electricity generator in Slovakia, with an 83% market share. The company has a well-balanced generation portfolio of 6.9 GW, equally composed of nuclear, coal and hydro facilities, and its generation cost is very competitive. In 2004 we completed acquisitions in electricity distribution in Romania (Banat and Dobrogea), in renewables in the Americas, and we also finalized a contract to manage a 450 MW combined-cycle gas-fired power plant in Saint Petersburg which offers Enel a chance to acquire detailed knowledge of the Russian market, preparing us to capitalize on opportunities that might arise in the future.
In overall terms, these initiatives will translate into a new set of financial targets for the period 2005-2009. First, we expect to commit not less than euro 20 billion to our investments. Second, we will generate over euro 20 billion of free cash from our operations. Third, we will maintain our strong A credit rating. And fourth, we expect to deliver a return on capital employed of over 11% for at least the next two years.

Generation and Energy Management
In 2004, Enel produced 126 TWh of energy (down 9% on 2003). The decline in volumes was due to flat demand in 2004, which was essentially unchanged on 2003 (up 0.4%), as well as to the entrance of other competitors with combined-cycle capacity. In addition, 2004 saw the start of the Italian Power Exchange, which was launched in April 2004. Despite this challenging environment, the Generation Division was able to increase EBITDA (up 3.5%) over 2003. This performance was achieved with good results in the ancillary services market, an improved production fuel mix and further cost reduction. Generation fuel oil and open-cycle gas — fell by 40%. This was offset by higher production at the latest generation of combined-cycle gas plants (reaching 19% of the total, from 18% in 2003), by coal-fired generation, which rose from 22% to 25%, and by a significant increase in renewables (which now account for 27% of production, compared with 23% in 2003).
In 2004, we invested in renewable energy more than euro 300 million. Between 2005 and 2009, we expect to invest a further euro 1.1 billion in Italy in certified renewable energy, with a goal of increasing output by some 500 MW by 2009 as compared to 2002. In Spain, Enel Uniòn Fenosa Renovables, the renewables generator 80%-owned by Enel, currently has 445 MW in operation (up 17% on 2003), with more than 70 MW planned for development in 2005.
Enel has demonstrated its capacity to respond effectively to the new competitive environment in the generation market, adapting its structure and its energy management strategy to the new developments.
Our strategic goal is to become the most efficient electricity producer in the Country. We expect our average fuel costs to be a full 30% lower than new entrant CCGT at the conclusion of our program to convert capacity from fuel oil to less expensive, more efficient fuels. The beginning of the Torre Valdaliga Nord (Civitavecchia) conversion to coal is a significant step in this direction.

Distribution and Sales

Electricity

The new regulatory cycle, which came into effect in 2004 and will remain in force through to 2007, has imposed significant rate cuts on electricity distributors and we are responding by driving further efficiencies in our business, while continuing to improve our service to customers.
We are reducing cash costs per customer (i.e. total capital expenditure and operating cash costs for distribution divided by the total number of customers) more quickly than originally forecast. In 2004 we reached the target set for 2005, putting us one year ahead of schedule. In 2004, the cash cost per customer was euro 125, as compared with euro 150 in 2002. New efficiency programs have been launched to optimize the quality of the electricity network, while at the same time controlling operating costs.
The reduction in costs was accompanied by a steady improvement in the quality of electricity distribution, an improvement which the Energy and Gas Authority rewarded with a bonus payment of euro 203 million for 2003. Our investment plan will enable us to continue to exceed the quality levels established by the Authority.
The Digital Meter Project is on track. We have already installed more than 22 million units in just over 3 years, and by the end of 2005 all of our 30 million customers in Italy will have a digital meter. Enel will enjoy significant cost benefits from this innovation. We successfully launched the first dual-rate charge option, which was followed in the first part of 2005 by six more multi-rate options designed to meet the majority of our customers’ needs. The success of this program is demonstrated by the fact that more than 250,000 customers signed up for the new rate schedules in the first month of their release. We also continued to improve the quality of the service provided to customers continuing to implement easier and more accessible payment methods. By the end of 2004, Enel Club, the program that provides our customers with a wide range of benefits, including discounts on a selection of products from our key partners, reached more than one million members.

On the free market, Enel focused on providing customized products and services to small and medium-sized enterprises, tripling the number of sites served over the course of the year. Here, too, Enel launched innovative products and services, such as “Energia Verde”.
Enel’s target for 2009 is to become the most efficient distributor of electricity in Europe.

Gas

In 2004, Enel Gas consolidated its position as the number two player in the Italian gas market with a share of around 12%. We have about 2 million customers, who purchased more than 5.2 billion cubic meters of gas in 2004. The growth in gas continues both internally, through sales and marketing initiatives, as well as externally through acquisitions, where we demonstrated our skill in extracting value from synergies. In 2004, we completed the acquisition of Sicilmetano (37,000 customers) for euro 40 million, as well as of Ottogas (36,000 customers) for euro 32 million and Italgestioni (34,000 customers) for euro 32 million. In 2004, we created new commercial service options and co-marketing initiatives, and we launched advertising campaigns in more than 200 municipalities that attracted over 50,000 new customers. We also strengthened our sales network with 40 offices and 350 agents throughout Italy. In the gas industry, too, Enel has set targets to improve customer relations and the quality of the services provided. Today, the Enel Gas customer loyalty program numbers some 370,000 customers.
In March 2005, Enel launched the first “dual fuel” offering in Rome, Milan, Modena, Vicenza and Livorno. This combines gas and electricity into a single sales network, a single customer care center and a single energy bill for our customers.
In terms of provisioning, integration in the mid-stream sector continues to be of key strategic importance. The joint venture with British Gas to build and manage a regasification terminal in Brindisi is progressing well.
Our goal for 2009 is to double our residential market share and sell over 7 billion cubic meters of gas per year.

Dividends

The Board of Directors of Enel has voted to propose a dividend of euro 0.36 per share for 2004 in addition to the interim dividend of euro 0.33 per share paid out in November 2004.
In addition to the ordinary dividend for 2004, an extra dividend is expected to be distributed in the second half of 2005, following the additional disposal of our Terna shareholding.

Outlook

The outlook for Enel in 2005 and beyond is positive.
We have established the platform for the next phase of Enel’s development, where we will drive further efficiencies and profitable growth from our business.
Due to the substantial improvement in our underlying profitability, we expect to pay dividends on the 2005 results of not less than euro 0.36 per share, made up entirely from our ordinary net income.

The Chief Executive Officer
Paolo Scaroni

Enel and the financial markets

Per share and market data

	2004		2003	2002

Gross operating margin per share (euro)	1.804		1.623	1.297
Operating income per share (euro)	1.036		0.780	0.475
Group net income per share (euro)	0.443		0.414	0.331
Dividend per share (euro)	0.69	(3)	0.36	0.36
Pay-out ratio (1) (%)	155.8%		87.0%	108.7%
Book value per share (euro)	3.252		3.484	3.426
12-month high (euro)	7.25		6.02	6.77
12-month low (euro)	5.21		5.02	4.49
Average stock market price in December (euro)	7.07		5.35	4.94
Market capitalization (2) (in millions of euro)	43,155		32,437	29,952
Number of shares outstanding at Dec. 31 (in millions)	6,104		6,063	6,063

(1)	Calculated on Group net income.
(2)	Calculated on the average stock market price in December.
(3)	Euro 0.36 dividend proposed by the Board of Directors on March 30, 2005 for the 2004 financial year in addition to the euro 0.33 interim dividend paid in November 2004.

Other financial indicators

	Current (1)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Percentage weight of Enel stock:
- MIB30 Index	10.17%	10.46%	8.58%	8.35%
- FT-SE E300 Electricity Index	27.38%	28.12%	15.75%	12.73%

Rating		Current (1)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Standard & Poor’s	Outlook	Stable	Stable	Negative	Stable
	Medium-/long-term	A+	A+	A+	A+
	Short-term	A-1	A-1	A-1	A-1

Moody’s	Outlook	Stable	Stable	Negative	Stable
	Medium-/long-term	A1	A1	A1	A1
	Short-term	P-1	P-1	P-1	P-1

(1)	At March 1, 2005.

In 2004, stock markets staged a gradual recovery as a result of the improvement in the international economic climate and signals of an economic recovery that fueled expectations of stronger economic growth, particularly in the second half of the year.
The Italian market also rose, with the MIB30 index posting a 14.8% increase for the year. Within this framework, the Enel stock gained about 38.8% over the end of the previous year, reaching a maximum of euro 7.25.
Average daily trading volume of the Enel stock was equal to 38 million shares, as compared with about 25 million shares in 2003, up 52%. The increase is due to the higher number of Enel shares floated on the market as a result of the placement by the Ministry of Economics and Finance (MEF) of an additional 1.15 billion shares in 2004. After the stock market placement, at December 31, 2004, 31.45% of Enel’s shares are owned by the MEF, 10.28% by its subsidiary Cassa Depositi e Prestiti, and the residual 58.27% is floated on the market.

For further information we invite you to visit our Investor Relations site (http://www.enel.it/azienda_en/investor_relations/notizie_mercati) where information regarding financial data, presentations, on-line updates on the price of the stock, information on corporate boards and regulations of Shareholders’ Meetings, in addition to periodical updates on corporate governance issues are available.
We also created a contact center for private investors (that may be contacted either by phone at +39 (06) 8305 2081 or by e-mail at azionisti.retail@enel.it) and for institutional investors (phone: +39 (06) 8305 7008, e-mail: investor.relations@enel.it).

Enel stock, MIB30 and FT-SE E300 Electricity indexes performance (daily traded volume/listed price)

Report on Operations

Overview and summary of results

Domestic electricity generation and demand

Domestic electricity flows (Source: ISO)

In millions of kWh

	2004	2003	2004-2003

Gross electricity generation:
- thermal	244,375	242,784	1,591	0.7%
- hydroelectric	48,730	44,277	4,453	10.1%
- geothermal and other resources	7,265	6,804	461	6.8%
Total gross electricity generation	300,370	293,865	6,505	2.2%
Auxiliary services consumption	(13,723)	(13,682)	(41)	-0.3%
Net electricity generation	286,647	280,183	6,464	2.3%
Net electricity imports	45,635	50,968	(5,333)	-10.5%
Electricity delivered to the network	332,282	331,151	1,131	0.3%
Consumption for pumping	(10,308)	(10,492)	184	1.8%
Electricity demand	321,974	320,659	1,315	0.4%

•	In 2004, domestic electricity demand grew by 0.4% over the previous year, reaching 322 billion kWh. The 2.9% growth in consumption registered in 2003 was due mainly to the heat wave experienced in the summer months. In 2004, 85.8% of domestic electricity demand was covered by net generation (as compared with 84.1% in 2003), and the residual 14.2% by net imports (as compared with 15.9% in 2003);
•	net electricity generation, amounting to 286.6 billion kWh, rose by 2.3%. Generation from renewable resources grew by 6.8% and hydroelectric power generation increased by 10.1% thanks to the good water supply in the year;
•	net electricity imports decline by 10.5% to 45.6 billion kWh (as compared with 51 billion kWh in 2003).

Enel domestic electricity generation and sales

Enel generation and sales (domestic)

In millions of kWh

	2004	2003	2004-2003

Net electricity generation	125,868	137,794	(11,926)	-8.7%
Electricity purchases	152,525	73,654	78,871	107.1%
Sales to wholesalers (1)	99,804	34,143	65,661	192.3%
Sales on the regulated market (2)	136,961	141,453	(4,492)	-3.2%
Sales on the free market (2)	20,840	10,736	10,104	94.1%
Electricity transported on Enel’s network (2)	250,652	244,426	6,226	2.5%

(1)	Sales made by generation companies and sales to resellers.
(2)	Excluding sales to resellers.

Before analyzing electricity flows on Enel’s network it is worth noting that, with the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies, Enel’s electricity sales and purchases of electricity to and from third parties have increased considerably. The comparability of electricity purchase and wholesale sales figures for the current year and those for 2003 is affected by such events.
•	Net electricity generation was equal to 125.9 billion kWh, down 8.7% on 2003. In such context, thermal generation declined by 13.9%, while hydroelectric generation grew by 10.2% due to the better water supply;
•	electricity purchases amounted in 2004 to 152.5 billion kWh, up 107.1% on 2003 due to the start of operation of the Pool Market;
•	wholesale sales amounted to 99.8 billion kWh, up 192.3% partly as a result of the start of operation of the Pool Market;
•	sales on the regulated market (excluding sales to resellers), though benefiting from the refinements of techniques for the measurement of volumes of electricity purchased and distributed not yet billed at the end of the year, including the upward revision of estimates made at the end of 2003, amounted to 137 billion kWh, down 3.2% on 2003 due to the opening up of the market and the disposal of local distribution networks (Brescia and other minor networks) in the second half of 2003;
•	sales on the free market (excluding sales to resellers) amounted to 20.8 billion kWh, up 94.1% on 2003 due primarily to higher sales to large electricity users;
•	electricity transported on Enel’s network (excluding sales to resellers) amounted to 250.6 billion kWh, up 2.5% on 2003. Excluding the impact of the refining of the mentioned measurement techniques, the volume of electricity transported would have been in line with the same period in the previous year.

Energy prices
•	In 2004, the average price of Brent oil rose by 32.2% on 2003 from 28.9 dollars per barrel ($/b) to 38.2 $/b due primarily to the strong growth in demand from China, up over 20% on the previous year, in an international context still characterized by political instability in key areas, the halting of production affecting the largest Russian producer, Yukos, and new tension buildup in Venezuela;
•	fuel oil prices (Platt’s CIF Med Index) grew on the previous year, with higher grade crudes registering much smaller increases than Brent oil. In 2004 the average price of high-sulfur content fuel oil reached 154.5 dollars per ton ($/t), up from 150.5 $/t in 2003 (a 2.6% increase), while the price of low-sulfur content fuel oil grew to 182.1 $/t, up from 179.4 $/t in 2003 (a 1.5% increase);
•	in 2004, the average price of coal for steam on the international market (Coal Week International Index for the Authority for Electricity and Gas mix) increased (up 31.6% on a Fob basis) from 38.0 $/t in 2003, to 50.0 $/t in 2004;
•	in 2004, the average price of natural gas, expressed in euro, grew at a much smaller pace than oil products due to the time lag affecting the determination of natural gas prices and the steady appreciation of the euro against the dollar.

The growth registered in the dollar price of commodities was partly offset by the appreciation of the euro against the dollar (up 10%).

Enel results
•	Revenues for 2004 amounted to euro 36,489 million, up 16.5% on 2003 (in which they amounted to euro 31,317 million). The increase was influenced by the start of operation, on April 1, 2004, of the Pool Market and of the Single Buyer;
•	the gross operating margin grew by 11.9% (up euro 1,169 million) from euro 9,841 million in 2003 to euro 11,010 million in 2004. Main increases were registered in Telecommunications (up euro 544 million) and the Parent Company (up euro 473 million). Gross operating margin of the Networks, Infrastructure and Sales Division grew by euro 151 million (up 4.1%), the Generation and Energy Management Division registered an increase of euro 136 million (up 3.5%), Transmission Networks an increase of euro 62 million (up 10%), while the Services and Other activities area registered a euro 183 million decline due to the reduction in the operating perimeter;
•	operating income amounts to euro 6,325 million, growing by euro 1,593 million (up 33.7% ) on 2003;
•	in 2004, net extraordinary items are negative by euro 818 million, as compared with negative euro 136 million in 2003;
•	Group net income for 2004 is equal to euro 2,706 million, growing by euro 197 million (up 7.9%) on the previous year;
•	cash generated by current operating activities amounts to euro 5,392 million, down euro 1,781 million on 2003. The decline is due primarily to lower taxes paid out in 2003 due to the retrieval of tax credits for 2002;
•	capital expenditure on tangible and intangible assets in the year amounts to euro 3,834 million, down 3.4% on 2003 due primarily to the completion of the construction of two super-high voltage power lines in Brazil;
•	net capital employed at December 31, 2004 amounts to euro 45,274 million, in line with December 31, 2003 when it amounted to euro 45,489 million;
•	at the end of December 2004, the headcount was 61,898, representing a reduction of 2,872 employees on December 31, 2003 (down 4.4%). Changes in the scope of consolidation (primarily the disposal of Aimeri and NewReal, and acquisitions in the gas sector) resulted in a reduction of 914 employees, while terminations, net of hiring, amount to 1,958.

Key events in 2004
•	On February 24, 2004, Enel and Russian private company ESN-Energo won a joint contract for the management of the North West Thermal Power Plant, located near St. Petersburg (NWTPP). Enel ESN Energo, a 50/50 partnership between Enel and ESN-Energo, will manage the generation plant for three years, with the possibility of a one year extension. The plant, which consists of one 450 MW combined-cycle unit and generates about 3.4 billion kWh per year, supplies electricity to the Russian and Finnish markets. The contract assigning to the joint venture the management of the power plant was signed on June 28, 2004;
•	as part of Enel’s strategy to focus on its core electricity and gas business, on March 2, 2004, the Board of Directors of the Parent Company resolved Enel’s gradual exit from the water sector. On December 22, Enel and Compagnie Generale des Eaux signed an agreement for the sale to the latter of the entire capital stock of Enel.Hydro for approximately euro 36 million. The transfer of the shares is expected to take place by April 2005;
•	on March 18, 2004, Enel and IBM announced the creation of a partnership to sell to utilities worldwide Enel’s integrated system for the remote metering and management of electricity supplies;
•	on May 6, 2004, Enel SpA launched a euro 1.5 billion fixed-rate bond issue. The issue is divided into two equal parts expiring respectively in 7 and 20 years. Seven-year bonds have an annual coupon of 4.125%, corresponding to a 25 basis point spread over the 7-year swap rate, while 20-year bonds have an annual coupon of 5.25%, corresponding to a 48 basis point spread over the 20-year swap rate;
•	the process for the listing of Terna was concluded in June with the placement with the general public and domestic and international institutional investors of 1 billion ordinary shares of the company, representing 50% of Terna’s capital stock, of which 130 million shares acquired through a greenshoe option by joint global coordinators. The placement price was euro 1.7 per share, generating proceeds equal to euro 1.7 billion. The IPO provides for the free assignment of 1 share for every 20 shares (10 in the case of employees of the Group) held for an interrupted period of 18 months from the date of payment of the same;
•	in June, Enel signed with the Rumanian Privatization Office a contract for the acquisition of 51% of the capital stock of two Romanian electricity distribution companies, Electrica Banat and Electrica Dobrogea, which together serve about 1,400,000 customers, representing about 20% of the country’s population. The sale is subject to the approval of competent authorities. The amount paid for the acquisition, equal to euro 112 million, includes both the purchase of the shares and a simultaneous capital increase;
•	on July 14, the transfer of the shares marked the conclusion of the sale of the bulk of Enel’s real estate portfolio (887 buildings leased prevalently to Group companies) to Excelsia Otto, a company incorporated for the purpose by the Deutsche Bank Group and CDC-IXIS. The market value of the properties sold amounts to euro 1.4 billion;
•	on August 6, 2004 the Ministry of Productive Activities issued, in agreement with the Ministry of Economics and Finance, a decree setting the amount of unrecoverable electricity generation costs recognized for years 2000-2003, and that of additional costs resulting from the forced relocation abroad of the unload and regasification of natural gas imported by Enel from Nigeria recognized for years 2000-2009 (stranded costs and Nigerian gas costs). On December 1, 2004, the European Commission approved the above decree, making it effective;
•	on September 9, 2004, the Board of Directors of Enel resolved the payment of an interim dividend of euro 0.33 per share in connection with the placement of 50% of the capital stock of Terna and the impact of the financial restructuring of the company ahead of its IPO. The interim dividend was paid out on November 25, 2004;
•	on September 15, 2004, Enel acquired a 100% interest in two gas companies, Ottogas Rete and Ottogas Vendita, which serve about 36,000 customers in the provinces of Naples and Salerno. The total consideration for the acquisition of both companies is euro 32 million;
•	in September the Enel stock was included in the DJSI (Dow Jones Sustainability Index) World, the global stock market index that groups companies who achieved excellence by having kept a responsible and sustainable behavior, not only with regards to their financial situation, but also with regards to the environment and social issues;

•	on October 12, 2004, Terna launched a euro 1.4 billion fixed rate bond issue. The issue is divided into two installments of euro 600 and 800 million, respectively with 10 and 20-year maturities. The 10-year bond was issued at €¢ 99.968 and bears an annual coupon of 4.25%, while the 20-year bond was issued at €¢ 99.624 and has a 4.90% annual coupon;
•	the third placement of Enel shares on the market was concluded on October 22, 2004. Shares placed to the public and institutional investors amounted to 1,000 million, in addition to 150 million shares due to the exercise in full of the greenshoe option. The final price of the shares was set at euro 6.64 per share, generating net proceeds for the Ministry of Economics and Finance of about euro 7.5 billion;
•	on December 14, 2004, Enel acquired the whole capital stock of Italgestioni and Italgestioni Gas, two companies operating in the gas sector, serving about 34,000 customers in all the provinces of Calabria, and in the Naples province. The total consideration for the acquisition of both companies is euro 32 million;
•	on December 21, 2004, Enel and SET signed a preliminary contract for the sale to SET of Enel electricity distribution networks in the province of Trento. The networks in the Trento province comprises of 6,700 km of distribution lines, 3,000 substations, various real estate holdings related to its operation and has 250 employees, serving 222,000 customers. Total consideration for the sale is euro 198 million, including networks and property.

Equity investment in Wind

On April 9, 2005, the Board of Directors of Enel resolved, on the basis of binding offers received at such date, to give preference to the offer made by Weather Investments and to initiate exclusive negotiations for the sale of a controlling share in Wind.
Enel had previously expressed its intention to pursue an IPO for the divestment of its interests in the telecommunications sector. In consideration however of the structure and time span of an IPO, Enel did not rule out, in the interest of its shareholders, to review offers that would provide an adequate valuation of its stake in Wind, allowing a more rapid divestment in the telecommunications sector.
The decision taken by the Board of Directors, though occurred after the date of the Financial Statements, influences significantly the valuation of Wind at December 31, 2004. It has therefore been necessary to bring the book value of the investment into line with the market value of the same implicit in the mentioned binding offer.
The effect of the said valuation led to the recording of a write-down in the value of consolidation difference relating to Wind equal to euro 1,116 million, and of a consequent reversal of the deferred tax provision amounting to euro 403 million.
In previous years, the book value of the investment recorded in the Consolidated Financial Statements was deemed appropriate on the basis of expected future cash flows generated in accordance with the business plan and the long-term scenario considered in the same.

Regulatory aspects

The start of operation of the Pool Market for Electricity

The coming into operation of the Pool Market, provided for by article 5, comma 2 of the Bersani Decree is a fundamental step towards the liberalization of the electricity market and the creation of an organized bid and offer system for electricity trading, the so called “Sistema Italia 2004”. In view of the late coming into operation of the Pool Market on March 31, 2004, three months later than planned, the Transitory Electricity Offer System (STOVE) was extended until March 31, 2004. In this transitory phase, producers of electricity were remunerated according to prices set by the Authority for Electricity and Gas (the Authority).
The Pool Market (Ipex, Italian power exchange) came into operation on April 1, 2004.
The Italian electricity market is currently made up by two connected markets:
•	a market for electricity, managed by the Market Operator, that includes the “day- ahead market” and the “adjustment market”, with a price formation mechanism based on the System Marginal Price;
•	a market for ancillary services, managed by the ISO, that includes the market for the resolution of congestions, the market for the clearing of electricity and the market for reserve production capacity, with a price formation mechanism based on the price bid by power suppliers possessing the necessary resources (Pay as Bid).

The Pool Market provides for a single national purchase price (SPP) of electricity, and differentiates offer prices by area in which the electricity is produced. In 2004, in which there was no active participation in the formation of the purchase price, the day-ahead market is participated by electricity producers and the ISO, that formulates the demand for electricity on behalf of all purchasers, as established by the Authority through Resolution no. 48/04.

In 2004, the Authority introduced a mechanism for the mitigation of the exercise of market power within the Pool Market. In case, in peak demand hours, the SPP exceeds a set limit and the quantity exchanged by an operator is lower than a minimum set, the operator does not receive the marginal price set by the system, but the actual offer price.
With Resolution no. 254/04, the Authority adapted the said mitigation mechanism introducing the ongoing monitoring of offers formulated by operators through cross checks performed on a number of indicators enabling to detect of out-of-line behaviors. Whenever limits set for the said indicators are exceeded, the operator responsible for the anomalies is required to make a binding fixed offer for its entire offer both on the day-ahead market and the market for ancillary services valid for thirty days subsequent to the behavior considered abusive. Against such offer, the operator receives a remuneration calculated based on the pay-as-bid method and not on the system marginal price. Enel appealed the Resolution against the Lombardy Regional Administrative Court, obtaining its suspension.
To allow the start of active demand, thus completing the reform of the domestic electricity market, the Authority published (through Resolution no. 237/04) new rules for dispatching, providing for a transitional period (January-March 2005).

The role of the Single Buyer

On December 19, 2003, the Ministry of Productive Activities issued a Decree that assigns to the Single Buyer, effective January 1, 2004, the responsibility and authority over the supply of electricity to non-eligible customers, previously held provisionally by Enel SpA pursuant to article 4, comma 8 of the Bersani Decree.
The above Decree sets the guidelines for the operations of the Single Buyer, with particular reference to the means through which it can acquire electricity (over-the-counter “Bilateral contracts”; financial “Contracts for differences”; imported electricity; electricity falling under the provisions of CIP Regulation no. 6; purchases on the Pool Market).
Subsequent regulations allowed the Single Buyer to continue to acquire electricity to be sold to distribution companies in the STOVE system through Enel SpA until the start of operation of the Pool market. The Single Buyer continues however to be responsible for ensuring the supply of electricity to the regulated market.
With regards to the procurement of electricity, in compliance with criteria set by the Authority with Resolution no. 21/04, the Single Buyer published in March 2004 the terms and conditions for the awarding of “Bilateral contracts” and “Contracts for differences” through a bidding procedure on the basis of discounts over a base price.
In December 2004, the Single Buyer held new auctions for the awarding of “Contracts for differences” for 2005, resulting in the coverage of 16,725 MW through contracts with a term from January 1 to December 31, 2005, underwritten by most producers of electricity operating in Italy.
In January 2005, the Single Buyer auctioned a further 1,500 MW for the February-December 2005 period.

The start of merit order dispatching and Capacity Payment

To complete Electricity Market Regulations, the Authority for Electricity and Gas approved, through Resolution no. 48/04 dated March 27, 2004, the start of merit order dispatching, setting the rules for the supply of such service and the procurement of resources necessary for its provision.

With the same Resolution, the Authority introduced also a provisional system for the remuneration of generation plants that make their generation capacity available in the days of the year indicated by the ISO that are critical for the coverage of domestic demand (Capacity Payment).

Such remuneration consists of a fixed component, paid according to the capacity made available by eligible units on critical days, and a variable component, of a complementary nature, paid only in case annual revenues of the operator are lower than those it would have earned in case electricity prices applicable in the previous managed regime had been applied.
Financial resources necessary to cover costs relating to the introduction of Capacity Payment in its provisional shape are raised through a specific tariff component (CD). With Resolution no. 234/04, at the end of December the Authority started the process for the adoption of a final regulation on Capacity Payment and the update of remuneration provided in Resolution no. 48/04.

Restructuring of the energy sector

With Law no. 239 dated August 24, 2004 (“Marzano Decree”), the Italian Government approved the restructuring of the domestic electricity sector.
The new Law sets the principles and the objectives of legislation in the energy sector and defines the general objectives of energy policy, redesigning the role of the Authority for Electricity and Gas. Implementing European Directive 2003/54/EU, the Law also sets the gradual lowering of thresholds for the liberalization of the electricity market, granting eligibility to all non-household end users (about 7 million) from July 1, 2004 and provides for the full liberalization of the market from July 1, 2007. The Authority implemented such regulations through Resolution no. 107/04 dated June 30, 2004.
According to the said Law, the Single Buyer will have to ensure the supply of electricity to potentially eligible customers that decide not to leave the regulated market.
The Law restructuring the electricity sector introduces also changes to the so-called “transitional regime” relating to the distribution of natural gas, regulated by Legislative Decree no. 164/00 (“Letta Decree”). Such provisional regime provided for contracts in force to be held valid until their natural expiration, setting however a maximum expiration date at December 31, 2012 for concessions awarded through bidding, and at December 31, 2005 for all other concessions. Such last term may however be extended, subject to set conditions, up to a maximum of five years.
According to the mentioned Law, in the transitional period, the awarding entity is free to impose the early termination of the service, provided that such option is included in the clauses of the contract or concession terms. The transitional period expires on

December 31, 2007 (instead of the original December 31, 2005 expiration date) and the possibility of cumulating increases achieved in the transitional period is abrogated.

Subsequent to the publication of the Marzano Decree, on November 10, 2004 the Ministry of Productive Activities issued a circular containing information regarding the interpretation of the Legislative Decree with reference to the “transitional period” of distribution concessions (at the time of the coming into force of Legislative Decree no. 164/00) so as to facilitate its application. The possibility of using cumulative increases accrued by September 28, 2004 was also included.
The Ministry of Productive Activities set, through a Decree dated August 6, 2004, the amount of electricity generation costs that may not be recovered through tariffs and the amount of costs incurred in the forced relocation abroad of unloading and regasification activities for natural gas imported from Nigeria (stranded costs and Nigerian gas costs). The Decree sets a reimbursement of euro 513 million for generation costs that may not be recovered incurred in years 2000-2003, in addition to the reimbursement of euro 555 million covering Nigerian gas costs for the same period. The Decree also recognized a reimbursement of euro 910 million covering Nigerian gas costs for years 2004-2009. On December 1, 2004, the European Commission approved the Decree, making it effective.

Financial review

Results

Results of Enel for 2004 are summarized in the Reclassified Income Statement included below, obtained by reclassifying in line with international practice the Income Statement prepared pursuant to current regulations applicable in Italy.
Main changes occurred in the scope of consolidation occurred between December 31, 2003 and December 31, 2004 are limited to:
•	the acquisition of controlling shares in Sicilmetano and Sicilmetano Energy (distribution and sale of natural gas to end-users) on January 29, 2004 and their consolidation on a line-by-line basis from January 1, 2004;
•	minor acquisitions of controlling shares in the sector of electricity generation from renewable resources in North America in February and July 2004, and their consolidation on a line-by-line basis from the respective acquisition dates;
•	acquisition on September 15, 2004 of controlling shares in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) and their consolidation on a line-by-line basis from October 1, 2004;
•	minor acquisitions of controlling shares in the sector of electricity generation from renewable resources by Enel Unión Fenosa Renovables in Spain;
•	acquisition on December 14, 2004 of controlling shares in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users) and consolidation of the same limited to Balance Sheet items at December 31, 2004;
•	sale of the Aimeri Group (environmental services) in January 2004 and deconsolidation of the same from January 1, 2004;
•	disposal of NewReal (Real Estate sector) on July 14, 2004 and its deconsolidation from July 1, 2004.

In addition to the above changes, main differences affecting the comparability of the Income Statement for 2004 with respect to that for the previous year are represented by Maritza East III Power Company, whose results were consolidated in 2003 from April 1, and by Enel Unión Fenosa Renovables (generation of electricity from renewable resources in Spain), consolidated from December 31, 2003 limited to the Balance Sheet.

Such changes are of limited significance and do not affect the comparability of results between the two years considered; it is therefore not been deemed necessary to prepare a restated Income Statement for 2003.
As previously indicated, with the start of operation on April 1, 2004 of the Pool Market for Electricity and of operations of the Single Buyer — an entity acting as intermediary between the Group’s electricity generation and distribution companies — Enel’s electricity sales and purchases of electricity to and from third parties have increased considerably. The comparability of figures for the current year and those for 2003 is affected by such events.

The estimated useful life of domestic distribution networks owned by Enel was extended after an appropriate review. The application in 2004 of lower depreciation rates for such assets with respect to those applied in 2003 resulted in a euro 518 million reduction in the depreciation charge over 2003.

Consolidated Income Statement

In millions of euro		%		%		%

	2004		2003		2004-2003

Revenues:
- Electricity sales and Electricity Equalization Fund contributions	25,181	69.0	20,013	63.9	5,168	25.8
- Telecommunication services	4,168	11.4	3,959	12.6	209	5.3
- Gas sold to end-users	1,374	3.8	1,254	4.0	120	9.6
- Other services, sales and revenues	5,766	15.8	6,091	19.5	(325)	-5.3
Total revenues	36,489	100.0	31,317	100.0	5,172	16.5

Operating costs:
- Personnel	3,315	9.1	3,440	11.0	(125)	-3.6
- Fuel consumed for thermal generation	3,598	9.8	4,101	13.1	(503)	-12.3
- Electricity purchased	10,465	28.7	4,620	14.7	5,845	126.5
- Interconnection and roaming	1,346	3.7	1,381	4.4	(35)	-2.5
- Services, leases and rentals	3,990	10.9	3,843	12.3	147	3.8
- Fuel for trading and gas for resale to end-users	1,817	5.0	2,378	7.6	(561)	-23.6
- Materials	1,255	3.4	1,733	5.5	(478)	-27.6
- Other costs	716	2.0	924	3.0	(208)	-22.5
- Capitalized expenses	(1,023)	-2.8	(944)	-3.0	(79)	-8.4
Total operating costs	25,479	69.8	21,476	68.6	4,003	18.6

GROSS OPERATING MARGIN	11,010	30.2	9,841	31.4	1,169	11.9

Depreciation, amortization and accruals:
- Depreciation and amortization	4,173	11.5	4,516	14.4	(343)	-7.6
- Accruals and write-downs	512	1.4	593	1.9	(81)	-13.7
Total depreciation, amortization and accruals	4,685	12.9	5,109	16.3	(424)	-8.3

OPERATING INCOME	6,325	17.3	4,732	15.1	1,593	33.7

- Net financial income (expense)	(1,103)	-3.0	(1,130)	-3.6	27	2.4
- Equity income (expense)	(39)	-0.1	(73)	-0.2	34	46.6

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	5,183	14.2	3,529	11.3	1,654	46.9

- Extraordinary items	(818)	-2.2	(136)	-0.5	(682)	—

INCOME BEFORE TAXES	4,365	12.0	3,393	10.8	972	28.6

- Income taxes	1,533	4.2	966	3.1	567	58.7

INCOME BEFORE MINORITY INTERESTS	2,832	7.8	2,427	7.7	405	16.7

- Minority interests	(126)	-0.4	82	0.3	(208)	—

GROUP NET INCOME	2,706	7.4	2,509	8.0	197	7.9

In 2004, revenues from the sales and transport of electricity sales and Electricity Equalization Fund contributions amounted to euro 25,181 million, growing by euro 5,168 million on 2003 (up 25.8%) due almost entirely to electricity sales of Enel’s generation companies and the Parent Company in the Pool Market and to the Single Buyer. Until March 31, 2004, such electricity was sold directly to distribution companies and the related revenues were eliminated in the consolidation.

Other changes are due primarily to the following factors:
•	recording of revenues amounting to euro 627 million for the remuneration of ancillary and Capacity Payment services;
•	euro 508 million increase in revenues from electricity sold to end-users on the free market in Italy (from euro 1,245 million in 2003, to euro 1,753 million in 2004, up 40.8%), due primarily to higher sales to large electricity users as compared to 2003;
•	euro 283 million increase in revenues from foreign operations (from euro 974 million in 2003 to euro 1,257 million in 2004, up 29.1%), of which euro 172 million relating to international trading of electricity, euro 63 million to Maritza (consolidated from April 1, 2003, up euro 10 million) and Enel Unión Fenosa Renovables (whose results are consolidated from January 1, 2004, up euro 53 million), in addition to higher sales (up euro 45 million) reported by distribution companies in Spain;
•	a decline in revenues from the sale and transport of electricity on the regulated market, declining from euro 16,740 million in 2003 to euro 15,444 million in the current year (down euro 1,296 million, a 7.7% decline). Such reduction is due to increased liberalization of the market, lower sales volumes (particularly to resellers which, since April 1, 2004, acquire electricity directly from the Single Buyer), in addition to the new tariff mechanism introduced by the Authority for years 2004-2007, effective from February 1, 2004. The impact of the above is however partly offset by the application from January 1, 2004 of equalizing mechanisms on distributors’ margins, pursuant to Authority Resolution no. 5/04, accounting for a euro 231 million increase in revenues, and by the refinements of techniques for the measurement of volumes of electricity purchased and distributed but not yet billed at the end of the period, including the upward revision of estimates made at the end of 2003;
•	a euro 162 million decline in Electricity Equalization Fund contributions which in 2003 included euro 102 million relating to the retrieval of charges incurred in 2002 for “green certificates”, and euro 68 million of contributions for electricity generated in past years by plants falling under the incentives of CIP Regulation no. 6/92, no longer present in 2004.

Revenues from telecommunication services increase by euro 209 million (up 5.3%) on 2003, growing from euro 3.959 million to euro 4.168 million. The euro 242 million increase registered by mobile telecommunications (from euro 2,177 million to euro 2,419 million, up 11.1%) and revenues generated on the Greek market (up euro 66 million), were partly offset by a euro 75 million decline in revenues from fixed-line telephone services and Internet (declining from euro 1,559 million to euro 1,484 million, down 4.8%).

Gas sold to end-users grows from euro 1,254 million in 2003, to euro 1,374 million in 2004 (increasing by euro 120 million, up 9.6%) due primarily to higher quantities of gas sold, growing from 4,445 million cubic meters in 2003, to 5,186 million cubic meters in 2004 (up 16.7%). Revenues of new companies included in the operating perimeter of the gas area amounted to euro 24 million.

Other services, sales and revenues decline by euro 325 million on 2003 (from euro 6,091 million to euro 5,766 million, down 5.3%) due primarily to the following factors:
•	a euro 705 million decline in revenues from the sale of fuel for trading, of which euro 166 million relating to natural gas (inclusive of hedging transactions) and euro 539 million to other fuels. It is to be noted that in the last months of 2003, some months after their exit from the Group, supplies contracts with Edipower and Tirreno Power expired, while Enel Trade was increasingly focused on the procurement of fuels and gas for Group companies;
•	a euro 641 million decline in revenues of Engineering and contracting, due to slower activity after the completion of certain foreign projects. In 2003, revenues included euro 55 million relating to the recording of non-recurrent income resulting from the settlement of a dispute on a contract for the construction of a power plant in Libya;
•	a euro 59 million decline in revenues due to the disposal of companies operating in the environmental services sector;
•	a euro 50 million decline in revenues from information technology, real estate and facility management activities due to the contraction in the operating perimeter;
•	a euro 25 million decline in fees for power supply increases and new connections to the power network;
•	recording in 2003 of non-recurring income amounting to euro 440 million, of which euro 410 million due to the retrieval of charges recorded in 2002 on account of the “hydroelectric surcharge”, whose reimbursement was provided for by a Decree issued by the Ministry of Productive Activities in agreement with the Ministry of Economics and Finance dated September 10, 2003, in addition to the recording of income amounting to euro 30 million as a result of the definition on the part of the Authority for Telecommunications of interconnection fees for 2002.

These declines were partly offset by the following factors:
•	recording in 2004 of regulatory items amounting to euro 1,219 million as a result of the recognition, through a Decree dated August 6, 2004 issued by the Ministry of Productive Activities, of the right to the reimbursement of unrecoverable electricity generation costs, and of additional costs resulting from the forced relocation abroad of the unload and regasification of natural gas imported by Enel from Nigeria (stranded costs and Nigerian gas costs);
•	reversal of the euro 194 million accrual made in previous years against annual charges due pursuant to Law no. 448, December 23, 1998 (turnover contribution) as a result of the pronouncement dated June 8, 2004 of the European Court of Justice confirming the incompatibility of the contribution with EU Directive no. 97/13, canceling such obligation;
•	awarding in 2004 of a euro 203 million prize to Enel Distribuzione for improvements achieved in 2003 in the quality of its electricity supply service, in addition to the prize on the continuity of service for 2004 to be awarded by the Electricity Equalization Fund, estimated at euro 45 million. The amount recorded in 2003 for the same was euro 147 million;
•	euro 29 million increase in fees for the use of the National Transmission Network and euro 66 million growth in revenues from high and very-high voltage transmission networks managed in Brazil by subsidiaries TSN and Novatrans.

Personnel costs amount to euro 3,315 million and decline by euro 125 million (down 3.6%). Excluding the effect of changes in the scope of consolidation due primarily to the different scope of activity in the gas area and in the Real Estate sector, personnel costs decline by euro 90 million (down 2.7%), while the average number of employees declines by 6.3%. The higher average cost per employee (up 3.8%) reflects the renewal of the labor contract for the sector, the growth of salary variable components and normal pay progression.

The cost of fuel consumed for thermal generation declines by euro 503 million (from euro 4,101 million in 2003 to euro 3,598 million in 2004, down 12.3%). Excluding the effect of the change in the scope of consolidation due to Maritza and Enel Unión Fenosa Renovables, it declines by euro 527 million (down 12.9%). The reduction can be attributed to lower thermal generation, partly offset by the increase in fuel prices.

The cost of electricity purchased grows by euro 5,845 million (from euro 4,620 million in 2003, to euro 10,465 million in 2004, up 126.5%). The growth in purchases can be attributed primarily to the increase in electricity sold as, with the start of operation of the

Pool Market on April 1, 2004, distribution companies acquire electricity exclusively from the Single Buyer and no longer also from Group generation companies.

Interconnection and roaming costs decline in 2004 by euro 35 million (down 2.5%) from euro 1,381 million in 2003 to euro 1,346 million in the current year, as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators, and the reduction in unit termination fees.

The cost of services, leases and rentals amounts to euro 3,990 million, growing by euro 147 million (up 3.8%) on 2003. Net of the euro 15 million increase attributable to the change in the operating perimeter connected primarily to the consolidation of Enel Unión Fenosa Renovables, the euro 132 million increase is due primarily to the following factors:
•	higher electricity and gas transport costs, up euro 157 million;
•	a euro 66 million increase in advertising costs, primarily due to the launch of i-mode services and the Happy Night offer by Wind;
•	lower costs relating to Engineering and contracting activities, down euro 95 million.

The cost for the purchase of fuel for trading and gas for resale to end-users declines by euro 561 million (down 23.6%) from euro 2,378 million in 2003, to euro 1,817 million in 2004.
Fuel for trading (including natural gas) declines by euro 660 million, while the cost of natural gas for resale to end-users grows by euro 99 million due to the performance of the respective sale volumes.

The cost of materials consumed declines by euro 478 million (from euro 1,733 million in 2003, to euro 1,255 million in 2004, down 27.6%) due primarily to lower needs of the Engineering and contracting sector for work carried out for third parties.

Other costs decline by euro 208 million (from euro 924 million in 2003 to euro 716 million in 2004, down 22.5%) due to the following:
•	a euro 97 million decline in costs incurred by Enel Distribuzione with the electricity system in connection with improvements in the continuity of service. The reduction is due to regulatory changes that entitle the Electricity Equalization Fund to recover directly amounts paid by customers on account of the same. In 2003, costs were retrieved through sales tariffs, affecting in the same way both costs and revenues of distributors;
•	euro 30 million decline in costs incurred in connection with “green certificates”;

•	recording in 2003 of a non-recurring charge of euro 30 million in connection of the agreement for the cancellation of an engineering and contracting order in Libya;
•	the recording in 2003 of a euro 20 million charge on the partial reimbursement of the margin generated on imports of electricity for the regulated market (Authority Resolution no. 226/02), no longer due in 2004;
•	lower sundry extraordinary losses, down euro 31 million.

Capitalized expenses amount to euro 1,023 million, growing by euro 79 million due primarily to higher internal construction of plant and equipment in the Networks, Infrastructure and Sales Division.

Gross operating margin for 2004 amounts to euro 11,010 million, growing by euro 1,169 million on 2003 (up 11.9%).

The breakdown by Division is shown below:

Gross operating margin

In millions of euro

	2004	2003	2004-2003

Generation and Energy Management	3,999	3,863	136
Networks, Infrastructure and Sales	3,841	3,690	151
Transmission Networks	683	621	62
Telecommunications	1,554	1,010	544
Parent Company and Other activities	933	657	276

Total	11,010	9,841	1,169

Main factors contributing to the change in gross operating margin are outlined in the analysis of Results by Division.
The operating income for 2004 is equal to euro 6,325 million, up euro 1,593 million on 2003 (up 33.7%). The higher increase in absolute terms with respect to the gross operating margin is due to the euro 424 million decline in depreciation, amortization and accruals (down 8.3%). The breakdown by Division is shown below:

Depreciation, amortization, accruals and write-downs

Depreciation and amortization			In millions of euro	Accruals and write-downs

2004	2003	2004-2003		2004	2003	2004-2003

1,230	1,202	28	Generation and Energy Management	71	204	(133)
837	1,234	(397)	Networks, Infrastructure and Sales	119	127	(8)
164	154	10	Transmission Networks	10	37	(27)
1,810	1,716	94	Telecommunications	200	134	66
132	210	(78)	Parent Company and Other activities	112	91	21

4,173	4,516	(343)	Total	512	593	(81)

Depreciation and amortization charges decline by euro 343 million (down 7.6%), determined as follows:
•	a euro 397 million decline recorded by the Networks, Infrastructure and Sales Division, primarily attributable to the mentioned review of the useful life of domestic electricity distribution networks, partly offset by higher depreciation charges resulting from the development of the distribution network;
•	euro 94 million increase registered in the Telecommunications sector, of which euro 55 million relating to the consolidation difference recorded on the acquisition (on July 1, 2003) of a 26.6% share in the capital stock of Wind held by France Telecom, and euro 39 million due prevalently to the development of the proprietary network;
•	euro 40 million net decline in the remaining sectors.

Accruals and write-downs decline in 2004 by euro 81 million (down 13.7%) due to the following:
•	a euro 133 million decline recorded by the Generation and Energy Management Division due lower accruals relating to charges on the operation of generation plants equal to euro 51 million in 2004 (euro 64 million in 2003). In the previous year, accruals included the estimate of adjustments on the “hydroelectric surcharge” for 2001, amounting to euro 57 million, and euro 21 million relating to the estimated adjustment on trading contracts;
•	a euro 27 million decline in accruals relating to Transmission Networks as a result of the recording of the estimated upward adjustment carried out in 2003 of National Transmission Network (NTN) fees receivable following the assessment of the actual share owned in the NTN;
•	a euro 66 million increase recorded by Telecommunications as a result of a euro 97 million increase in the write-down of receivables due to the review, over 2003, of the risk profile of its receivables, in addition to the euro 21 million increase in accruals resulting from litigation. Such increase is partly offset by lower accruals

(down euro 45 million), as a result of the cancellation of the turnover contribution on telecommunication services;
•	a euro 13 million net increase in the remaining sectors.

Net financial expense, equal to euro 1,103 million, declines by euro 27 million on 2003 (down 2.4%) due primarily to the lower average debt on 2003 coupled with a slight decline in interest rates.

The equity expense amounts to euro 39 million and relates primarily to the write-down of investments in affiliates and other companies.

Net extraordinary items are negative by euro 818 million, as compared with negative euro 136 million in 2003.

Extraordinary income amounts to euro 1,151 million and consists of the following:
•	euro 860 million relating to the public offering of a 50% share in Terna’s capital stock in June 2004, including minority interests’ share in net income for the 1st Half of 2004;
•	euro 113 million capital gain on the sale of NewReal in July 2004, inclusive of adjustments to the sale price;
•	adjustments of various nature relating to Wind, equal to euro 29 million;
•	euro 26 million relating to adjustments on income taxes for the previous year resulting from the definition of the tax treatment of some items following clarifications issued by tax authorities subsequent to the time at which the 2003 Financial Statements were prepared;
•	release of euro 22 million from the Provision for restructuring costs, accrued in the previous year in the Real Estate sector;
•	capital gains realized on the disposal of minor distribution networks amounting to euro 11 million;
•	extraordinary income and other items amounting to euro 90 million.

In 2003, extraordinary gains amounted to euro 760 million. Of these, euro 356 million were due to the capital gain on the disposal of Interpower and euro 165 million to the capital gain on the disposal of minor local distribution networks, of which euro 120 million relating to the disposal of the Brescia electricity distribution network.

Extraordinary expense amounted to euro 1,969 million and consisted of the following:
•	euro 1,116 million write-down in consolidation difference relating to the Telecommunications sector to bring its value into line with the market value implicit in the offer considered by the Board of Directors at its April 9 meeting;
•	charges on early retirement incentives amounting to euro 435 million;
•	write-down of tangible assets taken out of service by Wind as a result of the reorganization of the network, amounting to euro 57 million;
•	expenses incurred in conjunction with the public offering of 50% of Terna’s capital stock (including the accrual for bonus shares), amounting to euro 52 million;
•	adjustments to the value of certain Balance Sheet items, amounting to euro 41 million, due to differences emerged upon the elimination of tax-related items in individual Financial Statements of some Group companies;
•	adjustments relating to electricity and gas on transactions carried out in previous years, amounting to euro 39 million;
•	charges relating to the tax amnesty amounting to euro 31 million;
•	adjustments, write-downs and other items of various nature relating to Wind, amounting to euro 26 million;
•	charges amounting to euro 21 million on the conversion of the Santa Barbara power plant;
•	charges amounting to euro 20 million on the final settlement between Enel and Endesa regarding compliance with obligations of the two companies with regards to the sale of the equity investment in Elettrogen to Endesa;
•	charges on guarantees pledged upon the sale of NewReal, amounting to euro 20 million;
•	capital loss on the disposal of a business in the Water sector, amounting to euro 12 million;
•	previous years’ taxes amounting to euro 9 million;
•	extraordinary charges of various nature, amounting to euro 90 million.

The extraordinary expense in 2003 amounted to euro 896 million and included primarily charges on early retirement incentives equal to euro 256 million in addition to write-downs and accruals made in connection with work for the conversion of the Torre Valdaliga Nord power plant amounting respectively to euro 133 million and euro 58 million.

Income taxes for 2004, amounting to euro 1,533 million (euro 966 million in 2003) include current income taxes of euro 1,485 million and net deferred tax liabilities of euro 48 million.

The difference between the normal tax rate (IRES 33%) and the total effective tax rate of 35.1% is due to the following factors:

In millions
of euro	%

Income before taxes	4,365

Normal tax rate (33%)	1,440	33.0%
Excess of net deferred taxes liabilities	(474)	-10.9%
Permanent differences and minor items:
- not taxable capital gains	(299)	-6.8%
- other	425	9.7%

IRES (current and deferred)	1,092	25.0%
Foreign income taxes	22	0.5%
IRAP and other income taxes	419	9.6%

INCOME TAXES	1,533	35.1%

The excess of net deferred tax liabilities (euro 474 million) relates mainly to the reversal of deferred tax liabilities no longer recognized, net of a reduction of euro 192 million in deferred tax assets following the assessment of the recoverability of Telecommunication sector’s tax loss carry-forwards.

IRES for the year, amounting to euro 1,092 million, includes current income taxes of euro 1,108 million and net deferred tax assets of euro 16 million. IRAP and other income taxes include current IRAP taxes amounting to euro 350 million, net deferred IRAP tax liabilities (euro 64 million) and other income taxes (euro 5 million).

Cash flows and debt
Cash flows for 2004 and 2003 are reported in the Statement of Cash Flows that follows.

In millions of euro

	2004	2003	2004-2003

CASH FLOW FROM OPERATIONS
Net income (including minority interests)	2,832	2,427	405
Depreciation and amortization	4,173	4,516	(343)
Write-down of fixed assets	1,242	308	934
Net change in provisions (including termination indemnities)	(103)	167	(270)
Capital gains/losses and extraordinary items	(873)	(528)	(345)
Financial income	(370)	(425)	55
Financial expense	1,473	1,555	(82)
Income taxes	1,533	966	567
Cash generated by operations before changes in net current assets	9,907	8,986	921

(Increase)/Decrease:
Inventories	(39)	(1,028)	989
Receivables	(1,091)	378	(1,469)
Net position with Electricity Equalization Fund	(1,241)	24	(1,265)
Accruals and prepayments	96	(19)	115
Payables	541	275	266

Cash generated by operations	8,173	8,616	(443)

Interest and other financial income received	359	425	(66)
Interest and other financial expense paid	(1,445)	(1,511)	66
Income taxes paid	(1,695)	(357)	(1,338)

Cash generated by current operating activities	5,392	7,173	(1,781)

CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(316)	(346)	30
Investments in tangible assets	(3,518)	(3,623)	105
Investments in consolidated subsidiaries
(net of cash owned by acquired companies)	(135)	(1,601)	1,466
Investments in unconsolidated subsidiaries and associates	(57)	(37)	(20)
Disposal of consolidated subsidiaries and business units	1,950	654	1,296
Disposal of tangible and financial assets	108	230	(122)
Other changes in fixed assets	70	28	42

Cash generated by (employed in) investing activities	(1,898)	(4,695)	2,797

CASH FLOW FROM FINANCING ACTIVITIES
Change in financial debt	1,002	13	989
Dividends and interim dividend paid	(4,256)	(2,183)	(2,073)
Increases in capital stock and reserves due to exercise of stock-options	241		241
Capital increases contributed by third parties	10	109	(99)

Cash employed in financing activities	(3,003)	(2,061)	(942)

Payment of tax on freeing-up of reserves, revaluation of assets and tax amnesty charges	(579)	(365)	(214)

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	(88)	52	(140)

BEGINNING CASH BALANCE	452	400	52

ENDING CASH BALANCE	364	452	(88)

Changes occurred in the year in Balance Sheet items resulting from the initial public offering of a 50% share in the capital stock of Terna, the disposal of NewReal and of equity investments in the environmental services sector, acquisitions of companies operating in the gas sector and equity investments in companies active in the generation of electricity from renewable resources in North America and Spain are shown in the table that follows:

Companies
	acquired and	Companies
In millions of euro	consolidated	sold

Goodwill and consolidation differences	47	—
Intangible assets	17	5
Tangible assets	172	1,286
Financial assets	(26)	2

Total fixed assets	210	1,293

Net current assets	(4)	(101)
Provisions and other items	(25)	826
Net financial (debt)/assets	(42)	(1,004)

Gains from the initial public offering of a 50% share in Terna’s capital stock	—	860
Net capital gain on disposal of NewReal, including price adjustments	—	104
Receivables from the purchaser of NewReal	—	(48)

Total purchase/sale price	139	1,930

Cash of companies acquired/sold	(4)	—

Net cash flow	135	1,930

Cash generated by current operating activities in 2004 is equal to euro 5,392 million, as compared with euro 7,173 million in 2003. The euro 1,781 million decline in the cash flow is due to the following factors:
•	a euro 921 million increase in cash generated by operating activities before changes in net current assets. Such increase is smaller than that registered by the gross operating margin (up euro 1,169 million) due to the reversal, carried out in the first six months of 2004, of the accrual made in previous years against the annual charge on telecommunications activities (turnover contribution);
•	lower contribution of changes in net current assets (down euro 1,364 million) due prevalently to receivables from the Electricity Equalization Fund relating to the recovery of stranded costs, amounting to euro 1,219 million, as provided by the Decree issued by the Ministry of Productive Activities in agreement with the Ministry of Economics and Finance, dated August 6, 2004;
•	a euro 1,338 million increase in income taxes paid. These are influenced primarily by the mechanism through which advances are determined, based on taxes for the previous year. Higher payments in 2004 are affected by the growth in taxable income in 2003 on 2002, in addition to the positive balance at the end of 2002 that was retrieved through lower payments in 2003.

Cash employed in investing activities amounts to euro 1,898 million, declining from a cash outflow of euro 4,695 million in 2003. The reduction in cash requirements was therefore equal to euro 2,797 million.
Capital expenditure on tangible and intangible assets declines by euro 135 million due primarily to the completion of very-high voltage power lines in Brazil.
The outflow for the acquisition of consolidated subsidiaries (net of cash held by acquired companies) amounts in 2004 to euro 135 million, down euro 1,466 million on the previous year. The outflow in the year relates to the acquisition of companies operating in the gas sector, amounting to euro 104 million.
Proceeds from the disposal of consolidated subsidiaries and business units in 2004 amounted to euro 1,950 million (of which euro 1,930 million relating to companies sold and deconsolidated), as compared with euro 654 million in the same period in 2003 (up euro 1,296 million). The initial public offering of 50% of Terna’s capital stock in June 2004 generated proceeds amounting to euro 1,700 million, while the disposal of NewReal in July 2004 generated proceeds of euro 216 million, net of price adjustments and other receivables from Excelsia Otto. Equity investments in the environmental services sector generated proceeds amounting to euro 14 million. The sale of electricity distribution networks in 2004 generated a cash flow of euro 20 million, as compared with euro 240 million in 2003.
In 2003 cash employed in investing activities was affected primarily by the outflow of euro 1,330 million for the purchase of the 26.6% stake in Wind owned by France Telecom (in addition to euro 59 million for the reimbursement of capital increases), and by the euro 168 million outlay for the acquisition of an 80% stake in Enel Unión Fenosa Renovables, net of proceeds amounting to euro 477 million from the disposal of Interpower.

Financing activities for 2004 include a cash outflow of euro 2,195 million relating to dividends distributed by the Parent Company on 2003 net income, in addition to the euro 2,014 million outflow for the payment of an interim dividend in 2004 resolved in connection with the capital gain on the initial public offering (IPO) of 50% of Terna and the impact of the financial restructuring of the company ahead of its IPO.
In 2004 the Group recorded a non-recurring tax outlay of euro 579 million, of which euro 462 million due to the revaluation of assets carried out in 2003, euro 86 million to the freeing-up of reserves carried out in 2002, and euro 31 million to the tax amnesty for the 2002 fiscal year.

The outlay for non-recurring taxes, dividends and interim dividends, in addition to cash requirements for investing activities, generated needs amounting to euro 6,733 million. These were covered by cash generated by current operating activities, amounting to euro 5,392 million and by the increase in capital stock and reserves for the exercise of stock-options and minority shareholders’ capital contributions, amounting to a total of euro 251 million. The resulting euro 1,090 million requirement represents the balance between the increase in financial debt (up euro 1,002 million), and the decline in the total cash balance (down euro 88 million). As it concerns only financing activities in 2004, such growth in debt does not include the impact of changes in the scope of consolidation and exchange rate differences, representing the net effect of the euro 2,118 million increase in net medium- and long-term debt and the euro 1,116 million decline in net short-term debt.

With regards to medium- and long-term debt, bonds increase by euro 2,259 million, as a result of the euro 3,147 million increase due to new debt, and the euro 888 million decline resulting from the reclassification of the portion of long-term debt maturing within one year.
Financial transactions carried out in 2004 include the launch on May 6, 2004 of two euro 750 million bond issues, having respectively a 7 and 20-year maturity, issued in the context of a euro 10 billion Medium-Term Notes program. Under the same program, in 2004 Enel Investment Holding BV carried out the private placement of a euro 150 million bond issue denominated in euro. On October 12, 2004, Terna launched two bond issues maturing in 10 and 20 years amounting respectively to euro 600 million and euro 800 million.
Short-term debt (net of factoring receivables and other minor financial receivables) declines by euro 2,125 million, of which euro 1,116 million due to operations and euro 1,009 due to changes in the scope of consolidation.
Reimbursements in the year include a number of bond issues among which a euro 2,000 million bond issued on June 7, 2001 by Enel Investment Holding BV and expiring in June, in addition to a euro 1 billion bond issued on October 5, 1999 by Enel SpA, expiring in October, a euro 200 million issued on July 29, 1999 by Camuzzi Finance, expiring in July, and the repayment of other loans expiring, prevalently of the Parent Company.
Commercial paper debt relates to issues carried out in the context of a euro 1,500 million program launched in 2001 by Enel Investment Holding BV and guaranteed by Parent Company. At December 31, 2004, uses of such program, whose maximum amount was increased to euro 2,500 million in May 2004, amount to euro 2,487 million, up euro 1,030 million on December 31, 2003.
The use of short-term borrowing facilities ensured flexible financing, allowing to take advantage of the decline in interest rates for shorter maturities.

Net financial debt at December 31, 2004 and changes from December 31, 2003 are reported below:

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Medium- and long-term debt:
- Bank loans	11,198	11,215	(17)
- Bonds	9,430	7,171	2,259
- Other loans	143	146	(3)
Medium- and long-term debt	20,771	18,532	2,239

- Own bonds and other items	(542)	(532)	(10)
- Medium- and long-term guarantee deposits	(1,598)	(1,528)	(70)

Net medium- and long-term debt	18,631	16,472	2,159

Short-term debt:
Bank loans:
- Short-term portion of medium- and long-term debt	474	736	(262)
- Use of revolving credit lines	400	1,172	(772)
- Other short-term bank debt	2,162	1,999	163
	3,036	3,907	(871)

Bonds (short-term portion)	888	3,260	(2,372)
Other loans (short-term portion)	15	20	(5)
Commercial paper	2,487	1,457	1,030
Other short-term financial loans	5	4	1

Short-term debt	6,431	8,648	(2,217)

Factoring receivables	(391)	(487)	96
Financial receivables from associates	(11)	(7)	(4)
Cash at banks and marketable securities	(364)	(452)	88

Net short-term financial debt	5,665	7,702	(2,037)

NET FINANCIAL DEBT	24,296	24,174	122

Changes in net financial debt shown in the Statement of Cash Flows above are detailed in the table below:

			Companies			Exchange-
		Current	acquired and	Companies	Businesses	rate
In millions of euro		operations	consolidated	sold	sold	differences

	at Dec. 31,						at Dec. 31,
	2003						2004

Medium- and long-term debt	(16,472)	(2,118)	(51)	—	—	10	(18,631)
Short-term debt net of financial receivables	(8,154)	1,116	(4)	1,013	—	—	(6,029)
Cash at banks and marketable securities	452	(85)	13	(9)	(2)	(5)	364

	(7,702)	1,031	9	1,004	(2)	(5)	(5,665)

Net financial debt	(24,174)	(1,087)	(42)	1,004	(2)	5	(24,296)

Main factors affecting change in net financial debt are shown in the table that follows:

In millions of euro

Net financial debt at Dec. 31, 2003		(24,174)

Cash generated by current operating activities		5,392

Capital expenditure on tangible and intangible assets		(3,834)

Acquisition of companies in the gas area	(113)
Purchase of equity investments in the renewable resources generation sector (North America and Spain)	(68)
Investments in unconsolidated subsidiaries	(57)
Initial public offering of a 50% share in Terna’s capital stock	1,700
Disposal of NewReal	1,211
Disposal of equity investments in the environmental services sector	22
Disposal of local distribution networks	20
Other divestments and changes	184

Cash flow from extraordinary operations		2,899

Dividends and interim dividend paid	(4,256)
Capital increase and reserves for the exercise of stock-options	241
Capital increases contributed by third parties	10

Cash flows from own capital		(4,005)

Substitute tax on freeing-up of reserves, revaluation of assets and tax amnesty charges		(579)
Exchange-rate differences on financial debt		5

Total changes		(122)

Net financial debt at December 31, 2004		(24,296)

Balance Sheet
A reclassified Balance Sheet at December 31, 2004 and 2003 is included below:

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Net fixed assets:
- Tangible and intangible	47,993	50,731	(2,738)
- Financial	447	531	(84)
Total	48,440	51,262	(2,822)

Net current assets :
- Trade receivables	7,818	6,991	827
- Inventories	4,214	4,211	3
- Other assets and net receivables from Electricity Equalization Fund	2,285	986	1,299
- Net tax receivables (payables)	532	(780)	1,312
- Trade payables	(6,718)	(5,835)	(883)
- Other liabilities	(7,609)	(7,627)	18
Total	522	(2,054)	2,576

Gross capital employed	48,962	49,208	(246)

Provisions:
- Employee termination indemnity	(1,095)	(1,298)	203
- Retirement benefits	(471)	(462)	(9)
- Net deferred taxes	(544)	(476)	(68)
- Other provisions	(1,578)	(1,483)	(95)
Total	(3,688)	(3,719)	31

Net capital employed	45,274	45,489	(215)

Group Shareholders’ Equity	19,847	21,124	(1,277)
Minority interests	1,131	191	940
Total Shareholders’ Equity	20,978	21,315	(337)

Net financial debt	24,296	24,174	122

TOTAL	45,274	45,489	(215)

Net fixed assets decline by euro 2,822 million.
Tangible and intangible assets decline by euro 2,738 million due primarily to the following:
•	capital expenditure for the year amounting to euro 3,834 million, of which euro 3,518 million relating to tangible assets and euro 316 million to intangible assets;
•	euro 1,116 million write-down of the goodwill relating to the Telecommunications sector to bring its value in line with market value;
•	a euro 1,055 million decline due to changes in the scope of consolidation, of which euro 1,264 million relating to the disposal of NewReal, partly offset by: euro 108 million due to the new scope of activity in the gas sector, euro 81 million to companies operating in the sector of electricity generation from renewable resources in North America and Spain, and euro 20 million to Wisco, a company operating in the water sector. These amounts include the respective consolidation differences and goodwill amounting to euro 47 million;
•	a depreciation expense for the year amounting to euro 4,173 million;
•	disposals amounting to euro 135 million, of which euro 124 million relating to property and euro 10 million relating to local electricity distribution networks;
•	write-downs of tangible and intangible assets amounting to euro 84 million, of which euro 57 million relating to Wind’s telecommunications network, euro 8 million relating to the conversion to combined-cycle technology of the Santa Barbara power plant, and euro 9 million to old meters owned by electricity distribution companies in Spain;
•	negative adjustments amounting to euro 22 million, mainly due to the translation into euro of amounts expressed in foreign currency (primarily Brazilian reais and US dollars);
•	other increases amounting to euro 13 million.

Financial assets decline by euro 84 million mainly as a result of the write-down of equity investments in associates and other companies (euro 48 million), and the retrieval of withholding taxes on termination indemnities (euro 43 million).

Net current assets, having a negative balance of euro 2,054 million at the end of 2003, amount to positive euro 522 million at December 31, 2004. The change, equal to euro 2,576 million, is due mainly to the following factors:
•	a euro 827 million increase in trade receivables in the electricity sector, due to the mentioned start of operation of the Pool Market that determined a parallel increase in trade payables. The growth is partly offset by a decline in receivables in the Telecommunications and Engineering and contracting sectors due to lower activity;
•	a euro 1,299 million increase in other activities and net receivables from the Electricity Equalization Fund, prevalently due to receivables from the latter. Such increase is due primarily to the recording of the amount of euro 1,219 million receivable from the Electricity Equalization Fund on account of the recovery of stranded costs, as provided by a Decree dated August 6, 2004 by the Ministry of Productive Activities in agreement with the Ministry of Economics and Finance;
•	a euro 1,312 million change in net tax position from a debt of euro 780 million at the end of 2003, to a credit of euro 532 million at December 31, 2004, determined by the following factors:
-	the recording of euro 1,485 million in current taxes payable for the year;
-	the payment of euro 1,695 million of income taxes, including advances and taxes on capital gains realized on disposals;
-	the payment of euro 462 million for substitute taxes on fixed asset revaluations, in addition to the payment of euro 86 million on the freeing-up of accelerated depreciation reserves. Charges paid on account of the tax amnesty for 2002 amounted to euro 31 million;
-	euro 377 million net increase in VAT receivable, and euro 41 million increase in other indirect taxes receivable;
-	euro 55 million decline in electricity and gas consumption taxes, and in withholding substitute taxes.
•	euro 883 million increase of trade payables due primarily to the start of operation of the Pool Market, partly offset by the result of investment activities and the stage of completion reached by Engineering and contracting work, particularly abroad.

Provisions decline from euro 3,719 million at the end of 2003, to euro 3,688 million at December 31, 2004. The deferred tax provision (recorded net of deferred tax assets) increases by euro 68 million on the previous year, while other provisions register a net decline of euro 99 million.

Net capital employed grows from euro 45,489 million at December 31, 2003 to euro 45,274 million at December 31, 2004, down euro 215 million. Shareholders’ Equity (Group and minority interests) amounts to euro 20,978 million and net financial debt is equal to euro 24,296 million. The debt to equity ratio is equal to 1.16 (1.13 at December 31, 2003).

Operating review

Results by Division

In millions of euro

	2004	2003	2004-2003

Generation and Energy Management
Revenues	12,982	12,607	375	3.0%
Gross operating margin	3,999	3,863	136	3.5%
Operating income before amortization of goodwill	2,752	2,505	247	9.9%
Operating income	2,698	2,457	241	9.8%

Networks, Infrastructure and Sales
Revenues	19,466	20,433	(967)	-4.7%
Gross operating margin	3,841	3,690	151	4.1%
Operating income before amortization of goodwill	2,930	2,374	556	23.4%
Operating income	2,885	2,329	556	23.9%

Transmission Networks
Revenues	1,023	927	96	10.4%
Gross operating margin	683	621	62	10.0%
Operating income	509	430	79	18.4%

Telecommunications
Revenues	4,714	4,383	331	7.6%
Gross operating margin	1,554	1,010	544	53.9%
Operating income before amortization of goodwill	99	(340)	439	—
Operating income	(456)	(840)	384	45.7%

Services and Other activities
Revenues	1,799	2,742	(943)	-34.4%
Gross operating margin	298	481	(183)	-38.0%
Operating income before amortization of goodwill	131	213	(82)	-38.5%
Operating income	130	213	(83)	-39.0%

Parent Company
Revenues	1,617	1,139	478	42.0%
Gross operating margin	729	256	473	184.8%
Operating income	653	223	430	192.8%

Adjustments and elisions
Revenues	(5,112)	(10,914)	5,802	—
Gross operating margin	(94)	(80)	(14)	—
Operating income before amortization of goodwill	(94)	(80)	(14)	—
Operating income	(94)	(80)	(14)	—

Total
Revenues	36,489	31,317	5,172	16.5%
Gross operating margin	11,010	9,841	1,169	11.9%
Operating income before amortization of goodwill	6,980	5,325	1,655	31.1%
Operating income	6,325	4,732	1,593	33.7%

Generation and Energy Management

The Division includes electricity generation and energy related activities in Italy and abroad, managing the following areas:
•	Electricity:
-	generation in Italy through Enel Produzione (thermal and hydroelectric power) and Enel Green Power (geothermal, wind and hydroelectric power);
-	sale on the domestic market to large electricity users (end-users with an annual consumption in excess of 100 million kWh) and wholesalers, through Enel Trade;
-	trading on international markets, also through Enel Trade.
•	Energy products, through Enel Trade:
-	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);
-	sale of natural gas to “distributors”;
-	trading on international markets.
•	Logistic Services, through Enel Logistica Combustibili.
•	Technologies linked to the development of alternative energy resources, through Conphoebus.
•	Generation of electricity abroad, through Viesgo Generaciòn and Enel Unión Fenosa Renovables (Spain), Maritza (Bulgaria), Enel North America (North America) and Enel Latin America (Central and South America).

At December 31, 2003, foreign electricity generation activities were included in the International operations Division. In 2004, such activities were reattributed to the Generation and Energy Management Division. For a like-for-like comparison, figures for 2003 relating to foreign generation companies have therefore been reattributed to the Generation and Energy Management Division.

Generation and Energy Management

In millions of euro

	2004	2003	2004-2003

Domestic operations
Revenues	12,397	12,111	286	2.4%
Gross operating margin	3,761	3,652	109	3.0%
Operating income before amortization of goodwill	2,639	2,388	251	10.5%
Operating income	2,639	2,388	251	10.5%

International operations
Revenues	623	518	105	20.3%
Gross operating margin	238	211	27	12.8%
Operating income before amortization of goodwill	113	117	(4)	-3.4%
Operating income	59	69	(10)	-14.5%

Elisions
Revenues	(38)	(22)	(16)	—

Total
Revenues	12,982	12,607	375	3.0%
Gross operating margin	3,999	3,863	136	3.5%
Operating income before amortization of goodwill	2,752	2,505	247	9.9%
Operating income	2,698	2,457	241	9.8%

Net capital employed	15,146	14,458	688	4.8%
Employees at year-end (no.)	10,828	11,196	(368)	-3.3%
Capital expenditure	857	853	4	0.5%

Domestic operations

Regulatory aspects

Start of operation of the Pool Market

At the end of March 2004, the Authority adopted a number of measures that define general rules for the start of merit order dispatching of electricity and of the organized market for electricity (the Pool Market) for the period between April 1 and December 31, 2004.
With Resolution no. 48, dated March 27, 2004, the Authority set fundamental rules for the merit order dispatching of electricity for the period between April 1 and December 31, 2004. The selection of generation plants is based on prices bid by electricity producers in the Pool Market.

Auctions held by the Single Buyer

In accordance with ministerial guidelines and criteria indicated in Authority Resolution no. 21, dated February 24, 2004 (amended by Resolution no. 49, March 27, 2004), in March 2004 the Single Buyer published the terms of the auction for the bidding on the basis of discounts over a base price for both “Bilateral contracts” and “Contracts for differences”.
The auction for “Bilateral contracts” involved 4,800 MW of total generation capacity, divided into “electricity zones”, for electricity to be distributed over the Italian territory.
Operators made bids on the basis of percentage discounts over a base price. Those who made winning bids were recognized the discounted price bid, in addition to a fixed component aimed at covering fuel prices (Ct parameter) applicable for April 2004, and remaining constant through December 31, 2004. Contracts awarded have a fixed term from April 1 (starting date of merit order dispatching) to December 31, 2004.
“Contracts for differences” are awarded by zone and subdivided into four types according to the time of the day at which the Single Buyer acquires electricity in the Pool Market.
Enel won 3,620 MW of “Bilateral contracts”, and 15.3 TWh for “Contracts for differences”.
In July, Enel participated to another auction for the awarding of “Contracts for differences” with a term from July 1 to December 31, 2004, winning 12.6 TWh.
In December 2004, the Single Buyer held auctions to cover its requirements for 2005 relating to five energy commodities (coal, oil, gas, combined-cycle and peak energy) for a total of 18,000 MW. Enel won about 11,000 MW in the first auction (representing about 61% of the amount bid), and a further 425 MW in the second one (about 46% of the total).

In January 2005, the Single Buyer held another auction for “Contracts for differences” for a total of 1,500 MW. Enel won 1,000 MW (representing about 66.7% of the total).

Imports and CIP 6

Through Resolutions no. 223/04 and no. 224/04 dated December 20, 2004, the Authority for Electricity and Gas set the rules for the import of electricity for 2005 on the basis of the provisions of a Decree issued by the Ministry of Productive Activities dated December 17. In application of new EU regulations, the Authority introduced an implicit auction mechanism for the management of congestions on cross-border power lines. Measures against the risk of volatility in costs relating to congestions on cross-border power lines were also adopted. These measures consist in the free pro quota assignment by the ISO of compensation for differences between the import price of electricity and that of the area in which it is imported.
With regards to subsidies provided by CIP Regulation no. 6, the Decree issued by the Ministry of Productive Activities dated December 24, 2004 resolved the sale by the ISO of electricity to the Pool Market and the proportional awarding to bidders for “Contracts for differences” of a quantity equal to the respective CIP 6 production. The strike price of “Contracts for differences” is equal to euro 50/MWh. The quota awarded to the ISO grew from 4,600 MW in 2004, to 5,800 MW in 2005, of which 3,480 MW assigned to the free market, and 2,320 MW to the regulated market.

Time bands and regulated sale prices

Through Resolution no. 5/04 dated January 30, 2004, the Authority modified the remuneration schedule by time-band starting from April 2004, transferring some peak remuneration hours from winter to summer.
On July 27, 2004, the Lombardy Regional Administrative Court granted the appeal made by a number of electricity user consortia against Authority Resolution no. 5/04 (setting tariffs for years 2004-2007), limited to the part in which it introduces new consumption time-bands. On December 21, 2004, the State Council granted on a definitive basis the appeal of the Authority, confirming the new time-bands set by Authority Resolution no. 5/04 for 2004.
Authority Resolution no. 20 dated February 19, 2004, modified the wholesale price of electricity for the regulated market and introduced a number of mechanisms which would reduce tariffs recognized to electricity producers for the months of March-May 2004. Enel and other operators appealed the said Resolution to the Lombardy Regional Administrative Court that subsequently suspended its application. The Authority has recently notified Enel Produzione its appeal against the annulment of Resolution no. 20/04.

Inquiries of the Authority

Through the issue of Resolution no. 54/04, on April 1, the Authority for Electricity and Gas initiated an inquiry involving Enel Produzione on the lack of availability of generation capacity that led to the scheduled disruptions of supply occurred on June 26, 2003. At the end of the first phase of the formal inquiry, Enel Produzione proceeded to the payment, pursuant to a sentence of the State Council that granted the company’s appeal, of a reduced fine pursuant to article 16 of Law no. 689/81. On January 29, 2005, the Authority concluded the formal inquiry without imposing a fine on Enel Produzione. In closing the inquiry, the Authority has however invited the ISO not to reimburse Enel Produzione the amount due on account of the remuneration for the reserve service provided in the first half of 2003.
Through Resolution no. 84/04, the Authority initiated an inquiry on prices in the Pool Market on the 7-10th of June, 2004. The investigation is aimed at determining weather the increases that took place in these days can be attributed to events occurring at such time (congestion on the network or unavailability of generation plants), or the exercise of market power. Through Resolution no. 102/04 the Authority initiated an inquiry regarding the dynamics of the offer on the market for dispatching in May and June 2004, deeming the increase in the volume of resources procured and the increase in prices anomalous.
Through Resolution no. 152/04 dated September 9, 2004 regarding the electricity black-out occurred on September 28, 2003, the Authority initiated formal inquiries for the determination of possible responsibilities and the consequent adoption of regulations and imposition of fines pursuant to Law no. 481/95 against a number of electricity operators, among which Enel Produzione, Enel Distribuzione and Terna. The inquiry is expected to be concluded within 270 days from its start.
On January 13, 2005, the Authority for Electricity and Gas initiated a new inquiry on the performance of Pool Market prices in the first days of January.
On February 9, 2005, the Antitrust Authority and the Authority for Electricity and Gas resolved (through Resolution no. 19/04) the closing of the joint inquiry on the state of the liberalization process of the electricity sector. The inquiry provided an up-to-date picture of the offering of electricity in Italy. Enel is deemed to be in a position to set wholesale prices in the North of Italy, in the South and in Sicily, while in Sardinia both Enel and Endesa have a strong position.
The two authorities suggested the adoption of a number of measures to foster competition in the sector and deem it appropriate to adopt measures aimed at reducing congestions, increasing transmission capacity and favoring the entry of new producers other than Enel in those market areas in which there exists excess demand.

Electricity generation

Enel net domestic electricity generation

In millions of kWh

	2004		2003		2004-2003

Thermal	91,854	73.0%	106,669	77.4%	(14,815)	-13.9%
Hydroelectric	28,659	22.7%	26,012	18.9%	2,647	10.2%
Geothermal	5,120	4.1%	5,036	3.6%	84	1.7%
Other resources	235	0.2%	77	0.1%	158	205.2%

TOTAL	125,868	100.0%	137,794	100.0%	(11,926)	-8.7%

Net electricity generation in 2004 amounted to 125.9 billion kWh, declining by 8.7% on 2003 due partly to the coming into operation of generation plants owned by other producers. Enel’s thermal generation declined by 13.9% (down 14.8 billion kWh), representing 73.0% of its total net electricity generation (down from 77.4% in 2003).

Hydroelectric generation grew by 10.2% (up 2.6 billion kWh) as a result of the better water supply as compared with 2003.
Generation from other resources trebled due to the contribution of new wind plants.

Contribution to gross thermal generation

In millions of kWh

	2004		2003		2004-2003

High-sulfur content fuel oil (S>0.5%)	9,310	9.6%	10,505	9.3%	(1,195)	-11.4%
Low-sulfur content fuel oil (S<0.5%)	12,512	12.8%	18,742	16.6%	(6,230)	-33.2%
Total fuel oil	21,822	22.4%	29,247	25.9%	(7,425)	-25.4%

Natural gas	42,007	43.1%	50,535	44.8%	(8,528)	-16.9%
Coal	32,286	33.2%	28,373	25.1%	3,913	13.8%
Orimulsion and other fuels	1,273	1.3%	4,696	4.2%	(3,423)	-72.9%

TOTAL	97,388	100.0%	112,851	100.0%	(15,463)	-13.7%

The breakdown above shows a significant reduction in generation from fuel oil and natural gas and a corresponding increase in electricity generated from coal, favored by the increased availability of coal-fired generation plants. Enel’s generation plants are currently characterized by a lower proportion of traditional oil/gas fired plants, replaced with combined-cycle ones, among which the Priolo Gargallo and Pietrafitta groups, the fourth group at La Casella, and the sixth group at Termini Imerese that came into full operation in the year.

Capital expenditure and plants

Expenditure on plant and equipment in Italy

In millions of euro

	2004	2003	2004-2003

Thermal plants	345	427	(82)	-19.2%
Hydroelectric plants	174	98	76	77.6%
Geothermal plants	55	48	7	14.6%
Renewable resources	70	61	9	14.8%

Total	644	634	10	1.6%

The increase in capital expenditure on hydroelectric plants over 2003 is due primarily to extraordinary maintenance and revamping. Capital expenditure on these plants includes work carried out in compliance with safety and environmental regulations (reconstruction of water conducts, environmental impact work, etc.). Capital expenditure on thermal plants in 2004 is connected with the start of the conversion of the Torre Valdaliga Nord plant to coal and that of the Santa Barbara plant to combined-cycle technology, in addition to the ongoing conversion to combined-cycle technology of a section of the Termini Imerese plant and the construction of a fluid bed at the Sulcis power plant. Environmental work on the Fusina plant was started, while the completion of the conversion to biomass of the Mercure plant was completed. The decline of capital expenditure on thermal plants on 2003 is associated with the nearing completion of the plan for the conversion of thermal plants to combined-cycle technology.

Enel’s net efficient domestic generation capacity

	Enel	Enel Green
MW	Produzione	Power	Total	Total

			at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Thermal plants	26,837	—	26,837	26,719	118
Hydroelectric plants	12,900	1,418	14,318	14,330	(12)
Geothermal plants	—	642	642	666	(24)
Renewable resources	—	250	250	131	119

Total	39,737	2,310	42,047	41,846	201

The increase in net efficient domestic generation capacity of Enel is due primarily to the construction in 2004 of new wind plants that determined an increase of 119 MW in generation capacity, in addition to the coming into operation of new combined-cycle sections (Termini Imerese and Alessandria), resulting in a 545 MW increase in generation capacity, partly offset by sections decommissioned as part of revamping work and the revision of the nominal generation capacity of some plants, accounting for a reduction of 430 MW.

Operating performance
Revenues of the Generation and Energy Management Division in Italy amount in 2004 to euro 12,397 million, growing by euro 286 million (up 2.4%) on 2003 due to the following factors:
•	recording of euro 664 million in regulatory items relating to the recovery of stranded costs, pursuant to the Decree issued by the Ministry of Productive Activities in agreement with the Ministry of Economics and Finance, dated August 6, 2004, of which euro 513 million relating to the reimbursement of non-recoverable generation costs incurred in years 2000-2003 by Enel Produzione and Enel Green Power, and euro 151 million relating to non-recoverable costs incurred in connection with the import of Nigerian gas in 2004 by Enel Trade;
•	a euro 541 million increase in revenues from electricity trading, primarily with third parties, recorded by Enel Trade;
•	recording of revenues from electricity ancillary services, partly offset by the reduction in revenues from the sale of electricity by generation companies, with a net positive impact of about euro 275 million;
•	a euro 87 million increase in sales of natural gas to the Sales Division;
•	lower revenues from the sale of fuel for trading, down euro 705 million, of which euro 166 million due to natural gas (inclusive of hedging transactions) and euro 539 million to other fuels. The decline is due both to the expiration in the last months of 2003 — a few months after their leaving the Group — of supply contracts with Tirreno Power and Edipower, and to Enel Trade’s stronger focus on the provision of fuels and gas for Group companies;
•	recording in 2003 of non-recurring income resulting from the retrieval of charges incurred in 2002 for the “hydroelectric surcharge” and “green certificates”, amounting respectively to euro 410 million and euro 102 million;
•	a reduction in Electricity Equalization Fund contributions which in 2003 included euro 68 million relating to contributions recognized on previous years’ generation of plants falling under the incentives of CIP Resolution no. 6/92, no longer present in 2004.

Gross operating margin for 2004 amounts to euro 3,761 million, up euro 109 million (3.0%) on euro 3,652 million in 2003. Non-recurring income recorded in 2004 relating to the recovery of stranded costs and the positive effect of new revenues earned on the ancillary services market, more than offset both the effect of the retrieval in 2003 of charges incurred in 2002 for the “hydroelectric surcharge” and “green certificates”, and lower margins caused by the decline in electricity sold.

Operating income grows from euro 2,388 million in 2003, to euro 2,639 million in 2004, increasing by euro 251 million (up 10.5%), benefiting, with respect to the gross operating margin, by lower depreciation and amortization charges, down euro 142 million. Accruals and write-downs decline by euro 119 million due primarily to lower accruals relating to the operation of generation plants, down from euro 52 million in 2003 to euro 45 million in 2004. In 2003, accruals included the estimated adjustment on the “hydroelectric surcharge” for 2001 (euro 57 million) and on risks relating to trading contracts (euro 21 million).

International operations
Main changes in the scope of consolidation in International operations from December 31, 2003 are limited to:
•	Maritza (electricity generation in Bulgaria), consolidated from April 1, 2003;
•	Enel Unión Fenosa Renovables (electricity generation from renewable resources in Spain), acquired at the end of December 2003, whose results are consolidated from January 1, 2004.

Net efficient generation capacity installed abroad

				Enel Unión
	Enel North	Enel Latin	Viesgo	Fenosa
MW	America	America	Group	Renovables	Maritza	Total	Total

						at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Thermal	—	—	1,592	—	549	2,141	2,324	(183)
Hydroelectric	286	171	672	—	—	1,129	1,077	52
Wind	67	24	—	259	—	350	341	9
Biomass and biogas	21	—	—	—	—	21	25	(4)
Cogeneration	—	—	—	52	—	52	62	(10)

Total	374	195	2,264	311	549	3,693	3,829	(136)

The decline in net generation capacity is due to the partial unavailability of the Maritza plant due to revamping and environmental work.

Revenues for 2004 amount to euro 623 million, up euro 105 million on 2003, of which euro 56 million due to the first-time consolidation of Enel Unión Fenosa Renovables, euro 31 million to Viesgo and euro 10 million to Maritza, which in 2003 was consolidated from April 1. Revenues reported by Enel Latin America grow by euro 12 million, while revenues reported by Enel North America decline by euro 4 million due primarily to the 42 million kWh decline in electricity generated. Net generation of foreign operations amounted in 2004 to 12,321 million kWh, up from 10,721 million kWh in 2003. The 1,600 million kWh increase is due primarily to the first-time consolidation of Enel Unión Fenosa Renovables (accounting for an increase of 853 million kWh) and the fact that in 2003 Maritza was consolidated from April 1 (accounting for an increase in 2004 of 462 million kWh).
Viesgo’s net generation was equal to 6,063 million kWh, as compared with 5,886 million kWh in 2003 (up 177 million kWh), while Maritza’s net generation amounts in the year to 3,213 million kWh.

Gross operating margin amounts to euro 238 million, up euro 27 million on 2003 due primarily to the euro 32 million gross operating margin reported by Enel Unión Fenosa Renovables and the euro 7 million improvement recorded by Enel Latin America, reporting a gross operating margin equal to euro 30 million, up from euro 23 million in 2003 due to El Canada’s hydroelectric plant in Guatemala.

Viesgo Generaciòn reported a gross operating margin of euro 103 million, as compared with euro 110 million in 2003, due primarily to low Pool Market electricity prices in the first part of the year.
Enel North America and Maritza’s gross operating margins (amounting respectively to euro 27 and 46 million, as compared with euro 29 and 49 million in 2003) also declined slightly due, in the first case, to the impact of exchange rate fluctuations (appreciation of the euro against the dollar) and, in the second case, to the expected impact of the unavailability of the plant undergoing environmental upgrade work.

Operating income amounts to euro 59 million, down euro 10 million on 2003. The reduction is correlated to the euro 33 million decline recorded by Viesgo, reflecting a reduction in the gross operating margin and the euro 26 million increase in depreciation charges for the year. Such negative component is partly offset by the consolidation of Enel Unión Fenosa Renovables (euro 11 million) in addition to improvements recorded by Enel Latin America (euro 6 million) and Enel North America (euro 5 million).

Capital expenditure on generation plants abroad for the year amounts to euro 176 million, of which euro 96 million due to the revamping and environmental upgrade of the Maritza plant, and euro 52 million to generation plants using renewable resources of Enel Unión Fenosa Renovables.

Net capital employed
Net capital employed of the Generation Division (domestic and international operations) at December 31, 2004 amounts to euro 15,146 million, growing by euro 688 million (up 4.8%) on December 31, 2003.
The increase reflects primarily the recording by generation companies of the amount receivable as reimbursement of stranded costs.

Networks, Infrastructure and Sales

Enel structure includes two specific operating Divisions:
•	Sales, developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels;
•	Networks and Infrastructure, that includes electricity and gas network operations.

Due to the current transitional stage leading to the adoption of rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks, Infrastructure and Sales

In millions of euro

	2004	2003	2004-2003

Electricity — Domestic operations
Revenues	17,619	18,673	(1,054)	-5.6%
Gross operating margin	3,512	3,354	158	4.7%
Operating income before amortization of goodwill	2,724	2,181	543	24.9%
Operating income	2,724	2,181	543	24.9%

Electricity — Foreign operations
Revenues	433	386	47	12.2%
Gross operating margin	63	64	(1)	-1.6%
Operating income before amortization of goodwill	31	30	1	3.3%
Operating income	31	30	1	3.3%

Electricity — Total
Revenues	18,052	19,059	(1,007)	-5.3%
Gross operating margin	3,575	3,418	157	4.6%
Operating income before amortization of goodwill	2,755	2,211	544	24.6%
Operating income	2,755	2,211	544	24.6%

Gas
Revenues	1,421	1,374	47	3.4%
Gross operating margin	266	272	(6)	-2.2%
Operating income before amortization of goodwill	175	163	12	7.4%
Operating income	130	118	12	10.2%

Elisions
Revenues	(7)	—	(7)	—

Networks, Infrastructure and Sales — Total
Revenues	19,466	20,433	(967)	-4.7%
Gross operating margin	3,841	3,690	151	4.1%
Operating income before amortization of goodwill	2,930	2,374	556	23.4%
Operating income	2,885	2,329	556	23.9%

Net capital employed	13,386	11,981	1,405	11.7%
Employees at period-end (no.)	35,537	36,826	(1,289)	-3.5%
Capital expenditure	1,711	1,764	(53)	-3.0%

Electricity

For an analysis of results, electricity distribution and sale activities managed by foreign subsidiaries previously included in the International operations Division, no longer present from 2004, were separated.

Electricity — Domestic operations

The sector includes:
•	Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market);
•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);
•	Enel Energia (sale of electricity on the free market to customers with an annual consumption below 100 million kWh);
•	Enel Sole (public and art lighting) and Enel.si (franchising).

Tariffs and tariff adjustments

In 2004, the Authority for Electricity and Gas issued several regulations regarding tariffs and tariff adjustments, the Pool Market and the continuity and quality of service. Through the new Integrated Text (Resolution no. 5/04 dated January 30, 2004) the Authority set tariffs for the transmission, distribution, metering and sale of electricity for the period between February 1, 2004 and December 31, 2007. The Resolution complies with the provisions of Law no. 290/03, establishing the following principles:
•	the Authority must adopt criteria that include the revaluation of infrastructure;
•	the Authority must set a risk-free rate of interest not below the yield of long-term Government Bonds, in addition to an even distribution between customers and electricity companies in the passing-on of efficiency gains achieved in excess of objectives set by the price-cap mechanism, applied to the sole tariff components covering operating costs and depreciation.

According to estimates supplied by the Authority, tariff changes for years 2004-2007 will result in a reduction in the tariff component relating to the transmission, distribution, metering and sale of electricity equal to 13% in real terms (4.6% for 2004, also on real terms).

The tariff reduction for 2004 was determined through a mechanism for the allocation between companies and consumers of productivity gains achieved by companies in excess of the objective set in the first regulatory period (4% per year).
Contrary to the method used for years 2000-2003, based on the value of the networks and the related depreciation expense recorded in the statutory accounts, the method now applied makes reference to the historical cost of infrastructure, revalued annually.

The useful life considered by the Authority to determine the depreciation expense to be recognized in the tariff was increased to bring it into line with the useful life of plant and equipment.

Tariff regulations attribute to Enel’s distribution networks a total estimated value of about euro 20 billion.
The return on capital recognized in the tariff is set at 6.8% for distribution networks, and at 8.4% for the metering service and the supply of the electricity purchase and sale service for the regulated market.
Tariffs for the transmission and distribution of electricity are updated subject to the application of a price-cap, applied exclusively to the portion of tariff parameters aimed at remunerating operating costs (including depreciation). The annual rate of reduction of operating costs and depreciation was reduced from the previous regulatory period (in which it was set at 4%), and is currently equal to 3.5% for the distribution service.
New regulations do not provide for the application of the price-cap mechanism for the portion of tariff components that remunerate capital employed. Such components are reviewed annually to keep into account changes in the rate at which gross fixed assets are discounted, the expected percentage change in electricity demand and the change in net capital expenditure.
In 2004 the actual reduction in tariffs was equal to 6.6%.

The new Integrated Text provides also for:
•	the possibility for the distributor to define autonomously the price for the supply of electricity to end users, both in the free and regulated market, other than households, in compliance with constraints on revenues set by the Authority for Electricity and Gas (revenues allowed), in line with norms applicable to the first regulatory period;
•	the application of tariffs set by the Authority for the transmission, metering, purchase and sale of electricity for the regulated market;
•	the application of tariffs set by the Authority for household customers, divided into a tariff (D2) for the supply of electricity to resident customers, with power supplies up to 3 kW, and a tariff (D3) for all other household customers;
•	the possibility for distributors to offer further tariff plans over those set by the Authority, subject to the approval by the same.

The Integrated Text issued by the Authority regulates also the sale to distributors of electricity for the regulated market, procured by the Single Buyer.
The set of regulations, effective April 1, 2004 — at the same time the Pool Market became operational — provides for the sale price of electricity to distributors for resale to non-eligible customers to be set for each month at the average of unit costs incurred by the Single Buyer to acquire electricity in the Pool Market or through bilateral contracts, in addition to the hedging through derivative contracts of the price risk on operations concluded in the Pool Market.

The sale price of electricity for distributors for the resale to non-eligible customers is instead set by the Authority on a quarterly basis.
Possible differences borne by distributors between revenues from the sale of electricity to end-users in the regulated market and costs incurred for the purchase by the Single Buyer of the same electricity will be subject to an equalizing mechanism.

The Integrated Text provides moreover distribution cost equalizing mechanisms that take into account factors specific to each distribution company. Such mechanisms are partly based on cost parameters and partly on specific assessments that will be carried out by the Authority for each distributor.

Connection fees and fixed fees will be reduced in 2004 by 3.7% and will subsequently be subject to an annual reduction in real terms of 3.5% (price-cap). The Authority has also launched a survey of costs borne by distributors in view of a restructuring of regulations for this service.

With Resolution no. 20/04, the Authority reduced for the month of March 2004 the wholesale price of electricity (price at which electricity is sold to distributors) and the sale price to end-users in the regulated market.

Enel and other operators appealed the Resolution to the Lombardy Regional Administrative Court, obtaining its annulment.
Moreover, with Resolutions no. 46/04, 103/04 and 171/04, the Authority reviewed electricity tariffs for the period from March to December 2004.
A 1% tariff reduction for the household sector (down 0.9% for the national average) was resolved for the 2nd Quarter of 2004, bringing the average national tariff, net of taxes, to €¢10.04 per kWh. For the 3rd Quarter of 2004, the Authority resolved a 1.2% increase for the household sector (a 1.4% increase for the national average), determining an average national tariff, net of taxes, of €¢10.18 per kWh. Finally, for the 4th Quarter of 2004, the Authority resolved a 0.6% increase for the household sector (a 0.7% increase for the national average), determining an average national tariff, also net of taxes, of €¢10.25 per kWh.
The above tariff adjustments did not affect the transport, distribution and metering components, whose revision for 2005 was introduced through Authority Resolution no. 135/04. With the same resolution, the Authority has also reviewed amounts recognized for the continuity of service and work for energy efficiency improvements.

With Resolution no. 98/04 the Authority approved proposed tariff plans submitted by distributors for the second half of 2004. Among tariff plans for households approved for the mentioned period is the two tier (time-band) rate offered by Enel Distribuzione (tariffa Due) for which the Authority provided an equalization mechanism (Resolution no. 211/04) aimed at ensuring the full coverage of procurement costs incurred by distributors.

With regards to the setting of new tariffs for the 1st Quarter of 2005, in order to finance the unbalance arising in 2004 between revenues allowed and costs incurred for the purchase of electricity sold on the regulated market, while awaiting to gain full information regarding the accounts of the Single Buyer for 2004, the Authority set, through Resolution no. 252/04, the UC1 component at €¢0.05 per kWh. Such unbalance will be covered in 2005 through the related fund managed by the Electricity Equalization Fund.

Continuity and quality of service

With Resolution no. 4/04, the Authority approved the Integrated Text regarding the quality of the distribution, metering and sale of electricity for years 2004-2007. New rules on quality standards regulate both the continuity of service and trade relationships between consumers and companies that supply the service.
The Authority recently reviewed the level of continuity of the electricity supply service for 2003 and issued regulations with which it sets incentives and penalties for operators in case of interruption of service in local electricity distribution networks. In 2004 Enel Distribuzione was awarded a prize of about euro 203 million for continuity of service improvements achieved in 2003.

Regulatory aspects

With regards to the free market, with Resolution no. 107/04 dated June 30, 2004, the Authority recognized the eligibility of all non-household end-users (about 7 million customers) starting from July 1, 2004, as provided by EU Directive no. 54/2003.
With reference to the prize and penalty system for the quality of service supplied (identified with the continuity of service) litigation with the Authority initiated by Enel Distribuzione’s appeal to the Lombardy Regional Administrative Court for years 1998 and 1999 was concluded. The State Council confirmed the ruling of the Lombardy Regional Administrative Court, declaring extinguished the obligation arising from the euro 46.5 million fine imposed by the Authority as a result of the payment of the reduced amount of euro 52,000 made by the company.

Network streamlining

Legislative Decree no. 79/99 provides for electricity distribution activities to be carried out on the basis of concessions issued by the Ministry of Productive Activities, exclusive for each municipal territory. In 2004, procedures for the sale by Enel Distribuzione of local distribution networks to municipal utilities requesting them and those for the acquisition of municipal utilities non entitled to hold of concessions, continued, and in some cases were concluded.
On December 21, 2004, Enel Distribuzione and SET (the electricity utility of the Trento Province) signed a preliminary contract for the sale of the electricity distribution network in the Province, for a consideration of euro 198 million, inclusive of networks and operating buildings.
The contract, expected to be concluded by July 1, 2005, provides for the acquisition by SET of 100% of the capital of a company (“Newco”) to which Enel Distribuzione will have transferred, in the absence of a tax effect, the business relating to the distribution and sale of electricity in the Trento Province, in addition to a building located in Trento.
The business transferred consists of 6,700 kilometers of network, 300 cabins and 250 employees. Customers served are about 222,000.
The agreement provides also for Enel Distribuzione to withdraw the appeal filed with the Trento Regional Administrative Court, while the Province will at the same time withdraw, upon a request submitted by SET, the expropriation deed it issued in August 2003.

Capital expenditure and networks

Capital expenditure on electricity distribution networks

In millions of euro

	2004	2003	2004-2003

High-voltage	175	192	(17)	-8.9%
Medium-voltage	411	461	(50)	-10.8%
Low-voltage	805	791	14	1.8%

Total	1,391	1,444	(53)	-3.7%

In the field of electricity distribution networks, in 2004, in line with previous years, Enel continued to pursue its strategy aimed at implementing the Telemanager Project, improving the quality of service and satisfying customer needs.

The management of expenditure on quality improvements, based on profitability criteria, allowed its optimization in the context of service continuity objectives set. The decline in capital expenditure on electricity distribution networks is limited to the high- and medium-voltage lines.

The growth in capital expenditure on low-voltage networks is linked to the progress of the Digital Meter Project, in the context of which about 7.4 million meters were replaced in the year, thus reaching a total of 20.8 million digital meters installed, of which 18.5 million already linked to the company’s remote terminals (6.0 million already providing readings).

Electricity distribution networks

	km	no.	km	no.	km	no.

	at Dec. 31, 2004		at Dec. 31, 2003		2004-2003

High-voltage lines	19,114	—	19,336	—	(222)	—
Primary cabins	—	2,013		1,996	—	17

Medium-voltage lines	335,841	—	334,546	—	1,295	—
Secondary cabins	—	410,657	—	409,362	—	1,295

Low-voltage lines	734,890	—	728,486	—	6,404	—

The reduction in high-voltage lines is due primarily to the sale of about 168 kilometers of lines to Terna.

Operating performance

Revenues for 2004 reported by companies in the Networks, Infrastructure and Sales divisions operating in the domestic electricity sector amount to euro 17,619 million, down euro 1,054 million or 5.6% on 2003 due mainly to the following factors:
•	a euro 1,438 million decline in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity, of which euro 739 million due to the decline in electricity supplied to end-users, and euro 699 million relating to resellers;
•	application from January 1, 2004 of equalizing mechanisms for distributors’ margins pursuant to Authority Resolution no. 5/04, resulting in a euro 231 million increase in revenues;
•	awarding to Enel Distribuzione and Deval by the Authority for Electricity and Gas of a euro 203 million prize for improvements in the continuity of service achieved in 2003, in addition to the recording revenues amounting to euro 45 million relating to the estimated prize that will be awarded by the Authority for Electricity and Gas for 2004. In 2004, it was possible to record the estimate of the above prize for the same year thanks to the publishing by the Authority of the method for the awarding service continuity prizes through Resolution no. 5/04. The related revenue recorded for 2003 against improvements in the continuity of service achieved in previous years was equal to euro 147 million;
•	euro 120 million increase in revenues recorded by Enel Energia due both to higher quantities sold and higher average unit prices;
•	euro 19 million decline in revenues from public lighting activities (Enel Sole) and franchising (Enel.si).

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh
		Sold on					Sold on
	Transported	the		In		Transported	the		In
	for the free	regulated		millions		for the free	regulated		millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh

	2004					2003

High-voltage	45,083	4,827	49,910	529	1.06	45,100	4,865	49,965	549	1.10
Medium-voltage	63,372	23,966	87,338	2,782	3.19	55,532	31,263	86,795	3,312	3.82
Low-voltage	5,236	108,168	113,404	11,791	10.40	2,341	105,325	107,666	11,980	11.13

Total	113,691	136,961	250,652	15,102	6.03	102,973	141,453	244,426	15,841	6.48

Total revenues from the sale on the regulated market and transport of electricity, excluding sales to resellers, amount in 2004 to euro 15,102 million, declining by euro 739 million (down 4.7%) on 2003. Sales on the regulated market — that benefit from the refinement of techniques for the measuring of electricity acquired, distributed, but not yet billed, including the upward revision of estimates made at the end of 2003 — decline by 4,492 million kWh (down 3.2%), while the volume of electricity transported for the free market increases by 10,718 million kWh (up 10.4%). Total electricity distributed increases by 2.5% on 2003.

Average revenues per kWh distributed decline from €¢6.48 to €¢6.03 due to the following factors, analyzed by voltage segment:
•	revenues from the sale of high-voltage electricity decline by euro 20 million (down 3.6%) due primarily to the reduction in the average price (declining by €¢0.04 per kWh, down 3.6%);
•	revenues from the sale of medium-voltage electricity decline by euro 530 million (down 16.0%) on 2003 despite the slight increase in electricity distributed (up 0.6%). The decline reflects the lower average price (down €¢0.63 per kWh, or 16.5%) and tariff changes introduced by the Authority from February 2004, in addition to the different mix between non-eligible customers (whose consumption declined by 7,297 million kWh, down 23.3%) and eligible ones (with sales increasing by 7,840 million kWh, up 14.1%). With regards to the latter, revenues are represented by tariff components aimed at remunerating the management of the network and the sale service, while sales on the regulated market are billed at the full price that covers also the cost of electricity sold;
•	revenues from the sale of low-voltage electricity declined by euro 189 million, (down

1.6%) on 2003. The decline is due primarily to the reduction in the average unit price (down €¢0.73, representing a 6.6% decline), that more than offset the 5,738 million kWh increase in electricity distributed (up 5.3%), which includes also the mentioned adjustments to estimates at December 31, 2003 not yet billed at December 31, 2004.

Electricity supplied to resellers (sales and transport) declined by euro 699 million, from euro 957 million (15,396 million kWh) in 2003, to euro 258 million (10,587 million kWh) in 2004. The decline is due primarily to the fact that from April 1, 2004, resellers acquire electricity directly from the Single Buyer.

With regards to the free market, Enel Energia’s sales to eligible end-users and other operators (including infragroup adjustments with Enel Trade) grow by euro 108 million, as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	2004		2003		2004-2003

Sales to eligible end-users	643	7,348	503	5,945	140	1,403
Sales to other operators	5	113	7	182	(2)	(69)
Total	648	7,461	510	6,127	138	1,334

Infragroup adjustments	7	—	37	—	(30)	—

Total	655	7,461	547	6,127	108	1,334

Considering also sales made by Enel Trade to end-users, amounting to 13,378 million kWh, the Group’s domestic free market sales amount in 2004 to 20,839 million kWh, up 94.1% on 2003.

Gross operating margin for the year amounts to euro 3,512 million, growing by euro 158 million (up 4.7%) on 2003, when it amounted to euro 3,354 million, due mainly to the following factors:
•	a euro 72 million decline in the margin on the sale and transport of electricity reported by Enel Distribuzione, originating mainly from the impact of tariff changes introduced from February 1, 2004, offset only in part by the refinement of techniques for the measuring of electricity acquired, distributed, but not yet billed, including the upward revision of estimates made at the end of 2003;
•	euro 17 million growth in Enel Energia’s margins due to higher quantities sold and an increase in the average unit sale price;

•	recording in 2004 of a total euro 248 million prize for improvements in the continuity of service achieved in 2003 and 2004, as compared with euro 147 million recorded in 2003;
•	operating cost savings achieved by Enel Distribuzione amounting to euro 99 million, of which euro 57 million relating to personnel costs, euro 26 million to services and euro 16 million to other costs.

Operating income for 2004 amounts to euro 2,724 million, growing by euro 543 million (up 24.9%) on 2003. The increase is significantly higher than that of the gross operating margin and reflects primarily the reduction in the depreciation expense resulting from the extension in the economic life of certain classes of assets (power lines). The effect of the resulting change in depreciation rates generated savings estimated at euro 518 million, partly offset by higher depreciation charges resulting from the development of distribution networks.

Electricity — Foreign operations
Enel operates in Spain in the field of electricity distribution through subsidiaries Electra de Viesgo Distribuciòn, Barras Elèctricas Galaico Asturianas and Viesgo Energìa.

Revenues for 2004 amount to euro 433 million, growing by euro 47 million (up 12.2%) on 2003. The increase is due primarily to the growth in volumes traded.

Gross operating margin amounts to euro 63 million, down euro 1 million on 2003.

Operating income amounts to euro 31 million, up euro 1 million on 2003 as a result of lower depreciation and accruals, down euro 2 million.

Capital expenditure for 2004 amounts to euro 45 million and relates to Electra de Viesgo Distribuciòn’s network.

Gas

In the context of the Networks, Infrastructure and Sales Divisions, the distribution and sale of natural gas is carried out by the following main companies:
•	Enel Rete Gas, Ottogas Rete and Italgestioni, owners of the distribution networks and the related concession for their management, issued at the local level;
•	Enel Gas, Ottogas Vendita and Italgestioni Gas, to which the sale of gas to end-users is entrusted. This segment of the market does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.

In 2004, restructuring started in 2003 involving the disposal of subsidiaries operating in the environmental services sector and aimed at strengthening the Group’s presence in the distribution and sale of natural gas, was completed.
In such context, in 2004 companies Sicilmetano and Sicilmetano Energy were acquired for euro 40 million, Ottogas Rete and Ottogas Vendita were acquired for euro 32 million, and Italgestioni and Italgestioni Gas were acquired for euro 32 million.
With reference to companies operating in the environmental services sector, on February 18, 2004, the Aimeri Group was sold for euro 14 million.
On December 31, 2004, Enel Rete Gas merged with Enel Distribuzione Gas, GE.AD. and Sicilmetano, while Enel Gas merged with Sicilmetano Energy, completing the restructuring process. The mergers were effective retroactively from January 1, 2004.
In 2004 the Group continued to offer gas and services to all customer segments, supported by a strong communications campaign aimed at the establishment of the Enel Gas brand, identifying a leading market operator.

Regulatory aspects

The domestic gas market is fully liberalized from January 1, 2003. All customers are now potentially eligible and therefore free to choose their supplier. The survey on the actual liberalization of the Italian gas market, concluded on June 19, 2004, has however highlighted that the domestic gas market is still characterized by an insufficient level of competition and by prices higher than those in main European markets, despite the fact that Italian legislation in the sector is among the most advanced in Europe and imported gas procurement costs are in line with the European average.
In 2004, a number of regulations regarding tariffs, the quality of service and safety levels of distribution networks were issued. With Resolution no. 22/04, the Authority set a regulatory path for the creation of a domestic Gas Exchange.
With Resolutions no. 9/04 and 42/04, all tariff proposals submitted to the Authority by Enel gas distribution companies in November 2003 regarding thermal years 2002-2003 and 2003-2004 were approved. Enel Rete Gas tariff proposals for thermal years 2002-2003 and 2003-2004 were calculated — as allowed by Resolution no. 87/03 — according to a remuneration of capital employed based on the revalued historical cost.
On June 30, 2004, the first four-year regulatory period for distribution expired. With Resolution no. 69/04 dated May 6, 2004, the Authority started the process for the setting of tariffs for the second regulatory period.

At the same time, with Resolution no. 104/04 the Authority set the regulatory period for local distribution coinciding with that for the national transport of gas, shifting the beginning of the thermal year for distribution from July 1, 2004 to October 1, 2004. The same Resolution extended also until September 30, 2004 the validity of current gas distribution tariff plans.
Also with regards to tariffs, on January 1, 2004 the economic conditions for the supply of natural gas to end-users other than large users set by Resolution no. 138/03 became applicable.
Through Resolution no. 170/04, the Authority set criteria for the determination of distribution tariffs for the new regulatory period (October 2004-September 2008) on the basis of an “ordinary regime” based on revenues allowed for thermal year 2003-2004. The Authority also started a consultation process for the definition of an “individual regime” that makes use of accounting data in the Financial Statements. The rate at which capital employed is remunerated, revalued yearly to take into account inflation, was set at 7.5%, while the price-cap, applied to the sole operating costs and depreciation expense, was set at 5%. On March 11, 2005, part of Resolution no. 170/04 (articles 7.1 7.2 and 8) was annulled by the Lombardy Regional Administrative Court.
Through Resolution no. 248/04, the Authority modified criteria used in the update of economic terms for the supply of gas with regards to the “raw material” component, requiring sellers (wholesalers) to adjust sale contracts accordingly. The Resolution was suspended by the Regional Administrative Court.
An integrated text containing new regulations on safety and commercial quality for the new 2005-2008 regulatory period was also issued. These new regulations reduce further the amount of time allowed to operators (distributors and sellers) to conclude main commercial transaction, while strengthening security standards.

Operating performance

Revenues for 2004 generated by the gas sector amount to euro 1,421 million, up from euro 1,374 million in 2003, growing by euro 47 million (up 3.4%).
Revenues from sales to end customers amount to euro 1,374 million, growing by euro 120 million (up 9.6%) on euro 1,254 million in 2003. The increase includes revenues generated by the Sicilmetano Group, consolidated from January 1, 2004, amounting to euro 20 million, and those of the Ottogas Group, consolidated from September 30, 2004, amounting to euro 4 million.
Other revenues (connection fees, refunds, etc.) decline from euro 120 million in 2003, when they included revenues of companies operating in the environmental sector sold in February 2004, to euro 47 million in 2004.

Gas volumes sold grew from 4,445 million cubic meters in 2003, to 5,186 million cubic meters in 2004, increasing by 741 million cubic meters (up 16.7%). At December 31, 2004, Enel Gas served about 1,966 thousand customers distributed on the whole national territory.
Taking into account also the activity of Enel Trade, that in 2004 reported sales to third parties amounting to 1,666 million cubic meters of gas and revenues equal to euro 315 million, Enel’s total gas sales amount to 6,852 million cubic meters, generating euro 1,689 million in revenues.

Gross operating margin for 2004 amounts to euro 266 million, as compared with euro 272 million in 2003. Taking into account the fact that Enel Trade recorded, through the procurement and sale of natural gas, a gross operating margin equal to euro 75 million, the overall gross operating margin of the Group amounts in 2004 to euro 341 million, down euro 52 million on 2003. The euro 46 million decline attributable to Enel Trade results primarily from lower quantities traded.

The operating income amounts to euro 130 million, after depreciation, amortization and accruals of euro 136 million, of which euro 45 million relating to goodwill. It grows on 2003 by euro 12 million (up 10.2%) due to lower depreciation and accruals, down euro 18 million.

Net capital employed
Net capital employed of the Networks, Infrastructure and Sales Divisions at December 31, 2004 is equal to euro 13,386 million. The euro 1,405 million increase on December 31, 2003 relates to the increase in tangible and intangible assets, the growth in net receivables from the Electricity Equalization Fund resulting from the application of equalization mechanisms, and the acquisition of companies in the gas area carried out in the year.

Transmission Networks

Terna owns the majority of the Italian National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.

On December 31, 2003, Terna acquired from Enelpower a controlling share in Brazilian companies Transmissora Sudeste Nordeste SA and Novatrans Energia SA. The acquired companies own two high- and super-high voltage power transmission lines in Brazil.
Contrary to the past, for comparative purposes, figures for 2003 include the results of the two acquired companies. Figures relating to the two Brazilian companies were in the past included in the Engineering and contracting sector in the Services and Other activities area.

Transmission Networks

In millions of euro

	2004	2003	2004-2003

Terna
Revenues	904	874	30	3.4%
Gross operating margin	601	590	11	1.9%
Operating Income	442	408	34	8.3%

Brazilian transmission companies
Revenues	119	53	66	—
Gross operating margin	82	31	51	—
Operating Income	67	22	45	—

Total
Revenues	1,023	927	96	10.4%
Gross operating margin	683	621	62	10.0%
Operating Income	509	430	79	18.4%

Net capital employed	3,691	3,580	111	3.1%
Employees at year-end (no.)	2,929	2,837	92	3.2%
Capital expenditure	277	371	(94)	-25.3%

Stock market listing

Terna’s stock market listing was completed in June with the initial public offering to the general public and Italian and foreign institutional investors of 1 billion ordinary shares, representing 50% of Terna’s capital stock, of which 130 million shares acquired through a greenshoe option by joint global coordinators. The placement price was euro 1.7 per share, generating proceeds equal to euro 1.7 billion. The IPO provides for the free assignment of 1 share for every 20 shares (10 in the case of employees of the Group) held for an interrupted period of 18 months from the date of payment of the same.
To optimize the leverage of the company in view of its listing, in application of the resolution of the Shareholders’ Meeting held on January 28, 2004, Terna reduced its capital stock from euro 2,036 million to euro 440 million. As provided in the said resolution, Terna reimbursed Enel an amount equal to euro 1,200 million and accrued to other reserves an additional euro 396 million.

Regulatory aspects relating to the transmission sector and merger with the ISO

Law no. 290 dated October 22, 2003 modified the regulatory framework of the electricity transmission sector, providing, among other things, for the unification of ownership and management of the National Transmission Network (NTN), setting at 20% (applicable from July 1, 2007) the maximum share in the capital stock of the resulting company that may be held by any company subject to “public control, also indirect” which operate in the field of generation, import, distribution and sale of electricity and natural gas (as amended by Law no. 239/04).
Implementing the provisions of the mentioned Law, the Decree of the President of the Council of Ministers dated May 11, 2004, set, among other things, the terms and conditions for the unification of ownership and management of the NTN. The Decree also provided that:
•	by October 31, 2005 all activities — barring some exceptions — assets, functions and relationships pertaining to the ISO shall be transferred for a consideration to Terna;
•	at the date of the transfer, Terna will assume the ownership and management of the NTN, while the ISO and Terna will make amendments to the respective incorporations;
•	the entity deriving from the merger will be managed according to neutral and impartial criteria, without discriminating between customers or categories of customers.

According to the mentioned Decree, the ISO is required prepare by December 31, 2004 an integrated document, denominated “Code for the transmission, dispatching, development and safety of the network”, containing technical rules for the access and use of the NTN. On November 16, 2004, the ISO submitted the final version of such document to the Authority and the Ministry for Productive Activities for their approval. The mentioned Law no. 239/04 simplifies moreover authorization procedures for the construction and exercise of electricity transmission lines that are part of the NTN.

Tariffs for years 2004-2007
Through Resolution no. 5/04 dated January 30, 2004, the Authority set tariffs for the 2004-2007 regulatory period. Tariffs were set taking into account principles established through Law no. 290/03, according to which tariffs remunerating transmission and distribution networks for the 2004-2007 regulatory period must keep into account criteria that include the revaluation of infrastructure, a risk-free rate of interest not below the yield of long-term Government Bonds, in addition to an even distribution between customers and electricity companies in the passing-on of efficiency gains achieved in excess of objectives set by the price-cap mechanism, applied to the sole tariff components covering operating costs and depreciation.

The Authority set also:
•	a remuneration of net capital employed in transmission activities of 6.7%, as compared with 5.6% in the previous regulatory period for years 2000-2003;
•	a regulatory value of the entire NTN equal to euro 5.2 billion;
•	an annual price-cap of 2.5% (in real terms) on operating costs, as compared with a 4% price-cap on operating costs and net capital employed for years 2000-2003;
•	a 2% increase over the above 6.7% rate to be applied to increases in net capital employed resulting from development of the network.

In 2004, the ISO determined the share of revenues pertaining to each of the owners of the NTN for years 2000-2003 based on the remuneration mechanism set in the related General Agreement. The average share in fee revenues pertaining to Terna is equal to about 93.5%, as compared with the provisional 94.1% share assigned to Terna by the Authority in 2001. As a result, Terna recorded a negative adjustment in revenues for years 2000-2003 amounting to about euro 15 million. In 2004, Terna adjusted revenues for the year in accordance to the provisional ownership share in the NTN communicated by the ISO at the end of the year.

Networks and capital expenditure

Capital expenditure in the year amounts to euro 277 million, down from euro 371 million in 2003.
Capital expenditure made by Terna amounted to euro 253 million (as compared to euro 183 million in 2003) and relates prevalently to work on power lines and transformers to alter or increase the transport, power voltage transformation or interconnection capacity.
Capital expenditure of Brazilian subsidiaries amounted to euro 24 million, down sharply on euro 188 million in 2003. The decline can be traced to the completion by Novatrans in the first part of 2004 of the North-South II 500 kV power line having an extension of 1,278 kilometers.

Terna’s network in Italy

	no.	km	no.	km

	at Dec. 31 2004		at Dec. 31, 2003

Stations	300	—	295	—
Transformers	569	—	565	—
Bays	3,902	—	3,864	—
Lines	—	34,958	—	34,824
Three-phase lines	1,931	38,696	1,906	38,577

Operating performance
Revenues for 2004 amount to euro 1,023 million, growing by euro 96 million on 2003 (up 10.4%) due prevalently to the increase in revenues recorded by Brazilian transmission companies (up euro 66 million) and higher fees for the use of the NTN (up euro 50 million) as a result of tariff increases for the 2004-2007 regulatory period and changes introduced by Authority Resolution no. 5/04, partly offset by lower NTN revenues (down euro 21 million) due to the downward revision of Terna’s ownership share in the same.

Gross operating margin amounts to euro 683 million (of which euro 82 million relating to Brazilian subsidiaries), growing, despite a euro 34 million increase in operating costs (up 11.1%), by euro 62 million (up 10.0%) on 2003.

Operating income amounts to euro 509 million, increasing by euro 79 million (up 18.4%) on 2003 due to lower accruals to risk provisions (down euro 27 million), partly offset by higher depreciation charges (up euro 10 million) reflecting the development of the transmission network owned by Brazilian subsidiaries.

Net capital employed
Net capital employed amounts to euro 3,691 million, up euro 111 million on December 31, 2003, due primarily to capital expenditure in the transmission network carried out in the year.

Telecommunications

Wind operates in the fixed and mobile phone telecommunications and Internet services sector. Mobile voice and Internet services are offered under the Wind trademark, while fixed telephony services are offered under the Infostrada one. The Libero trademark is used for the Internet portal.

In 2004, the Parent Company contributed to Wind the entire capital stock of Enel.Net, owner of the optic fiber backbone (acquired on July 1, 2003 through a partial spin-off carried out by Enel.it) and its telecommunications towers (transmitter centers, pylons, poles and antennas holders). Contrary to 2003, therefore, figures for 2004 for the Telecommunications sector include Enel.Net.
On December 23, 2004, Wind Telecomunicazioni SpA and Enel Investment Holding BV signed a Share purchase and sale agreement for the sale by Wind of 1,000,001 shares in Wind-PPC Holding NV (equal to 50.00001% of its capital stock) to Enel Investment Holding BV. The shares have not been transferred pending the agreement of BNP Paribas and Mediobanca (facility agents) and PPC Telecommunication SA.

Telecommunications

In millions of euro

	2004	2003	2004-2003

Revenues	4,714	4,383	331	7.6%
Gross operating margin	1,554	1,010	544	53.9%
Operating income before amortization of goodwill	99	(340)	439	—
Operating income (1)	(456)	(840)	384	45.7%

Net capital employed (1)	11,271	13,203	(1,932)	-14.6%
Employees at year-end (no.)	8,188	8,769	(581)	-6.6%
Capital expenditure	867	854	13	1.5%

(1)	Includes the amortization of goodwill paid on the acquisition of Infostrada and the stake in Wind formerly owned by Deutsche Telekom and France Telecom. Goodwill relating to Wind’s minor subsidiaries is also included.

The Wind Group and the telecommunications market

Mobile telephone service
The domestic market for mobile telecommunications grew in 2004 by 10% (as compared with 8% in the previous year). While voice services are showing signs of maturity, data and multimedia services offer promising prospects.
At December 31, 2004, the Italian mobile telephone market exceeded 63 million SIM cards, as compared with 57 million at the end of 2003, representing a penetration of over 100% of the population. At the end of the year, Wind had a 19% market share (up from 17.3% at the end of 2003) for a total of 12.1 million SIM cards (including 0.5 million machine-to-machine SIM cards), up from 9.9 million at the end of 2003 (including 0.3 million machine-to-machine SIM cards).

In 2004, Wind’s monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephone operators), was equal to euro 20.8, as compared with euro 22.2 in 2003.
Total voice traffic in the year was equal to about 14 billion minutes, up 46% on 2003. SMSs exchanged in 2004 totaled about 3.5 billion, 2% less than in the previous year, while total revenues from mobile services, net of those provided to Enel, amounted to euro 2,419 million, up 11.1% on 2003.
In 2004, Wind focused on the development of value-added and multimedia services, with a good performance in terms of customers gained and revenues. The significant increase in new activations, up 22%, and the higher volume of traffic generated demonstrate success achieved.

Fixed-line telephone service

In 2004 the consolidation of the fixed-line telephone service segment continued, while voice traffic remained stable, with signs of a decline due to the migration from fixed-line traffic to mobile.
At the end 2004, Wind had a base of 2.4 million active customers. Wind’s voice traffic in the year was equal to about 14 billion minutes.
In 2004, Wind focused its attention on the consolidation and development of its customer base. At the same time, the product offering was renovated and simplified, with the enhancement of the historical fixed-line brand (Infostrada) and the launch of the Happy family of offers featuring one or more free time-bands/type of calls.

The following offers, available both to CPS (Carrier Pre-Selection) and ULL (Unbundling of the Local Loop) customers were launched:
•	Happy Night (launched in February 2004), the first tariff plan offering free local and long-distance phone calls in the evening (from 8 p.m. to 8 a.m.);
•	Happy City (launched in June 2004), the first tariff plan offering up to 400 minutes per month of free phone calls;
•	Happy Night (launched in February 2004), the first tariff plan offering up to 400 minutes per month of free local and long-distance phone calls per day (from 9 a.m. to 6 p.m.).

Total revenues from domestic fixed-line telephone traffic (including Internet services and excluding services provided to Enel) in 2004 was equal to euro 1,484 million, down 4.8% on 2003. Monthly average revenues per user (ARPU) reached euro 36.3, up from euro 31.4 in 2003.
In 2004 the Wind Group is present in the fixed-line telephone service sector also in the Greek market through subsidiary Tellas (50% of which is controlled by Wind and 50% by Public Power Corporation SA, Greece’s main electricity operator) that registered a strong success since its launch in February 2003, reaching in 2004 696,000 customers and revenues amounting to about euro 110 million, up from euro 44 million in 2003.

Internet and data services

In 2004, the market for dial-up Internet access services continued its consolidation, while the number of customers for broadband services (mainly ADSL, Asymmetric Digital Subscriber Line) grew considerably. In this segment, Wind carried out a strong communications campaign centered on Libero with the objective of strengthening the brand and supporting the acquisition of new customers, promoting the use of the ADSL service through the Free offer that represents the basic offer in this segment.
At the end of the year, Wind confirms its leadership as access provider with about 17.1 million registered customers (as compared with 15.2 million at the end of 2003) and about 2.8 million active customers (customers who used the service at least once in the last month). In the broadband Internet access service segment, Wind increased significantly its customer base that at December 31, 2004 reached about 341,000, up from 141,000 customers at the end of 2003.

Regulatory aspects

In 2004, new regulations restructuring the Italian market for digital communications came into full effect.
In September 2003, the new Code for Digital Communications came into effect. The code implements into Italian legislation provisions contained in four out of five EU regulations on the matter, making up the so-called regulatory package (general rules, access rules, authorizations and universal service rules). The aim is that of restructuring the domestic Telecommunications sector, updating the old Post Office Code of 1973, harmonizing and revising the whole set of norms in the field of telecommunications.
Among major changes introduced is the introduction of European antitrust procedures and the segmentation of the market into 18 separate ones, 7 retail and 11 wholesale, on which restraints to incumbent operators can be imposed according to new regulations.

The new regulatory framework provides for restraints imposed on operators having significant market power in any individual market to be adopted only after a market analysis is carried out by the Antitrust Authority. The said market analyses characterized the regulatory process in 2004 and are expected to be concluded in 2005.
With reference to the annual contribution applicable from 1999 in favor of the Ministry of Communications (the Turnover Contribution, introduced through Law no. 448, dated December 23, 1998) payable by holders of licenses and public concessions for voice telecommunication, mobile and personal telecommunications services, as a result of appeals submitted by domestic operators, on June 8, 2004, the European Court of Justice issued a pronouncement that includes specifically the question raised by Wind against the Lazio Regional Administrative Court. The European Court of Justice confirmed the content of the previous ruling dated September 18, 2003, to which it makes express reference, declaring the incompatibility of the contribution with EU Directive no. 97/13, thus canceling such obligation.

Network rollout

Infrastructure and services offered by the Wind Group are technologically advanced and allow to offer integrated fixed and mobile telephone services, in addition to Internet access unique in Italy and among the most advanced in the world. Network rollout continued in 2004 in the mobile sector (GSM, GPRS and UMTS), in the ULL segment and with the doubling of the ADSL band.
At December 31, 2004, the Group’s network consisted of 51 Mobile Switching Centers (MSC) and 67 Access Switches (AS), representing the core of the network used to provide access, transit and management of traffic. Thanks to the coverage of all 231 domestic telephone districts, reaching 100% of the Italian population, CS and CPS fixed telephony services are available on the whole of the Italian territory. Wind’s network is moreover interconnected with main international operators.
At December 31, 2004, the radio network for the mobile service (GSM and GPRS) consisted of about 8,485 Base Transceiver Stations (BTS), providing direct coverage to 98.9% of the Italian population and a quality in line with that of other operators.
In 2004 the development of the UMTS network continued, ensuring the coverage of region capitals.
Wind has the most extensive fiber optic transmission backbone among new telecoms operators (over 18,000 kilometers), allowing to link all province capitals and a large part of Italian cities.
Finally, the company continued to carry out work for the laying of fiber optic Metropolitan Area Networks (MAN) in order to provide higher capacity and performance of voice, data transmission and Internet services also at the local level. At December 31, 2004, MANs had an extension of about 2,374 kilometers.

Capital expenditure grew by euro 13 million, from euro 854 million in 2003, to euro 867 million in 2004. Main work includes the development of the UMTS access network in line with the requirements of the operation license, the extension and optimization of the GSM/GPRS network to improve the quality of service and face growing traffic, in addition to the development of fixed-line access infrastructure (ULL).

Operating performance
Revenues increase by 7.6%, growing from euro 4,383 million in 2003, to euro 4,714 million in 2004 (up euro 331 million). Revenues from the mobile telephone segment (excluding services provided to Enel), grew by euro 242 million (from euro 2,177 million in 2003, to euro 2,419 million in 2004, up 11.1%), while revenues generated by Greek subsidiary Tellas increased by euro 66 million. Such increases are partly offset by the euro 75 million decline in revenues from domestic fixed-telephone and Internet services (from euro 1,559 million in 2003, to euro 1,484 million in 2004, down 4.8%), excluding those provided to other Enel Group companies. Revenues for the year include the benefit resulting from the reversal of accruals made in past years, amounting to euro 194 million, against the annual contribution payable by holders of telecommunications licenses (turnover contribution) no longer due as a result of the mentioned ruling of the European Court of Justice. Revenues for 2003 benefited from the euro 30 million non-recurring income relating to the setting by the AT of fees on interconnection services for 2002 traffic, in March 2003.

Gross operating margin amounts to euro 1,554 million, improving by euro 544 million (up 53.9%) on 2003, benefiting from the increase in revenues described above, coupled with a decline in operating costs (down 6.3%) as a result of restructuring and streamlining started at the end of 2003. Interconnection and roaming costs continue to decline as a percentage of revenues from 31.5% in 2003 to 28.6% in 2004 due to the development of the mobile network.

Operating income before the amortization of goodwill improves by euro 439 million, from negative euro 340 million in 2003, to positive euro 99 million in 2004. The improvement is smaller than that of the gross operating margin as a result of higher depreciation and amortization charges, accruals and write-downs, up euro 105 million. The increase is due prevalently to the growth in the depreciation expense (up euro 39 million) as a result of the inclusion in the Wind Group of Enel.Net, owner of the optic fiber backbone, and to higher write-downs of receivables (up euro 97 million) following a review of the risk profile of its receivables, partly offset by lower accruals to risk provisions (down euro 45 million) due to the suppression of the turnover contribution on telecommunication services.

Operating income amounts, net of euro 555 million of goodwill amortization, to a loss of euro 456 million, improving by euro 384 million on the previous year. Higher amortization of goodwill, up euro 55 million, is due to the recording of euro 1,411 million relating to goodwill paid on the acquisition of the 26.6% share in Wind from France Telecom, on July 1, 2003.

Net capital employed
Net capital employed declines by euro 1,932 million, from euro 13,203 million at the end of 2003, to euro 11,271 million at December 31, 2004, due to a euro 1,671 million reduction in goodwill and consolidation differences, of which euro 555 million due to amortization and euro 1,116 million to the write-down of consolidation difference relating to the Telecommunications sector.

Services and Other activities

The Services and Other activities area provides competitive services to Enel Divisions and offers them on the market. The area includes the Real Estate and services, Engineering and contracting, Information technologies, Personnel Training and Administration, Factoring and Insurance services, in addition to Water activities to be gradually divested.

In millions of euro

	2004	2003	2004-2003

Real Estate and services
Revenues	290	397	(107)	-27.0%
Gross operating margin	81	171	(90)	-52.6%
Operating income before amortization of goodwill	24	66	(42)	-63.6%
Operating income	24	66	(42)	-63.6%

Engineering and contracting
Revenues	953	1,694	(741)	-43.7%
Gross operating margin	127	160	(33)	-20.6%
Operating income before amortization of goodwill	126	152	(26)	-17.1%
Operating income	126	152	(26)	-17.1%

Information technology
Revenues	409	462	(53)	-11.5%
Gross operating margin	78	123	(45)	-36.6%
Operating income before amortization of goodwill	1	4	(3)	-75.0%
Operating income	1	4	(3)	-75.0%

Other activities
Revenues	208	259	(51)	-19.7%
Gross operating margin	12	27	(15)	-55.6%
Operating income before amortization of goodwill	(20)	(9)	(11)	122.2%
Operating income	(21)	(9)	(12)	133.3%

Elisions
Revenues	(61)	(70)	9	—

Total sector
Revenues	1,799	2,742	(943)	-34.4%
Gross operating margin	298	481	(183)	-38.0%
Operating income before amortization of goodwill	131	213	(82)	-38.5%
Operating income	130	213	(83)	-39.0%

Net capital employed	916	2,220	(1,304)	-58.7%
Employees at period-end (no.)	3,826	4,620	(794)	-17.2%
Capital expenditure	112	127	(15)	-11.8%

Until December 31, 2003 the area included (as part of Engineering and contracting) also high- and super-high electricity transmission activities in Brazil, owned and managed by subsidiaries Novatrans and TSN, in addition (as part of Other activities) to the ownership and management of the optic fiber telecommunications network used by Wind and controlled by Enel.it and subsequently (from the second half of 2003) by Enel.Net. At the end of 2003, Brazilian subsidiaries were sold from Enelpower to Terna, while Enel.Net was contributed to Wind in the 1st Quarter of 2004 and consolidated in the latter’s accounts from January 1, 2004. Enel Viesgo Servicios SL, formerly included in International operations Division, was instead not included under Services and Other activities.
To provide a like-for-like comparison, contrary to previously reported figures, those for 2003 do not include results of Brazilian companies, now included in the Transmission Networks Division, while include under Services and Other activities those of Enel Viesgo Servicios SL.

Revenues reported by the sector amount to euro 1,799 million, down form euro 2,742 million in 2003. Of these, 58% in 2004, and 45% in the previous year related to revenues from other Group Divisions.

As part of ongoing focusing on the energy business, Enel decided to consolidate services and staff positions into a single company. The operation was carried out by merging Enel Facility Management and Enel.it into Ape Gruppo Enel, effective January 1, 2005. The company resulting from the merger assumed the new denomination of Enel Ape.

Real Estate and services
In 2004 the sector included companies Enel Facility Management (new name taken from the end of March 2004 assumed by Enel Real Estate after the disposal of its real estate portfolio), NewReal and Dalmazia Trieste.
In the process that led to the sale of the main portion of the Group’s real estate properties, on December 24, 2003, Enel Facility Management contributed to newly incorporated subsidiary NewReal the business relating to the bulk of these properties (1,222 buildings). Prior to the sale of the equity investment in NewReal, 335 buildings not included in the transaction, were transferred by NewReal to Dalmazia Trieste for the purpose of further value creation.
On June 2, 2004 the contract for the sale of 100% of NewReal to Excelsia Otto, a company incorporated by the Deutsche Bank Group and CDC-IXIS for the purpose, was concluded. The transfer of the shares was carried out on July 14 and involved the sale of 887 buildings worth euro 1.4 billion.

Revenues reported in 2004 amount to euro 290 million, declining by euro 107 million (down 27.0%) on 2003, due primarily to the mentioned disposal of NewReal, to lower sales of buildings and the renegotiation of leases with Group companies, effective January 1, 2004.

Gross operating margin amounts to euro 81 million and declines by euro 90 million (down 52.6%) on 2003.

Operating income amounts to euro 24 million, declining from euro 66 million in 2003 (down 42 million, a 63.6% decline). With respect to the change in gross operating margin, change in operating income benefits from lower accruals and write-downs of various nature (down euro 12 million) and lower depreciation and amortization (down euro 36 million).

Engineering and contracting
Enelpower — the head company in the sector — is active as EPC General Contractor in the construction of turn-key complex energy systems, both for Enel and outside customers, in Italy and abroad.

In 2004, Enelpower was active primarily in the construction and revamping of Enel generation plants owned by Enel Produzione. Construction of thermal plants in the Middle East was basically completed.

Enelpower’s backlog

In millions of euro	Enel Group	Others	Total

Backlog at January 1, 2004	437	892	1,329
Orders won in 2004	1,871	26	1,897
Revenues	(322)	(591)	(913)
Other changes	(3)	(10)	(13)

Backlog at December 31, 2004	1,983	317	2,300

In 2004, Enelpower reported revenues (inclusive of changes in work in progress) equal to euro 953 million, declining by euro 741 million on 2003 (down 43.7%), due primarily to the completion of contract work abroad and the postponement of work for Enel.

The gross operating margin amounts to euro 127 million, down euro 33 million on 2003.

Operating income declines by euro 26 million to euro 126 million. The smaller decline

(euro 7 million) as compared with gross operating margin is due prevalently to lower accruals for risks and losses on contracts in 2004 with respect to 2003.

Information technology
In 2004, Enel.it managed and developed the information technology activities of the Enel Group, ensuring quality standards in line with best market practices.
Main projects in which the company was active included:
•	update and streamlining of servers and migration of 2,120 servers and about 33,500 units to the Windows 2000 platform;
•	development of products and applications that make up the Energy System of the Generation and Energy Management Division, supporting the various phases of energy and capacity trading;
•	completion of the Enel Credit Management system, tested successfully for the Networks, Infrastructure and Sales Division, and development of the system for the Gas area;
•	development of the Telemanager system for Enel Distribuzione’s digital meters;
•	implementation of the new Integrated Offer Management and Energy Dispatching system for the Networks, Infrastructure and Sales Division.

Revenues in 2004 amounted to euro 409 million, declining by euro 53 million (down 11.5%) on 2003 due primarily to lower revenues from fees for the use of the optic fiber backbone (down euro 31 million) following its sale to Enel.Net on July 1, 2003, in addition to lower contract work carried out for third parties (down euro 14 million), in line with the Group’s strategic guidelines.

Gross operating margin amounts to euro 78 million, declining by euro 45 million (down 36.6%) on 2003 by the mentioned spin-off of the optic fiber backbone and the decline in prices for information technology services applied to Group companies.

Operating income amounts to euro 1 million, down from a positive operating income of euro 4 million in 2003.

Other activities
Other activities carried out by the Enel Group in the Water, Personnel Training and Management, Factoring and Insurance services sectors generated revenues amounting to euro 208 million (euro 259 million in 2003), a gross operating margin equal to euro 12 million (as compared with euro 27 million in 2003), and a negative operating income of euro 21 million (down from an operating loss of euro 9 million in 2003).
As part of Enel’s strategy to focus on its core electricity and gas business, on March 2,

2004, the Board of Directors of the Parent Company resolved Enel’s gradual exit from the Water sector. In such framework, on December 22, 2004, the Parent Company signed a contract with Compagnie Générale des Eaux SCA for the sale to the same of Enel’s entire stake in Enel.Hydro. The closing of the transaction is expected to take place by April 2005.

Net capital employed
Net capital employed in the Services and Other activities area at the end of 2004 amounted to euro 916 million, declining by euro 1,304 million (down 58.7%) on December 31, 2003 as a direct consequence of the sale of subsidiary NewReal in the context of divestment of Enel’s real estate properties.

Parent Company

As an industrial holding company, Enel defines strategic targets for the Group and coordinates activities of subsidiaries.
In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, personnel management and industrial relations, accounting, administrative, tax, legal and corporate matters. Due to contractual obligations, the Parent Company retains title to long-term electricity import contracts. Until March 31, 2004, imported electricity was sold to Enel Distribuzione. Subsequently, as provided by Decree of the Ministry of Productive Activities dated December 19, 2003, imported electricity was sold to the Single Buyer, a company controlled by the ISO to which the Decree assigned the function of ensuring the supply of electricity to regulated market customers.

In millions of euro

	2004	2003	2004-2003

Revenues	1,617	1,139	478	42.0%
Gross operating margin	729	256	473	184.8%
Operating margin	653	223	430	192.8%

Employees at year-end (no.)	590	522	68	13.0%
Capital expenditure	10	—	10	—

Revenues for 2004 amount to euro 1,617 million (up from euro 1,139 million in 2003), of which euro 767 million due to the sale of electricity imported and sold, as mentioned, until March 31, 2004 to Enel Distribuzione, and from the 2nd Quarter of the year to the Single Buyer. The increase in revenues is due to the recognition of a reimbursement of non-recoverable costs relating to natural gas imported from Nigeria for years 2000-2003, amounting to euro 555 million, partly offset by the decline in revenues from the sale of electricity due to the lower volume of electricity imported and resold, in addition to the lower average unit resale price.
Gross operating margin amounts to euro 729 million, growing by euro 473 million (up 184.8%) on 2003, primarily due to the said recognition of a reimbursement of non-recoverable costs relating to natural gas imported from Nigeria, net of the increase in costs for services received from others and personnel costs. Margins on the sale of electricity imported decline by euro 46 million.
Operating income amounts to euro 653 million, up euro 430 million on 2003.

Research and Development

Enel currently conducts “competitive research”, carried out for the immediate benefit of the Group. The activity involves qualified professionals in the Generation and Energy Management Division, resulting in an expense of about euro 20 million in 2004 (euro 16 million in 2003).
“System Research”, conducted for the common benefit of all domestic electricity operators, regulated by norms for the reorganization of the power sector and remunerated through a specific tariff component, is carried out by associate Cesi, in which, at December 31, 2004, Enel Group held a 40.92% share. In 2004, Cesi recorded revenues totaling euro 50 million, of which euro 22 million from Enel Group companies.

In 2004, “competitive research” concentrated on different aspects of electricity generation, studying ways to improve the operating and economic efficiency, and the environmental compatibility of the generation process. More specifically:
•	activities for the further development of early diagnostics for gas turbines and its application to the combined-cycle plants were carried out. The characteristics of the diagnostic system for geothermal plants were also defined;
•	research projects aimed at developing low-cost fuel and optimizing combustion processes continued;
•	in the context of the “zero emissions” Project, different research activities and testing were carried out and a number of tests were successfully completed;
•	the testing and commissioning of the ash recycle plant for the Sulcis station was completed and a test program to verify the efficiency of the reduction of not fully combusted material in the ashes was defined. A pre-pilot system for the testing of lime powder separation was also developed. Such activities are part of the plan aimed at the development of technological and managerial solutions for the full re-use of ashes produced by coal-fired thermal plants, also through the development of technologies for the reduction of not fully combusted material present in ashes and for the production of materials for special uses. With regards to special uses, the employment of ashes for the production of rapid high-resistance cement and of cement mixes to be used in the reclaiming of mining sites was tested;
•	in the field of “advanced generation techniques”, the Archimede Project launched by Enel in cooperation with Enea in 2003 continued. The project aims at developing a new solar energy technology that uses convex mirrors to concentrate heat at high temperatures. With regards to technologies for coal-fired thermal plants, the development of a prototype for the testing of external combustion cycle components continued;

•	in the context of the “Hydrogen Park” Consortium joined by Enel in January 2004, the development and testing of technologies for the production of hydrogen from coal and of an advanced hydrogen-powered thermoelectric cycle continued. A combined-cycle hydrogen process was designed and the purchase of a 16 MW gas turbine to be adapted to the new fuel through laboratory tests was initiated;
•	in the framework of research on the reduction of sulfuric acid emissions of the geothermal cycle a feasibility study and the selection of the most promising abatement techniques that should lead, after testing, to the development of industrial applications have been planned;
•	the study of a new process based on the pirolysis of coal continued.

Human resources and organization

Organization
In 2004, Enel continued to pursue its strategy of refocusing on its core business through the disposal of real estate subsidiary NewReal and the agreement for the disposal of Enel.Hydro, marking the exit from the water sector.
The optimization of the organizational structure was pursued with the launch of measures aimed at improving relationships between operating and staff functions through the verticalization of staff hierarchy. To ensure the unified management of processes and the full implementation of efficiency improvement measures, the Parent Company assumed overall responsibility for all staff functions.
In this context there emerged the need to simplify the entities that supply services within Enel, merging Enel.it and Enel Facility Management into Ape Gruppo Enel, subsequently renamed Enel Ape, while concentrating in the Parent Company only the guiding and monitoring of operating and staff positions. Such configuration strengthens further the internal vocation of these structures, aimed at offering efficient and high-quality services to the rest of the Group.
With regards to the organization, an Information and Communication Technology unit, aimed at directing and coordinating business support measures, and a Facility Management unit, aimed at directing service activities, both of which focus on cost optimization and effectiveness improvement, were established at the Parent Company level. The optimization of the organizational structure was pursued also with the launch of measures aimed at improving staff and operating processes in the Generation and Distribution Divisions.
Finally, Terna was reorganized in line with the new role assumed as a listed company, in order to ensure its operating autonomy.

Policies for the development of human resources
Projects carried out in 2004 focused on the review and consolidation of professional and managerial competencies, through the implementation of evaluation programs involving all of Enel’s middle management, and a subsequent individual feed-back interview regarding the appraisal.
In 2005 Enel plans to implement a development system integrated with other processes in the personnel area allowing to pursue, in line with the requirements of the business, the following significant objectives: the excellence of competencies within the company, the staffing of managerial positions, the scouting, management and development of talents.

Through the Management Review process aimed at top and middle management, Enel updates the map of the management population, devising career progression paths and personnel hiring pools, with the aim of developing management internally.
In such context, Enel wants to consolidate and extend the review process to a larger number of employees, using innovative instruments (on-line evaluation) to gain in-depth information about its human resources, allowing it to apply increasingly focused policies.

With regards to training, three projects were launched in the second half of 2004. These projects will carry on to 2005 and are linked to the same number of change processes: the development of the Personnel Management area, the change in strategy and organization of the ICT area, and the Quasar Project in the Generation and Electricity Management Division.

In application of the agreement concluded in 2003 between Enel and the Civitavecchia Municipality, specialized training for resources in the Civitavecchia area that will be employed in the conversion to coal of the Torrevaldaliga Nord power plant started in 2004.

Training in 2005 will develop at different levels. First, a number of top executive projects for managers covering key positions will be launched. These projects will be aimed at developing strategic issues, stimulating innovation and supporting the development of leadership. In addition, training aimed at supporting change in the context of the redesign of the organization and of processes (operational excellence, integration of Enel Services, etc.) will be offered.
A further level consists in the effort to reduce the gap of competencies assessed through the appraisal process and other types of analysis focused on requirements of specific functions and professional families. Institutional training aimed at supporting personnel in their career progression paths at all stages (newly hired, new middle management, new management) will continue. Some training campaigns will focus on general issues, changes in regulatory or market framework having a wide impact on the business (such as Corporate Social Responsibility, the Pool Market for Electricity, International Accounting Principles). Training initiatives on specific and operating issues regarding the core business and safety will also continue.

Hiring
Personnel selection within Enel aims at ensuring the compliance of candidates selected with the requirements of the job profiles at the various entry levels and at creating the conditions to enhance Enel’s appeal to the upper segments of the labor market.
The selection is focused on candidates that proceed spontaneously through the dedicated section of the institutional site.
The selection process is tailored according to the position to be covered and the number of hirings. Group testing (attitudinal tests and assessment of professional and technical skills) and individual interviews are used in the selection of high school and university graduates.
In 2004, recruiting activities were devoted to personnel search for Enel’s main activities: design, construction, operation and maintenance of electrical plant and equipment.
More than 600 workers were hired in the year in 88 Provinces and 256 municipalities, covering the whole national territory. In addition, 65 new university graduates in Engineering, selected through an assessment program involving several hundreds of candidates from Italy’s best universities, were also hired.

Compensation and incentive systems
In 2004, the periodical evaluation of managerial positions and related retribution was carried out for top and middle management. Fixed and variable retribution policies were also updated.
As in past years, compensation policies in 2004 continue to focus on variable retribution: “Management by Objectives” (MBO), “Sales Incentives” and “Bonuses” on specific projects.
The MBO system for 2004 involved about 76% of management and a about 10% of middle managers employed in staff positions.
With regards to the medium and long-term incentive systems, a new 2004 Stock-option Plan, involving about 640 managers, was launched.
The compensation policy for 2005 was also set with the following characteristics:
•	a stronger integration with assessment processes;
•	an increase in variable retribution linked to specific objectives, confirming the MBO as the preferred tool, though introducing a parallel system for the evaluation of performance (aimed primarily at middle management) and of bonuses for the achievement of objectives on specific projects;
•	selective measures on fixed retribution, confirming a merit policy aimed at fostering competencies and professionalism within each professional family.

Stock-option Plans
Since the year 2000 the Company has annually implemented Stock-option Plans meant to provide the Enel Group — in line with the practice of the international business community and the most important Italian listed companies — with a means of fostering management motivation and loyalty, strengthening the sense of corporate belonging in its key resources, and ensuring their lasting and constant effort to create value, thus determining a convergence between the interests of the shareholders and those of the management.

2000-2001 Plan
This initiative began in December 1999, when an extraordinary meeting of Enel’s shareholders authorized the Board of Directors to increase the share capital one or more times and for a period of five years, pursuant to article 2443 of the Civil Code, by a maximum total amount of 121,261,500,000 lire (and thus by slightly less than 1% of the amount of the share capital) through the issue of a maximum of 121,261,500 ordinary shares with a par value of 1,000 lire each, ranking for dividends pari passu, to be offered for subscription by payment to executives — to be selected by the Board of Directors from those performing functions that are important for attaining the Group’s strategic goals — of Enel itself and/or its subsidiaries pursuant to section 2359 of the Civil Code, with the consequent exclusion of the preemptive rights pursuant to section 2441, last paragraph of the Civil Code and section 134, paragraphs 2 and 3 of legislative decree n. 58 of February 24, 1998.
Implementing the aforesaid shareholders’ resolution, in March 2000 and April 2001 the Board of Directors approved two different tranches of the Stock-option Plan, together with Regulations that govern them uniformly. Among the beneficiaries of both of the aforesaid tranches of the Plan was Enel’s Chief Executive Officer in his capacity as General Manager.
The Regulations provided for the executives selected by the Board of Directors to be assigned options — rights that are personal and not transferable inter vivos — for the subscription of a corresponding number of newly issued ordinary Enel shares. As established by the Board of Directors, the executives were then divided into different brackets and the number of options assigned to each of them was determined by applying a multiplier to the ratio between the reference gross annual pay of the bracket concerned and the value of a three-year option, determined on the basis of market valuations. The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Group, with a few exceptions (such as, for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.

The Regulations also provided that the options assigned — in the event the conditions of exercise materialized — would be exercisable as follows: (i) 20% of them beginning the year following the one in which they were assigned (“one-year options”) and until the fourth year following the one in which they were assigned; (ii) the remaining 80% beginning the third year following the one in which they were assigned (“three-year options”) and until the fourth year following the one in which they were assigned.
In any case, the options are exercisable each year only during the fifteen days when the Italian stock market is open following the approval of the financial statements of Enel S.p.A. by the annual general meeting.
With regard to the conditions of exercise — which were suspensive conditions — the Regulations provided that all the options assigned would become exercisable if the arithmetic average of the reference prices of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange in the last three months of the year of assignment was higher than the target price determined by the Board of Directors on the basis of the consensus of analysts. In the event the target price were not exceeded, all the one-year options and 30% of the three-year options would lapse automatically.
However, the Regulations subordinately provided for the possibility of exercising the remaining 70% of the three-year options (and thus 56% of the total number of options assigned) in the event that (i) the percentage change in the price of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange during the year in which the options were assigned was larger — according to the calculation criteria stated in the Regulations — than the performance of a specific reference index determined by the Board of Directors as the average of the MIBTEL index (weight: 50%) and the FTSE Eurotop 300 Electricity index (weight: 50%) and (ii) the parameter representing the actual growth of the Group’s value (EVA) during the year in which the options were assigned was larger than the one set by the Board of Directors.
In accordance with the Regulations, the strike price of the shares was to be determined by the Board of Directors as amounting to not less than the arithmetic average of the reference prices of Enel shares on Borsa Italiana S.p.A.’s on-line stock exchange during the period between the date on which the options were assigned and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, because the Plan does not provide for any concessionary conditions in this respect.

Development of the Plan during the year 2000
On the basis of the aforesaid Regulations, the tranche of the Stock-option Plan regarding the year 2000 entailed the assignment of a total of 19,690,000 options to 144 Group executives at a strike price of 4.3 euros. With regard to this tranche, however, the review carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been achieved, and thus all the one-year options (amounting to 3,938,000 options) and 30% of the three-year ones (amounting to 4,725,600 options) lapsed, while (ii) the subordinate objectives — regarding both the performance of Enel’s shares with respect to the reference index and surpassing the EVA during the year in which the options were assigned — had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2000 tranche only 11,026,400 three-year options became exercisable. This number was halved, however — and thus became 5,513,200 — as a result of the reverse split of Enel’s shares approved by an extraordinary shareholders’ meeting in May 2001, effective as from July 9, 2001, when the share capital was converted into euros. This reverse split also entailed the doubling of the strike price of such options from 4.3 euros to 8.6 euros. It should be noted that of the aforesaid 5,513,200 three-year options that became exercisable (i) 1,090,600 lapsed because of early termination of employment of the related assignees in the period between the date of assignment of the aforesaid options and the end of 2003, while (ii) the remaining 4,422,600 also lapsed, because they were not exercised during the fifteen days with the Italian stock exchange open following the annual general meeting’s approval of the 2002 and the 2003 financial statements.

Development of the Plan during the year 2001
With regard to the 2001 tranche of the Stock-option Plan, on the other hand, the latter entailed the assignment of 68,548,100 options to 381 Group executives at a strike price of 3.636 euros. However, also with regard to this tranche the review carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been achieved, and thus all the one-year options (amounting to 13,709,620 options) and 30% of the three-year ones (amounting to 16,451,544 options) lapsed, while (ii) the subordinate objectives — regarding both the performance of Enel’s shares and surpassing the EVA during the year in which the options were assigned — had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2001 tranche only 38,386,936 three-year options became exercisable. This number was halved, however — and thus became 19,193,468 — as a result of the aforesaid reverse split of Enel’s shares approved by the extraordinary shareholders’ meeting in May 2001, effective as from July 9, 2001. This reverse split also entailed the doubling of the strike price of such options from 3.636 euros to 7.272 euros. Of the aforesaid 19,193,468 three-year options that became exercisable, because of the early termination of employment of the related assignees (i) 2,230,424 lapsed during the period between the date of assignment of the aforesaid options and the end of 2003 and (ii) 272,902 lapsed during 2004.

Summary of the development of the Plan during the years 2000 and 2001
All in all, on the basis of the foregoing, the development of the Stock-option Plan through the two tranches regarding the years 2000 and 2001 determined — taking into account the aforesaid reverse split of Enel’s shares — the following results:

	Options originally	Options (three-year)
	assigned	exercisable

2000 tranche	9,845,000	5,513,200
2001 tranche	34,274,050	19,193,468

Increase of the share capital to serve the 2000-2001 Plan
In consequence of the foregoing, in April 2001 the Board of Directors, partially exercising the powers granted it by the extraordinary shareholders’ meeting held in December 1999, approved two divisible increases of the share capital (totaling less than 0.7% of the capital) to serve the options assigned with the tranches of the Stock-option Plan regarding the years 2000 and 2001. Specifically — and taking into account the effects deriving from the aforesaid reverse split of Enel’s shares — at that time the Board of Directors approved:
•	an increase by payment of the share capital by a maximum amount of 5,513,200 euros, to be subscribed by December 31, 2004, in the service of the options assigned with the tranche for the year 2000 that meanwhile have become exercisable, at a strike price of 8.6 euros. This capital increase has lapsed, however, because the time established for exercising the options assigned with the tranche of the year 2000 has expired, as previously noted;
•	an increase by payment of the share capital by a maximum amount of 34,274,050 euros, to be subscribed by December 31, 2005, in the service of all the options assigned with the tranche for 2001, at a strike price of 7.272 euros. For this second tranche, however, following the review carried out to ascertain the extent to which the objectives set by the Board of Directors were attained, the capital increase may be subscribed up to a maximum of 19,193,468 euros.

Taking into account the figures presented above, the capital increases approved by the Board of Directors to serve the options assigned with the 2000 and 2001 tranches of the Plan may not exceed in any case the total amount of 19,193,468 euros (and thus about 0.3% of the share capital). It should also be noted that these capital increases have not yet been subscribed at all and, consequently, as of now they have not produced any diluting effect on the share capital.

2002 Plan
In May 2001, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the residual amount of the aforesaid empowerment by the shareholders in December 1999 to implement additional tranches of the Stock-option Plan discussed above), an extraordinary meeting of Enel’s shareholders initiated a new Stock-option Plan, resolving:
•	to revoke, with regard to the part not yet exercised by the Board of Directors, the power to increase the share capital granted in December 1999, while confirming all the acts carried out in the exercise of the aforesaid power;
•	to again grant the Board of Directors the power to increase the share capital, by a maximum of 60,630,750 euros (and thus by an amount that is slightly less than 1% of the capital), endowed with the same characteristics as the power granted in December 1999 and potentially addressed for all the executives of Enel and/or its subsidiaries pursuant to article 2359 of the Civil Code.

Carrying out the latter mandate of the shareholders, in March 2002 the Board of Directors approved the Stock-option Plan for the year 2002 (supplemented in September of the same year), together with the Regulations for implementing it. This plan is characterized by a significantly different logic with respect to the 2000-2001 Plan and is more in line with the changed situation of the financial markets.
As in the preceding Plan, the Regulations provided for the executives selected by the Board of Directors to be assigned options for the subscription of a corresponding number of newly issued ordinary Enel shares. As previously, as established by the Board of Directors, the executives were divided into different brackets and the number of options assigned to each of them was determined by applying a multiplier to the ratio between the reference gross annual pay of the bracket concerned and the value of a three-year option, determined on the basis of its market valuation. The right to subscribe the shares continues to be subordinated to the executives concerned remaining employed within the Group, with a few exceptions (such as, for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.
Among the beneficiaries of the 2002 Stock-option Plan, in their capacity as General Manager, were also those who held, at different times, the position of Enel’s Chief Executive Officer during that year.
The Regulations also provided that — once the conditions of exercise have materialized — 30% of the options assigned may be exercised as from the first year following the one in which they were assigned, an additional 30% as from the second year subsequent to the one in which they were assigned, and the remaining 40% as from the third year following the one in which they were assigned, it being understood that the deadline for exercising all the options is the fifth year following the one in which they were assigned.
In any case, the options are actually exercisable each year exclusively during three time “windows” lasting fifteen days with the Italian stock market open each as from: (i) the Board of Directors’ examination of the preliminary consolidated data, (ii) the annual general meeting’s approval of the financial statements of Enel S.p.A., and (iii) the Board of Directors’ approval of the third-quarter report.
With regard to the conditions of exercise — which are suspensive conditions — the Regulations provided that all the options assigned become exercisable in the event that (i) Group EBITDA for the year in which the options were assigned as estimated in the budget approved by the Board of Directors are exceeded and (ii) the percentage change in the price of Enel shares recorded on Borsa Italiana’s on-line stock exchange during the year in which the options were assigned was larger — according to the calculation criteria stated in the Regulations — than the performance of a specific reference index, determined by the Regulations as the average of the MIBTEL index (weight: 50%) and the FTSE Eurotop 300 Electricity index (weight: 50%). In the event such objectives are not jointly achieved, all the options automatically lapse, there being no provision for a mechanism allowing them to be recovered.
As in the 2000-2001 Plan, the Regulations provided that the strike price of the shares is to be determined by the Board of Directors as amounting to not less than the arithmetic average of the reference prices of Enel shares recorded on Borsa Italiana’s on-line stock exchange during the period between the date on which the options were assigned and the same day of the preceding solar month. Subscription of the shares at the strike price is to be charged entirely to the beneficiaries, because the Plan does not provide for any concessionary conditions in this respect.

Development of the 2002 Plan
On the basis of the aforesaid Regulations, the 2002 Stock-option Plan determined the assignment of a total of 41,748,500 options to 383 Group executives at a strike price of 6.426 euros (and, only for the options assigned in September 2002, 6.480 euros). With regard to this Plan, the review carried out by the Board of Directors to verify the materialization of the conditions of exercise ascertained that during the year in which the options were assigned both objectives — surpassing Group EBITDA and the performance of Enel’s shares with respect to the reference index — were achieved, which determined that the conditions for exercising all the options assigned had materialized. Because of the early termination of employment of the related assignees, of the aforesaid 41,748,500 options that were assigned and became exercisable (i) 4,727,000 lapsed in the period between the date of assignment of the aforesaid options and the end of 2003 and (ii) 97,000 lapsed during 2004.

Increase of the share capital to serve the 2002 Plan
In consequence of the foregoing, in April 2003 the Board of Directors, partially exercising the powers granted it by the shareholders’ meeting held in May 2001, approved a divisible increase of the share capital (entailing a maximum potential share capital dilution of less than 0.7%) to serve the options assigned under the 2002 Plan.
Specifically, on this occasion the Board of Directors resolved to increase by payment the share capital by a maximum of 41,748,500 euros, to be subscribed by December 31, 2007, in the service of all the options assigned under the 2002 Plan (which had become exercisable), at a strike price amounting to (i) 6.426 euros for the 39,245,000 options assigned in March 2002 and (ii) 6.480 euros for the 2,503,500 options assigned in September 2002.
To implement this Board resolution, as of the end of 2004 24,104,556 ordinary shares had been issued and subscribed in the service at the same number of stock-options of the 2002 Plan, which were exercised in the periods May 24, 2004 to June 11, 2004 and November 12, 2004 to December 2, 2004.

2003 Plan
In May 2003, accepting the proposals made by the Board of Directors (in consideration of the insufficiency of the residual amount of the preceding empowerment granted by the shareholders in May 2001 to further implement the last Stock-option Plan to be examined), an extraordinary meeting of Enel’s shareholders initiated a new Stock-option Plan, resolving:
•	to revoke, with regard to the part not yet exercised by the Board of Directors, the power to increase the share capital granted in May 2001, while confirming all the acts carried out in the exercise of the aforesaid power;
•	to grant the Board of Directors a new power to increase the share capital, by a maximum of 47,624,005 euros (and thus by approximately 0.8% of the share capital), endowed with the same characteristics as the preceding powers granted in December 1999 and May 2001 and to be used to serve the Stock-option Plan regarding the year 2003, as already approved by the Board of Directors in April 2003.

The 2003 Plan — which includes among its beneficiaries Enel’s Chief Executive Officer in his capacity as General Manager — is informed by the same logic as the 2002 Plan, following the provisions of the implemental Regulations with regard to the various characteristics previously described (concerning, specifically, the criteria that govern both the assignment of the options to the executives who are the beneficiaries of the Plan and the preservation of entitlement to the related exercise, the maturity period of the options and their being exercisable with pre-established temporal “windows”, the conditions for exercising the options, the procedures for determining the strike price of the shares and the absence of concessionary conditions for the related payment by the executives participating in the Plan).

Development of the 2003 Plan
The Stock-option Plan regarding the year 2003 determined the assignment of a total of 47,624,005 options to 549 Group executives, characterized by a strike price amounting to 5.240 euros. With regard to this plan, the review carried out by the Board of Directors to verify the materialization of the exercise conditions ascertained that both objectives — surpassing Group EBITDA during the year in which the options were assigned and the performance of Enel’s shares with respect to the reference index described in the Regulations that implement the Plan — were achieved. It should be noted in this regard that the period for establishing the performance of both Enel’s shares and the reference index — which, according to the Regulations, was to expire on December 31, 2003 — was extended by the Board of Directors until March 26, 2004. This was done in order to wait for normal conditions to return and thus allow a more objective evaluation regarding the attainment of this goal, in consideration of the placement of Enel shares with institutional investors carried out by the Ministry of the Economy and Finance in October 2003, which in itself was extraneous to the management of Enel, but because of its extraordinary and notable size had a considerable influence on the performance of the shares. Therefore the conditions have materialized for exercising all the options assigned under the 2003 Plan. Because of the early termination of employment of the related assignees, of the aforesaid 47,624,005 options that were assigned and became exercisable (i) 2,907,613 lapsed during the period between the date of assignment of the aforesaid options and the end of 2003 and (ii) 330,087 lapsed during 2004.

Increase of the share capital to serve the 2003 Plan
In April 2004 the Board of Directors, entirely exercising the powers granted it by the shareholders’ meeting held in May 2003, approved an increase, divisible and by payment, of the share capital (entailing a maximum potential dilution of the capital amounting to about 0.8%) to serve the options assigned under the 2003 Plan. This increase, amounting to a maximum of 47,624,005 euros, is to be subscribed by December 31, 2008 and serves all the options assigned under the 2003 Plan, which have become exercisable and have a strike price of 5.240 euros.
To implement this Board resolution, as of the end of 2004 16,342,119 ordinary shares had been issued and subscribed to serve an equal number of stock-options of the 2003 Plan, which were exercisable in the periods May 24, 2004 — June 11, 2004 and November 12, 2004 — December 2, 2004.

2004 Plan
In May 2004, an extraordinary meeting of the shareholders of Enel launched a new Stock-option Plan by resolving to grant the Board of Directors a new authorization to increase the share capital by a maximum of 38,527,550 euros (and thus by a sum amounting to about 0.6% of the capital), with characteristics similar to those of the previous authorizations granted in December 1999, May 2001, and May 2003, and to be used to serve the 2004 Stock-option Plan, as already approved by the Board of Directors in March 2004.
The 2004 Plan — which includes among its beneficiaries Enel’s Chief Executive Officer in his capacity as General Manager — is inspired by the same logic as that of the 2002 and 2003 plans, following most of the provisions of their implemental Regulations and departing from them only in the ways described below.
In particular, even though the division of the beneficiaries of the Plan into brackets is maintained, provision is made for assigning the options according to proportional criteria and no longer through the application of a multiplier of the ratio between the reference annual gross pay of the bracket to which the executive concerned belongs and the value of a three-year option as determined on the basis of market valuations.
Furthermore, it is provided that — once the conditions of exercise have materialized — 15% of the options assigned may be exercised as from 2005, an additional 15% as from 2006, an additional 30% as from 2007, and the remaining 40% as from 2008, with the deadline for exercising all the options being December 31, 2009.
The temporal windows for exercising the options have also been eliminated, the latter being exercisable each year at any time, with the exception of two blocking periods lasting indicatively a month each and taking place near the approval of the proposed financial statements of Enel S.p.A. and the Board of Directors’ half-year report.
As far as the conditions of exercise — which are suspensive conditions — are concerned, while the Group EBITDA objective has not changed, the objective connected with the performance of Enel shares with respect to the reference index is considered for the first time according to the logic of total shareholders’ return, that is taking into account (both for Enel shares and for the reference index) of the effect of the reinvestment of the respective gross dividends in the same securities. This change was adopted to make coherent the actual return that Enel shares are capable of earning for their shareholders, including in terms of the distribution of dividends, with respect to the actual return, in the same terms, from the reference securities.

Development of the 2004 Plan
The 2004 Stock-option Plan determined the assignment to 640 Group executives of a total of 38,527,550 options (entailing a maximum potential dilution of the share capital amounting to about 0.6%), characterized by a strike price of 6.242 euros. With regard to this Plan, the review carried out by the Board of Directors of the materialization of the exercise conditions ascertained the achievement of both objectives, concerning the exceeding of projected Group EBITDA during the year in which the options were assigned and the performance of Enel shares with respect to the reference index described in the implemental Regulations of the Plan. With regard to the latter objective, the tracking period of the performance of both Enel shares and the reference index — which, according to the Regulations, was to end on December 31, 2004 — was extended by the Board of Directors until March 25, 2005 in order to ensure that conditions were normal and thus allow an objective evaluation concerning the achievement of the objective. This decision was prompted by the placement of Enel shares through a global offering carried out by the Ministry of the Economy and Finance in October 2004, which in itself was extraneous to the management of Enel and, because of its extraordinary and large size, could distort the performance of the shares.
Thus the conditions for exercising all the options assigned under the 2004 Plan were fulfilled. Of the aforesaid 38,527,550 options that were assigned and became exercisable, 1,231,000 lapsed because of early termination of the employment of the related assignees in the period between the date on which the options were assigned and the end of 2004.

Payment of a bonus connected with the dividend portion regarding asset divestitures, to be made in conjunction with the exercise of stock-options
In March 2004, the Board of Directors resolved to grant, beginning in 2004, a special bonus to the beneficiaries of the several Stock-option Plans who exercise the options assigned them, establishing that the amount is to be determined each time by the Board itself when it adopts resolutions concerning the allocation of earnings and is based on the portion of the divestiture dividends (as defined below) distributed after the assignment itself.
A presupposition of this initiative is that the portion of dividends attributable to capital gains deriving from the divestiture of property and/or financial assets (so-called “divestiture dividends”) be considered a kind of return to shareholders of a part of the value of the Company, and as such capable of affecting the performance of the shares. The beneficiaries of this bonus are thus the beneficiaries of the Stock-option Plans who — because of their own free choice or the restrictions imposed by the exercise conditions or the vesting periods — exercise their assigned options after the ex dividend date of the so-called “divestiture dividends” and therefore may be penalized by such situation. This bonus is not paid, however, for the portion of other kinds of dividends, such as those resulting from ordinary business activities or reimbursements deriving from regulatory measures.

In effect, when beneficiaries of the Stock-option Plans exercise the options assigned to them they are entitled to receive, beginning in 2004, a sum amounting to the “divestiture dividends” distributed by Enel after the assignment of the options, but before they have exercised the latter. The bonus in question will be paid by the company of the Enel Group that employs the beneficiary and is subject to ordinary taxation as employee income.
On the basis of this regulation, the Board of Directors has so far determined: (i) a bonus amounting to 0.08 euro per option exercised, with regard to the dividend of 0.36 euro per share payable as from June 24, 2004, and (ii) a bonus amounting to 0.33 euro per option exercised, with regard to the advance on the dividend of the same amount per share payable as from November 25, 2004.

*****

It should be noted that the actual dilution of the share capital as of December 31, 2004 deriving from the exercise of the stock-options assigned by the existing Plans amounts to 0.66% and that the further development of the aforesaid plans could, in theory, increase such dilution up to a maximum level of 2.44%.

The following table summarizes the evolution during 2004 of the Stock-option Plans described above.

Evolution of the Stock-option Plans during 2004

	2000 Plan			2001 Plan			2002 Plan			2003 Plan			2004 Plan
	(expiration year: 2004)			(expiration year: 2005)			(expiration year: 2007)			(expiration year: 2008)			(expiration year: 2009)
								Average
	Number	Exercise	Market	Number	Exercise	Market	Number	exercise	Market	Number	Exercise	Market	Number	Exercise	Market
Rights	of options	price €	price €	of options	price €	price €	of options	price €	price €	of options	price €	price €	of options	price €	price €

Rights existing as of January 1, 2004	4,422,600	8.600	5.464	16,963,044	7.272	5.464	37,021,500	6.430	5.464	44,716,392	5.240	5.464	—	—	—
- exercisable in 2004	4,422,600	8.600	5.464	16,963,044	7.272	5.464	26,909,500	6.429	5.464	18,056,745	5.240	5.464	—	—	—
New rights assigned in 2004	—	—	—	—	—	—	—	—	—	—	—	—	38,527,550	6.242	6.428

Rights exercised in 2004	—	—	—	—	—	—	24,104,556	6.429	6.826	16,342,119	5.240	6.690	—	—	—

Rights lapsed in 2004	4,422,600	8.600	6.915	272,902	7.272	6.777	97,000	6.426	6.632	330,087	5.240	6.453	1,231,000	6.242	6.664
Rights existing as of December 31, 2004	0	8.600	7.231	16,690,142	7.272	7.231	12,819,944	6.430	7.231	28,044,186	5.240	7.231	37,296,550	6.242	7.231
- exercisable as of December 31, 2004	0	8.600	7.231	16,690,142	7.272	7.231	2,707,944	6.426	7.231	1,384,539	5.240	7.231	0	6.242	7.231

Industrial relations

In the context of negotiations in the electricity sector, on May 25, 2004, a Trade Union agreement was reached introducing the “contract for newly-hired personnel”, one of the new instruments provided in the context of labor market reform in line with which the hiring process took place in 2004.
On September 28, a Trade Union agreement defining the economic and regulatory treatment to be applied to workers of the Maintenance Service unit created within the Generation and Energy Management Division was underwritten. The said Maintenance Service unit, initially created as part of the Renewable Resources business area and subsequently grouped under Thermal Generation (combined cycle), is responsible for scheduled plant maintenance.
The most significant negotiation concluded in 2004 is represented by the underwriting on December 10 of the national Trade Union agreement defining future bonuses. Such bonuses consist of two parts: a bonus on the profitability of the Company, paid out to all personnel (middle management, employees and workers), linked to the general performance of the Company; and a productivity/quality incentive bonus paid out to employees and workers, remunerating the achievement of objectives set for individual Divisions/companies and aiming at fostering efficacy and efficiency improvements. The previous agreement had been underwritten in 1996.
The year 2004 closed with the underwriting with Trade Unions on December 17 of the document provided for in article 47 of Law 428/90, as amended by Legislative Decree no.18 dated February 2, 2001, relating to the incorporation of Enel Ape Srl The new Group company is the central part of the project aimed at unifying, following a shared-service philosophy, the management of internal services and staff functions under a single unit operating for the whole Group.
With regards to negotiations, Monitoring in the Networks and Sales Divisions was carried out in the first half of the year. The term Monitoring refers to wide and detailed consultation in the field aimed at verifying the level of preservation within the Company of the activities deemed distinctive of the electricity sector, and the functioning of the service provided through personnel on-call. The monitoring process was concluded with the definition of a significant hiring plan.
With regards to other issues under discussion, negotiations with Unions regarding the organization of maintenance services mentioned above led to the allocation of resources according to flexible criteria on the whole national territory in accordance with scheduled maintenance programs.
A major issue discussed in 2004 is represented by the revision of the agreement underwritten by Enel on November 12, 1991 in compliance with the provisions of Law no. 146/90 on the exercise of the right of strike of employees of companies providing essential public services. Also upon solicitation of the Guarantee Commission, the

Company and other employers, submitted to the Trade Unions a proposal for the revision of the mentioned 1991 agreement in line with the following three guidelines: 1) the introduction of new norms regarding reduction of confrontation and conciliation pursuant to the principle of rarefaction, with the aim of bringing the agreement into line with the new provisions introduced by Law no. 83/2000; 2) the introduction of changes to and the update of the existing text in the framework of the “maintenance” of the same, to take into account of resolutions issued over time by the Guarantee Commission; 3) the introduction of the testing of virtual strikes, representing a form of protest that does not involve the suspension of working activities and thus does not cause prejudice to the normal provision of the service. For the sake of completeness, it must be mentioned that Trade Unions submitted to the Guarantee Commission an autonomous proposal, characterized by a reduction in guarantees regarding indispensable services, introducing the possibility of suspending service for some classes of customers.
With regards to the collective contract for managers, in view also of Enel’s recent joining of Confindustria — the Italian association of industrial and service companies — an agreement between the Enel Group companies and the Federmanager/Cordenel manager unions was signed on December 20. The agreement relates to the application within Enel of the national agreement underwritten on November 24, 2004 for the renewal of the national labor contract for managers of manufacturing and service companies. An agreement defining the amount of contributions set aside by Enel for the ACEM and ASEM associations for years 2005-2007 was underwritten on the same date.

In the Gas sector, two important agreements were underwritten on June 24. The first relates to the change from the labor contract for the trade sector to that of the gas sector for the employees of Iridea (a company managing the call center for the gas sector). The shift will take place gradually, allowing to spread the cost of the operation over two years (2005-2006). The second relates to bonuses payable to gas distribution companies’ employees. Such bonus was comprehensively outlined for the first time by setting objectives and benchmarks in addition to measuring procedures in the companies that have come to form the Gas area in the Networks and Sales Division.

With regards to Telecommunications, the most significant labor event of the year was the underwriting of an agreement on the terms for the payment of a bonus for years 2004-2007.

The most significant issue regarding labor negotiations in 2005 is represented by the renewal of the national labor contract for the electricity sector. The renewal is particularly important since, in addition to the renewal of contractual terms for the next two years starting from June 30, 2005, it will be necessary to renew for the first time also the normative part (for a second four-year term) also expiring in June 2005. Contributions for the Arca employee association and the Fisde health fund will also need to be set in July 2005. From an organizational point of view, the implementation of the Enel Ape Project and the transfer of the business from the ISO to Terna will also represent key issues in the year.
With regards to the regulation of strikes in essential public services, in 2005 the issue of the renewal of the 1991 agreement will be resumed before the Guarantee Commission to reach a new regulatory framework possibly on the basis of mutual agreement.
Negotiations with Trade Unions will continue in the Gas sector with regards to the closing of the Gas Fund whose ordinary social security benefits will be taken over by Ago, while additional social security benefits will be negotiated.

Headcount
The Group’s headcount at December 31, 2004 was 61,898.
The number of employees of the Group declines in the year by 2,872 due to the negative balance between terminations and hiring (representing a loss of 1,958 employees), and the decline of 914 employees due to changes in the scope of consolidation.
Terminations were primarily the result of early retirement incentives (about 73% of the total). At December 31, 2004, the number of employees of foreign subsidiaries was about 1,752.

Changes in the headcount on December 31, 2003 are summarized in the table that follows.

Balance at Dec. 31, 2003		64,770

Changes in the scope of consolidation:
- Acquisition of Sicilmetano	43
- Acquisition of Wisco	21
- Acquisition of Sithe (Enel North America)	7
- Acquisition of Ottogas	26
- Acquisition of Italgestioni	41
- Disposal of Aimeri	(856)
- Disposal of local distribution networks	(11)
- Disposal of Ctida	(10)
- Disposal of NewReal	(62)
- Disposal of business by Enel.NewHydro	(90)
- Disposal of business by Enel Rete Gas	(23)

		(914)

Hirings	1,256
Terminations of employment	(3,214)

		(1,958)

Balance at Dec. 31, 2004		61,898

Headcount by Division

	Employees	%	Employees	%

	at Dec. 31, 2004		at Dec. 31, 2003

Parent Company	590	1.0%	522	0.8%
Generation and Energy Management	10,828	17.5%	11,196	17.3%
Networks, Infrastructure and Sales	35,537	57.4%	36,826	56.9%
Transmission Networks	2,929	4.7%	2,837	4.4%
Telecommunications	8,188	13.2%	8,769	13.5%
Services and Other activities	3,826	6.2%	4,620	7.1%

Total	61,898	100.0%	64,770	100.0%

Corporate governance

Section I: governance structure

Foreword
The Company’s and Group’s corporate governance system continues to be in line with the principles contained in the Self-regulation Code of listed companies, with the recommendations expressed by the CONSOB on this issue and, in general, with international best practice.
This corporate governance system’s aim is essentially the creation of shareholder value, taking into account the social importance of the Group’s activities and the consequent need to adequately consider all interests involved in the carrying out of these activities.

Ownership structure
The capital stock of the Company is made up exclusively of registered ordinary shares fully paid up and entitled to full voting rights, both in Ordinary and Extraordinary Shareholders’ Meetings.
According to the entries in the stock register and the information available, no shareholder — with the exception of the Italian Ministry of the Economy, which owns 31.35% of the share capital, and the Cassa Depositi e Prestiti (a joint-stock company controlled by the aforesaid Ministry), which owns 10.25% of the share capital — owns more than 2% of the Company’s shares, nor, to the Company’s knowledge, do any agreements regarding Enel shares exist among its shareholders.
Both the Banca Monte dei Paschi di Siena group (during the last two months of 2004) and the Assicurazioni Generali group (during February and March 2005) have been temporarily in possession of a shareholding constituting slightly more than 2% of the Company’s capital.

Organizational structure
In compliance with current regulations applicable in Italy to companies with listed shares, the organizational structure of Enel includes:
•	a Board of Directors entrusted with the management of the Company;
•	a Board of Statutory Auditors responsible for (i) ensuring compliance with the law and the Company’s bylaws, in addition to the application of correct management principles in the carrying out of business, and (ii) checking the adequacy of the Company’s organizational structure, internal audit system and administration;
•	Shareholders’ Meetings, called to resolve — either in an Ordinary or an Extraordinary session — among other things on (i) the appointment and removal of members of the Board of Directors and of the Board of Statutory Auditors, as well as their compensation and responsibilities, (ii) the approval of the financial statements and the allocation of net income, (iii) the acquisition and sale of own shares, (iv) amendments to the Company’s by-laws, and (v) the issue of convertible bonds.

The external audit of the Company’s accounts is entrusted to a specialized firm registered with the CONSOB and expressly appointed, after the approval of the Board of Statutory Auditors, by a Shareholders’ Meeting.
Enel’s external auditor is entrusted with the same task at the other Group companies, except for Wind Telecomunicazioni S.p.A. and its subsidiaries, which use a different external auditor.
According to the provisions of the Group’s code of ethics, the external audit of the Company’s financial statements and of the consolidated financial statements is incompatible with the performance of consulting activities for any Group company and such incompatibility extends to the external auditor’s entire network.

*****

Section II: implementation of the provisions of the Self-regulatory Code of listed companies and additional information

Board of Directors
Role and powers
The Company’s Board of Directors plays a central role within the Company’s organization and is entrusted with the powers and the responsibility regarding strategic and organizational policies, as well as with verifying the existence of the controls necessary for monitoring the performance of the Company and the Group.
In such context, the Board of Directors, on the basis of the provisions of the law and specific resolutions of its own:
•	delegates and revokes the powers of the Chief Executive Officer, defining their content, limits and the procedures, if any, for exercising them. On the basis of the delegations in force, the Chief Executive Officer is vested with the broadest powers for the management of the Company, with the exception of those attributed otherwise by the law or the Company’s bylaws or reserved to the Board of Directors according to the resolutions of the latter and described below;
•	receives, together with the Board of Statutory Auditors, constant and exhaustive information from the Chief Executive Officer regarding the activities carried out in the exercise of his powers, which is summarized in a special quarterly report. In particular, with regard to all the most significant transactions carried out using the powers of his office (including atypical or unusual transactions or transactions with related parties whose approval is not reserved to the Board of Directors), the Chief Executive Officer reports to the Board on (i) the characteristics of the transactions, (ii) the parties concerned and any relation they might have with Group companies, (iii) the procedures for determining the considerations concerned, and (iv) the related effects on the income statement and the balance sheet;
•	determines, on the basis of the proposals formulated by the related Committee and having received the opinion of the Board of Statutory Auditors, the compensation of the Chief Executive Officer and of other Directors holding specific offices;
•	defines the general organizational structure of the Company and that of the Group, verifying their adequacy;
•	reviews and approves strategic, business and financial plans. In this context, the current division of powers within the Company specifically provides for the Board of Directors to resolve on the approval of:
—	the annual budget and the long-term plan (which include the aggregates of the annual budgets and long-term plans of Group companies);
—	strategic agreements, also determining — while respecting the autonomy of individual subsidiaries and upon proposal by the Chief Executive Officer — the strategic guidelines and appropriate directives for Group companies;
•	examines and approves transactions having a significant impact on the balance sheet, income statement or cash-flow statement, particularly in cases where they are carried out with related parties or otherwise characterized by a potential conflict of interest.
In particular, all financial transactions of a significant size — by which is meant those with a value of more than 25 million euros — must be approved beforehand (if they concern the Company) or evaluated (if they refer to Group companies) by the Board of Directors.
In addition, the acquisition and disposal of equity investments must be approved beforehand (if they are carried out directly by the Parent Company) or subjected to evaluation (if they concern Group companies and regard strategic agreements of particular importance) by the Board of Directors. Finally, the latter examines the proposed sales of assets deemed significant — by which is meant those with a value of more than 5 million euros — that Group companies plan to carry out;
•	provides for the exercise of voting rights at Shareholders’ Meetings of the companies directly controlled by the Parent Company, with particular reference to the approval of financial statements, the appointment of Directors and Statutory Auditors, amendments to the bylaws, and extraordinary transactions regarding Group companies;

•	evaluates the general management of the Company, with particular reference to conflicts of interest, using information received from the Chief Executive Officer and the Internal Audit Committee, and verifies periodically the achievement of the objectives set;
•	reports to the Shareholders at their Meetings.

Appointment, composition and term
Pursuant to the provisions of the Company’s bylaws, the Board of Directors consists of from three to nine members, appointed for a term not exceeding three accounting periods, who may be reappointed at the expiration of their term. To them may be added a non-voting director, whose appointment is reserved to the Italian government in virtue of the legislation regarding privatizations and a specific provision of the bylaws. To date, this power of appointment has not been exercised by the Italian government.
According to special legislation, Directors must possess the requisites of honorableness required of company representatives of financial intermediaries.
In compliance with legislation regulating privatizations, the bylaws also provide for the appointment of the entire Board of Directors to take place according to the “slate vote” mechanism, aimed at ensuring the presence on the Board of Directors of members appointed by minority shareholders amounting to one-fifth of the Directors to be elected. In the event this number is a fraction less than one, it is to be rounded up to the nearest integer.
Such electoral system provides that slates of candidates may be presented by the outgoing Board of Directors or by shareholders who, individually or together with other shareholders, represent at least 1% of the share capital. The slates are filed at the Company’s registered office and published in national newspapers sufficiently in advance of the date of the Shareholders’ Meeting concerned — 20 days in advance being the deadline if the slate is presented by the outgoing Board of Directors and 10 days if the slates are presented by shareholders — thus ensuring a transparent process for the appointment of the Board of Directors.
A report with exhaustive information regarding the personal and professional characteristics of the candidates — which, in compliance with the specific recommendation added to the Self-regulation Code of listed companies in July 2002 and beginning with the next appointment of a new Board of Directors, is to be accompanied by a statement of whether or not the latter qualify as independent — is to be filed at the Company’s registered office at the same time as the slates, as well as published immediately on the Company’s web site, as noted specifically in the notice of the Shareholders’ Meeting.
The Board of Directors deems that it can defer the creation within itself of a special nominations committee since there is currently no evidence that it is difficult for the shareholders to find adequate candidates, so as to achieve a composition of the Board of Directors corresponding to the recommendations of the Self-regulatory Code of listed companies.
As resolved by the ordinary Shareholders’ Meeting of May 24, 2002, the incumbent Board of Directors consists of seven members, whose term expires when the financial statements for 2004 are approved. As a result of the appointments made at the aforesaid Shareholders’ Meeting, the Board thus currently consists of the following members, whose professional profiles are summarized below, together with the specification of the slate on which each was nominated.

•	Piero Gnudi, 66, Chairman (designated on the slate presented by the Ministry of the Economy and Finance).

A graduate in economics and commerce (1962) of the University of Bologna and proprietor of an accounting firm located in Bologna, he has served on the board of directors and board of statutory auditors of numerous important Italian companies, including STET, ENI, Enichem, and Credito Italiano. In 1995 he was appointed economic advisor to the Minister of Industry. Since 1994, he has been on the board of directors of IRI, where he has also held the positions of supervisor of privatizations (1997) and chairman and chief executive officer (1999); later, from 2000 to 2002, he served as chairman of the IRI liquidation committee. A member of the executive of Confindustria, the steering committee of Assonime (an association of Italian corporations), the executive committee of the Aspen Institute, he currently also holds the positions of chairman of Emittenti Titoli, vice-chairman of Unicredit Banca d’Impresa, director of Unicredito Italiano, and government commissioner of the Fochi Group, which is under special management. He has been Chairman of the Board of Directors of Enel since May 2002, and also holds the office of Chairman of several Enel Group companies (including Wind Telecomunicazioni).

•	Paolo Scaroni, 58, Chief Executive Officer and General Manager (designated on the slate presented by the Ministry of the Economy and Finance).

A graduate in economics and commerce (1969) of the Bocconi University in Milan, after earning a master’s degree in business administration from Columbia University in New York and working as a consultant at McKinsey, in 1973 he joined the Saint Gobain Group. There he held a number of executive positions in Italy and abroad before being appointed in 1984 head of the Flat Glass Division at the main office in Paris and thus taking charge of all of the Saint Gobain Group’s activities in this industry worldwide. From 1985 to 1996 he worked at Techint, serving as vice-chairman and chief executive officer and managing the privatization of SIV, Italimpianti and Dalmine for the company. In 1996 he joined Pilkington, holding until May 2002 the position of chief executive officer of the parent company, located in Great Britain. Among his current positions outside the Enel Group, in Italy are those of member of the board of directors of “Il Sole 24 Ore” and Marzotto, member of the executive committee of Confindustria and president of Unindustria Venezia, while abroad he is a member of the supervisory board of ABN Amro Bank and of the board of directors of Alliance UniChem, as well as member of the board of the Business School at Columbia University in New York. He has been Enel’s Chief Executive Officer and General Manager since May 2002.

•	Mauro Miccio, 49, Director (designated on the slate presented by the Ministry of the Economy and Finance).
After earning a law degree in 1979 and an experience as assistant lecturer in Commercial Law at the University of Rome “La Sapienza”, he began his professional career in the Abete publishing group (1981) and then served on the board of directors of Ente Cinema (now Cinecitta’ Holding) from November 1993 to November 1996 and of RAI from July 1994 to July 1996. A former president of the FERPI (Public Relations Federation) and chairman of Cinecittà Multiplex, he was also a director of A.S. Roma entrusted with communication from 1997 to 2000, president of Rugby Roma from 1999 to 2000 (becoming in 2001 president of the National Rugby League), and chief executive officer of Agenzia della Moda from 1998 to 2001. A director of Acea from 2000 to 2002, he is currently chief executive office of Eur S.p.A., a member of the steering and executive committees of the Unione Industriali of Rome and Latium and vice-president of the Piccola Industria association. He is also president of the ICI (Corporate Communication Interassociation). A lecturer in subjects regarding communication at the Universities of Catania and “Roma Tre”, he collaborates with the most important universities in this field and contributes to several periodicals as an expert in communication and marketing. He has been a Director of Enel since May 2002.

•	Franco Morganti, 73, Director (designated on the slate presented by institutional investors).
After graduating in engineering from the Polytechnic Institute of Milan in 1956, he began his career at Olivetti and SGS (now ST Microelectronics) and subsequently went into business on his own. Since 1974 he has provided strategic consulting services in the field of telecommunications, in both the public and private sectors. A director of STET from 1981 to 1984 and operating vice-chairman of Databank Consulting until 1999, from February 2000 to March 2001 he was Logica Consulting’s international director for Southern Europe. Called on to head a task force set up with the Presidency of the Council of Ministers in 1981-82 on the reorganization of Italian telecommunications and author of several publications, he was also an advisor to the Communications Supervisory Authority from 1998 to 2000. A Director of Enel since

December 1999, he is currently also a director of the subsidiary Wind Telecomunicazioni, as well as president of the ANFOV (association of multimedia convergence companies) and vice-president of the International Institute of Communications in London.

•	Fernando Napolitano, 40, Director (designated on the slate presented by the Ministry of the Economy and Finance).
A graduate in economics and commerce (1987) of the University of Naples, he completed his studies in the United States, earning at first a master’s degree in management at Brooklyn Polytechnic University and later attending the advanced management program at Harvard Business School. He began his career by working in the marketing division of Laben (Finmeccanica Group) and then that of Procter & Gamble Italia; in 1990 he joined the Italian office of Booz Allen Hamilton, a management and technology consulting firm, where he was appointed partner and vice-president in 1998. Within this office he was in charge of developing activities in the fields of telecommunications, media, and aerospace, while also gaining experience in Europe, the United States, Asia and the Middle East. He is currently head of Booz Allen Hamilton’s activities in Italy and also carries out assignments with an international scope. Since November 2001 he has served on the committee for surface digital television instituted by the Communications Ministry and since July 2002 has been director of the Italian Center for Aerospace Research. He has been a Director of Enel since May 2002.

•	Francesco Taranto, 64, Director (designated on the slate presented by institutional investors).
He began his career in 1959 in the office of a stockbroker in Milan and subsequently (from 1965 to 1982) worked at the Banco di Napoli, where he eventually became head of the marketable securities service. He then held numerous executive positions in the mutual funds industry, where he was first in charge of investment management at Eurogest (from 1982 to 1984) and then general manager of Interbancaria Gestioni (from 1984 to 1987). After that he worked for the Prime group (from 1987 to 2000), serving for a long time as chief executive officer of the parent company. He has also been a director of Assogestioni and a member of the committee for the corporate governance of listed companies sponsored by Borsa Italiana. A Director of Enel since October 2000, he currently holds the same office at the subsidiary Wind Telecomunicazioni, as well as Banca Carige, Pioneer Global Asset Management (part of the Unicredito Group) and Kedrios.

•	Gianfranco Tosi, 57, Director (designated on the slate presented by the Ministry of the Economy and Finance).

A graduate in mechanical engineering (1971) of the Polytechnic Institute of Milan, since 1972 he has held a number of positions at the same institute, becoming professor of iron metallurgy in 1982 and from 1992 also giving the course on the technology of metal materials (together with the same position at the University of Lecco). The author of many publications, he has been extensively involved in scientific activities. A member of the board of directors of several companies and consortia, he has also held positions in associations, including the vice-presidency of the Gruppo Giovani Federlombarda (with duties as regional delegate on the Comitato Centrale Giovani Imprenditori instituted within the Confindustria) and the office of member of the executive committee of the Unione Imprenditori of the Province of Varese. From December 1993 to May 2002 he was mayor of the city of Busto Arsizio. He has been a Director of Enel since May 2002.

All Directors dedicate the time necessary for the fruitful performance of their duties — considering, among other things, the positions they hold outside the Enel Group — since they are well aware of the responsibilities connected with their position. They are kept constantly informed by the corporate departments concerned of the main legislative and regulatory changes regarding the Company and the discharge of their duties.
Directors perform their duties with full knowledge of the facts and in complete autonomy, pursuing the objective of creating value for shareholders.

Board Meetings and role of the Chairman
In 2004 the Board of Directors held 21 meetings, which lasted an average of about 3 hours. Director participation was regular and the meetings were also attended by the Board of Statutory Auditors and by the magistrate representing the Court of Accounts. For 2005, 17 Board meetings have already been scheduled.
The activities of the Board of Directors are coordinated by the Chairman, who calls its meetings, establishes their agenda, and presides over them, ensuring that — except in cases of urgency and necessity — the necessary documents and information are provided to the Board’s members in time for the Board to express its informed opinion on the matters under examination. He also ascertains whether the Board’s resolutions are implemented, chairs Shareholders’ Meetings and — like the Chief Executive Officer — is empowered to represent the Company legally.
According to a Board resolution of December 2002, the Chairman is also entrusted with the duties of (i) participating in the formulation of corporate strategies in agreement with the Chief Executive Officer, the powers granted the latter by the Board of Directors being understood, as well as (ii) overseeing auditing in accordance with the Chief Executive Officer, with the internal auditing department remaining under the latter. In this regard, however, it is provided that decisions concerning the appointment and revocation of the head and top executives of the aforesaid department be made jointly by the Chairman and the Chief Executive Officer.

Evaluation of the functioning of the Board of Directors
In 2004 the Board of Directors entrusted a company specialized in the field with the task of carrying out a board review, in line with the most advanced international corporate governance practices.
Conducted on the basis of a questionnaire filled out by each Director, followed by individual interviews, the study focused on numerous aspects regarding the functioning of the Board of Directors, such as: (i) its structure, composition, and responsibilities; (ii) the proceedings of Board meetings, the related information flows, and the decision-making processes adopted; (iii) the term of office and independence of the individual Directors; (iv) the functioning of the committees set up within the Board of Directors; (v) the strategies adopted and performance goals established; (vi) the relations between the Board and the Company’s management, shareholders, and stakeholders; (vii) the corporate organizational structure, the succession plans adopted, and the policies regarding the remuneration of executives.
Among the most positive aspects that the study revealed are, above all, the atmosphere of great cohesiveness within the Board of Directors and the remarkable degree of independence with which the individual Directors carry out their duties, including their work on the committees. It also showed that the Board’s decision-making process is characterized by concreteness, promptness, and agreement and that it is supported by information flows that those concerned consider prompt and effective. In addition, the study found that the individual Directors evaluate very positively their easy access to the Chairman and the Chief Executive Officer, consider management of the relations with shareholders and stakeholders to be appropriate, and judge the short- and medium-term operative and performance goals to be clearly identified.
Among the matters susceptible of improvement, the study identified the need for the Board of Directors to analyze the long-term strategies in greater depth. In order to meet this need, in November 2004 there was a meeting of the top management dedicated to the issue, after which a supplementary board review was conducted, which concluded with a highly positive judgment of the results achieved by that initiative.

Non-executive Directors
The Board of Directors is made up mainly of non-executive members (not holding operating and/or executive positions in the Company), so as to ensure, through their number and authority, that their opinions carry significant weight in the Board’s decision-making process.
Non-executive Directors contribute their specific expertise to Board discussions, thus facilitating the examination of the issues under discussion from different points of view and the consequent adoption of resolutions that are fully informed, carefully considered and in line with the interests of the Company.
With the exception of the Chief Executive Officer, the other six members of the Board of Directors (Piero Gnudi, Mauro Miccio, Franco Morganti, Fernando Napolitano, Francesco Taranto and Gianfranco Tosi) are all to be considered non-executive.
It should be noted in this regard, in effect, that the Chairman does not hold an executive position, because, important as they are, the aforesaid corporate functions — connected both with the role of ensuring proper corporate governance in the Board of Directors entrusted to him by the provisions of the bylaws and with the duties regarding the formulation of corporate strategies and supervision of auditing assigned him by the Board itself — do not take the form of specific managerial powers.

Independent Directors
On the basis of the information provided by the individuals concerned and implementing the amendments made to the Self-regulation Code of listed companies, in December 2002, March 2004, and March 2005 the Board of Directors attested that all the non-executive Directors possessed the requisite of independence.
Specifically, Directors qualify as independent who:
i.	do not (directly, indirectly or on behalf of third parties) have, nor have recently had, financial relations with the Company, its subsidiaries, its executive Director or the controlling shareholder of such importance as to influence their independence of judgment;
ii.	do not hold (directly, indirectly or on behalf of third parties) an amount of shares in the Company that would allow them to exercise control or considerable influence over it, even through shareholders’ agreements;
iii.	are not part of the immediate family of the executive Director or of individuals who are in the situations described in points (i) and (ii) above.

Even though independent judgment characterizes the activity of all the Directors, whether executive or not, the presence of Directors who qualify as “independent” according to the above definition - whose role on both the Board of Directors and its Committees is significant — is deemed a suitable means of ensuring an adequate balance of the interests of all the shareholders.

Committees
Compensation Committee
As early as January 2000 a special Compensation Committee was formed within the Board of Directors, with the task of making proposals to the Board concerning (i) the compensation of the Chief Executive Officer and the other Directors holding specific offices, as well as (ii) the determination of the compensation criteria for top Company and Group executives, on the basis of directions provided by the Chief Executive Officer.
The Committee is currently made up of Francesco Taranto (acting as coordinator), Mauro Miccio and Fernando Napolitano, all of whom are non-executive, independent Directors.
In 2004 the Committee held 20 meetings — which were regularly attended by its members and lasted an average of 1 hour and 15 minutes — and called on external advisors at the Company’s expense.
As part of its duties, the Compensation Committee plays a central role in the implementation of special Stock-option Plans addressed to executives and conceived as instruments for providing incentives to Group executives and strengthening their loyalty, as well as attracting and motivating human resources with adequate ability and experience and further developing their sense of belonging to the Group and ensuring their constant, enduring effort to create value. The 2004 Stock-option Plan — approved by the Board of Directors as proposed by the Compensation Committee — also had among its beneficiaries the Chief Executive Officer in his capacity as General Manager. During 2004 the Compensation Committee — in addition to elaborating the content of the Stock-option Plan for that year — worked on (i) establishing the applicative aspects of the variable component of the compensation of the Chairman and the Chief Executive Officer, identifying in particular the annual economic and managerial objectives to assign them, as well as (ii) updating the Chief Executive Officer’s compensation in order to ensure that it is in line the conditions found on the market for similar positions. The Committee also analyzed the remuneration policies and methods of evaluation regarding the management of the Company and the Group, further examining the ways in which the Company could adopt a long-term incentive plan as an alternative or supplement to the Stock-option Plans.

Internal Audit Committee
As early as January 2000 a special Internal Audit Committee was also formed within the Board of Directors to advise and make proposals, with the following specific duties, as updated in December 2002 in order to incorporate the amendments of the Self-regulatory Code of listed companies:
•	to assist the Board of Directors in establishing the guidelines for the internal audit system and in periodically checking the adequacy and the actual functioning of the latter;
•	to evaluate the audit working plan drawn up by the executive in charge of internal auditing and receive his periodic reports;
•	to evaluate, together with the administrative heads of the Company and the external auditor, the adequacy of the accounting standards used and their uniformity for the purpose of preparing the consolidated financial statements;
•	to evaluate the proposals made by external auditors applying for appointment, as well as the audit plan prepared for the external audit and the results contained in the external auditor’s letter and report;
•	to report periodically to the Board of Directors on the work performed and the adequacy of internal audit system;
•	to perform any other task delegated by the Board of Directors, in particular concerning relations with the external auditor.

The Internal Audit Committee is currently made up of Piero Gnudi (acting as coordinator), Franco Morganti and Gianfranco Tosi, all of whom are non-executive, independent Directors.
In 2004 the Committee held 10 meetings, which were regularly attended by its members and lasted an average of 1 hour and 30 minutes. The Chairman of the Board of Statutory Auditors participated in the Committee meetings in consideration of the specific duties regarding the supervision of the internal audit system entrusted to the Board of Statutory Auditors by the current legislation on listed companies.
During 2004 the Internal Audit Committee concentrated on evaluating (i) the working plans prepared by both the executive in charge of internal auditing and the external auditor, as well as (ii) the results of the auditing carried out during the year and (iii) the letter containing the external auditor’s suggestions regarding the financial year concerned. The Committee also examined both the procedures for adopting international accounting standards within the Company and several supplementary auditing tasks regarding the Group to assign to the independent auditor, exercising its supervision of the updating of the Code of Ethics and the preparation of the Sustainability Report.

Board of Statutory Auditors
According to the provisions of the Company’s bylaws, the Board of Statutory Auditors consists of three regular Auditors and two alternates, who are appointed for a period of three years and may be re-elected when their term expires.
All the members of the Board of Statutory Auditors must possess the requisites of honorableness and professionalism required by special legislation of the statutory auditors of companies with listed shares, as supplemented by special provisions of the bylaws. Furthermore, according to the bylaws, they may not hold the office of regular statutory auditor in more than four companies not controlled by Enel that issue securities listed on regulated markets.
As in its provisions for the Board of Directors, the bylaws provide that the appointment of the entire Board of Statutory Auditors take place according to the slate-vote mechanism, which aims to ensure the presence on the Board of Statutory Auditors of a regular Auditor and an alternate Auditor designated by minority shareholders.
This electoral system provides that slates of candidates may be presented by shareholders who, alone or together with other shareholders, represent at least 1% of the share capital. The slates must be filed at the Company’s registered office and published in daily newspapers with nationwide circulation at least 10 days before the date of the shareholders’ meeting. In order to ensure a transparent procedure for the appointment of the Board of Statutory Auditors, exhaustive information about the personal and professional characteristics of the candidates must be filed at the Company’s registered office at the same time as the slates, as well as published immediately on the Company’s web site, according to a specific note contained in the notice of the meeting.
Having been appointed by the ordinary Shareholders’ Meeting of May 21, 2004, the incumbent Board of Statutory Auditors has a term that will expire when the financial statements for 2006 are approved. According to the appointments made at the aforesaid Shareholders’ Meeting, the Board of Statutory Auditors thus currently consists of the following regular members, for each of whom a brief professional profile and the indication of the slate on which he ran for office are provided.

•	Angelo Provasoli, 62, Chairman (designated on the slate presented by the Ministry of the Economy and Finance).

A graduate in economics and commerce of Bocconi University in Milan, since 1975 he has been a professor of business economics. He first taught at the Universities of Catania and Bergamo, and since 1983 he has held the professorship of “Business Methodologies and Quantitative Determinations” at Bocconi University. He is currently the president of the same University (with effect from November 2004), as well as the head of several of its research centers and director of the Institute of Administration,

Finance and Control. A certified public accountant, he also works as a business consultant and has been a member of boards of directors and boards of statutory auditors of several companies, listed and not listed, both in Italy and abroad. The author of numerous publications and former editor (from 1975 to 2003) of the journal “Rivista dei Dottori Commercialisti”, he is currently an ordinary member of the “Accademia Nazionale di Economia Aziendale” (national academy of business economics) and chairman of the executive committee of the “Organismo Italiano di Contabilità” (the Italian standard setter on accounting principles). Chairman of Enel’s board of statutory auditors since May 2004, in March 2005 he resigned from the office (as from the date of the approval of Enel’s 2004 financial statements) in consideration of the intense activity deriving from his appointment as president of the Bocconi University.

•	Carlo Conte, 57, regular Auditor (designated on the slate presented by the Ministry of the Economy and Finance).

After graduating in economics and commerce at “La Sapienza” University in Rome he has remained active in the academic world. He has taught at the University of Chieti (1988-1989) and the LUISS Guido Carli in Rome (1989-1995) and currently teaches governmental accounting at the Civil Service School and the School of Management at the LUISS, as well as administration and governmental accounting at Bocconi University in Milan. A certified public accountant, he is also the author of a number of publications. In 1967 he started his career in the Civil Service at the Government Accounting Office, becoming a General Manager in 2002. He currently represents the Office on a number of commissions and committees and in various research and work groups, as well as representing Italy on several committees of OECD. He has also been and still is a statutory auditor in a number of bodies, institutions, and companies. A member of Enel’s board of statutory auditors since May 2004.

•	Franco Fontana, 61, regular Auditor (designated on the slate presented by institutional investors).

An auditor and professor of economics and business management, since 1973, he has taught at a number of Italian universities and has been the Dean of the Department of Economics at the Guido Carli LUISS University since 1995. He has been Director of the School of Management of the aforesaid University since 1994. He has served furthermore as a member of several commissions for the reorganization of the Civil Service (Ministry of the Postal Service and Telecommunications, Ministry of Finance, Ministry of Industry and Ministry of Health). From 1994 to 1997 he was Chairman of the Cassa di Risparmio of the Province of L’Aquila. A member of Enel’s Board of Statutory

Auditors since 2001, he is the author of numerous publications on the subjects of business management and organization.

In 2004 the Board of Statutory Auditors held 19 meetings, which lasted an average of about 2 hours and were regularly attended by the regular Auditors. A magistrate representing the Court of Accounts was also present at the meetings.

Internal audit system
With regard to internal auditing, several years ago the Group adopted a special system aimed at (i) checking the adequacy of Group procedures with regard to effectiveness, efficiency and costs, (ii) ensuring the reliability and correctness of accounting records, as well as the safeguard of Company and Group assets, and (iii) ensuring that operations comply with internal and external regulations, as well as with corporate directives and guidelines for sound and efficient management.
The internal audit system of the Group is divided into two distinct areas of activity:
•	“line auditing”, made up by the whole of auditing activities that individual operating units or Group companies carry out on their own processes. Such auditing activities are primarily the responsibility of operating executives and are considered an integral part of every corporate process;
•	“internal auditing”, entrusted to the Company’s related department, is aimed essentially at the identification and containment of corporate risk of any nature. Such objective is pursued through the monitoring of line auditing, both in terms of the adequacy of the audits themselves and of the results actually achieved by their application. This audit activity is therefore applied to all corporate processes of the Company and of Group companies. The personnel in charge of said processes is responsible for indicating both the corrective actions deemed necessary and to carrying out follow-up actions aimed at checking the results of the measures suggested.

Responsibility for the internal audit system is entrusted to the Board of Directors, which — with the assistance of the Internal Audit Committee — establishes its guidelines and periodically reviews its adequacy and actual functioning, assuring itself that the Company’s main risks are spotted and managed appropriately.
It is the duty of the Chief Executive Officer to implement the guidelines established by the Board of Directors by planning, managing and monitoring the internal audit system. He appoints the executive in charge of the latter in agreement with the Chairman and ensures that the appropriate means are available for carrying out the activities concerned.
The executive in charge of internal auditing (i.e., the head of the Company’s internal auditing department) does not report to any of the operating division heads,

coordinates the departments responsible for internal auditing in Group companies, and reports regularly on his actions to the Chief Executive Officer and the Chairman, as well as every six months (except when circumstances require a more timely report) to the Internal Audit Committee and the Board of Statutory Auditors.

Transactions with related parties
Within the Company and the Group, the conditions have been established for ensuring that transactions with related parties are carried out according to criteria of procedural and substantive fairness.
With regard to procedural fairness, in the presence of transactions with related parties it is provided that Directors who have an interest (even potential or indirect) in the transaction:
•	promptly inform the Board of Directors about the existence of such interest, specifying its nature, terms, origin and significance.
•	leave the Board meeting when the matter is discussed if such action does not leave the Board without a quorum.

Furthermore, in such cases Board resolutions must adequately explain the reasons for and advantageousness of the transaction.
With regard to substantive fairness, in order to ensure the equity of the conditions agreed upon in transactions with related parties and in the event it is required by the nature, value or other characteristics of a given transaction, it is provided that the Board of Directors avail itself of the assistance of independent experts to value the assets concerned by the transaction and to provide financial, legal or technical advice.

Handling of confidential information
As early as February 2000 the Company’s Board of Directors approved special rules for the management and handling of confidential information, which also contain the procedures to be applied for the external circulation of documents and information concerning the Company and the Group, with particular reference to price-sensitive information. The Company’s Directors and Statutory Auditors are obliged to comply with the provisions contained in such rules and in any case to maintain the confidentiality of the documents and information acquired in carrying out their duties.
The rules are aimed at keeping confidential information secret, while ensuring at the same time that the information made available to the market regarding Company and Group data is correct, complete, adequate, timely and non-selective.
The rules assign to Enel’s Chief Executive Officer and the chief executive officers of the Group companies the responsibility of managing the confidential information concerning their respective spheres of competence, establishing that the divulging of confidential information regarding individual subsidiaries must in any case be agreed upon with the Parent Company’s Chief Executive Officer.
The rules also establish specific procedures to be followed in circulating outside the Group documents and information regarding the Company and the Group — dwelling in particular upon divulging price-sensitive information — and carefully regulate the ways in which Company and Group executives enter into contact with the press and other mass media (or financial analysts and institutional investors).
Taking into account the provisions recently introduced in the U.S.A. by the Sarbanes-Oxley Act — which apply to the Company in consequence of its listing on the New York Stock Exchange — in June 2003 the Board of Directors also formalized in a special document (called “Disclosure Controls and Procedures”) the practices and procedures applied within the Group with regard to corporate information with the aim of ensuring the transparency, promptness and completeness of the documentation produced by Enel in the United States of America according to the local laws applicable to listed companies.
Complying with the regulatory provisions established by Borsa Italiana S.p.A., in December 2002 the Board of Directors also approved the Group’s internal dealing code, which it slightly amended in March 2004.
As from January 1, 2003 the aforesaid provisions impose on companies with listed shares an obligation towards the market of transparency about important transactions of financial instruments of the companies themselves or of their subsidiaries carried out by persons who have important decision-making powers within such companies and have access to price-sensitive information (hereinafter “important persons”).
With regard to the reference regulations set forth by Borsa Italiana, the Group’s internal dealing code is characterized by the following defining elements, which are deemed appropriate for raising its content to a high qualitative level:
•	application of the obligations of transparency regarding internal dealing to about 30 important persons in the Group (in addition to the Directors, the regular Statutory Auditors and the General Manager of the Parent Company). In order to ensure sufficient flexibility to the category of important persons, furthermore, it is provided that the aforesaid obligations of transparency may be extended to other persons, the identification of whom is entrusted individually to the Chairman and the Chief Executive Officer of the Parent Company;
•	halving of the threshold value of the transactions of which the market must be informed quarterly (from 50,000 to 25,000 euros) or immediately after they have been carried out (from 250,000 to 125,000 euros);
•	application of the obligations of transparency also to the exercise of stock-options or pre-emptive rights by important persons;

•	prohibition for important persons to carry out transactions (other than those regarding pre-emptive rights) during the 30 days preceding the approval of the proposed financial statements of Enel SpA and the half-year report by the latter’s Board of Directors. It is also provided that the aforesaid Board may identify additional blocking periods during the year in conjunction with particular events;
•	establishment of an adequate penalty system for important persons who violate the provisions of the internal dealing code.

Relations with institutional investors and shareholders in general
Ever since the listing of its shares on the stock market, the Company has deemed it appropriate for its own specific interest — as well as its duty with respect to the market — to establish an ongoing dialogue, based on mutual understanding of their respective roles, with its shareholders in general as well as with institutional investors. Such dialogue, in any case, was to take place in accordance with both the procedure for circulating externally documents and information regarding the Company and the Group and the principles contained in the “Guide for Information to the Market”.
In this regard, in consideration of the size of the Group, among other things, it was deemed that such dialogue could be facilitated by the creation of dedicated corporate units.
The Company therefore created (i) an investor-relations unit, which is currently a part of its Administration, Finance and Control Department, and (ii) a unit within its Corporate Affairs Department in charge of communicating with shareholders in general. It was also decided to further facilitate communication with investors through the creation of a special section of the Company’s website (www.enel.it, investor relations section), providing both financial information (financial statements, half-year and quarterly reports, presentations to the financial community, analysts’ estimates and information on trading of the securities issued by the Company), and up-to-date data and documents of interest to shareholders in general (press releases, the members of Enel’s Boards, the Company’s bylaws and shareholders’-meeting regulations, minutes of shareholders’ meetings, information and documents regarding corporate governance, the code of ethics, and the compliance program pursuant to legislative decree n. 231/2001, as well as a general chart of the organization of the Group).

Shareholders’ Meetings
The suggestion contained in the Self-regulatory Code to consider shareholders’ meetings privileged occasions for establishing a profitable dialogue between a company’s shareholders and its board of directors (even considering the availability of a number of different communication channels between listed companies and shareholders, institutional investors and the market) was carefully evaluated and fully accepted by the Company, which — in addition to ensuring the regular attendance of its Directors at Shareholders’ Meetings — deemed it advisable to adopt specific measures to adequately enhance the latter.
In effect, in line with the recommendations of the special legislation regarding listed companies, a specific provision was inserted in Enel’s bylaws aimed at facilitating the collection of vote proxies from shareholders who are Group employees, thus favoring their involvement in the decision-making processes of Shareholders’ Meetings.
Furthermore, in September 1999, and thus with the listing of its shares imminent, the Company adopted special regulations to ensure the orderly and efficient conduct of Shareholders’ Meetings through the detailed regulation of their different phases, while respecting the fundamental right of each shareholder to request clarification of the different matters under discussion, to express his or her opinion, and to make proposals.
Even though they do not constitute provisions of the bylaws, these regulations must be approved by an Ordinary Shareholders’ Meeting, as specifically stated in the bylaws. During 2001 their content was updated in order to ensure that they correspond to the most advanced models for listed companies expressly drawn up by several professional associations (Assonime and ABI).

Code of Ethics
Awareness of the social and environmental effects that accompany the activities carried out by the Group and in consideration of the importance of both a cooperative approach with stakeholders and the good name of the Group itself (in both internal and external relations) inspired the preparation of the Enel Group’s code of ethics, which was approved by the Company’s Board of Directors in March 2002 and updated in March 2004.
This code expresses the commitments and ethical responsibilities involved in the conduct of business, regulating and harmonizing corporate behavior according to standards requiring maximum transparency and fairness with respect to all stakeholders. Specifically, the code of ethics consists of:
•	general principles regarding relations with stakeholders, which abstractly define the reference values guiding the Group in the carrying out of its activities. Among the aforesaid principles, specific mention should be made of the following: honesty, impartiality, confidentiality, shareholder value, the value of human resources, the transparency and completeness of information, service quality, and the protection of the environment;
•	criteria of behavior towards each class of stakeholders, which specify the guidelines and rules that Enel’s officers and employees must follow in order to ensure observance of the general principles and prevent the risk of unethical behavior;

•	implementation mechanisms, which describe the control system devised to ensure observance of the code of ethics and its continual improvement.
Taking into account the obligations under the Sarbanes-Oxley Act of companies with shares listed in the United States of America, in June 2004 the Board of Directors also approved an additional specific code of ethical principles regarding financial matters, which applies specifically to the Company’s Chief Executive Officer, Chief Financial Officer, head of administration, and head of management control.
In accordance with the requirements of US law, the code concerned consists of a series of rules aimed at reasonably preventing illegal behavior, as well as promoting:
•	honest and transparent financial management, which gives due consideration to conflicts of interests;
•	fair, comprehensible, complete, exact and prompt information in the documents sent to the authorities supervising financial markets and in all other public notices;
•	compliance with government rules and regulations;
•	the establishment of internal procedures aimed at ensuring that any violations of the provisions of the code are promptly communicated to the persons designated therein;
•	adequate public transparency regarding observance of the provisions of the code.

Compliance Program
In July 2002 the Company launched a compliance program corresponding to the requirements of legislative decree n. 231 of June 8, 2001, which introduced into the Italian legal system a regime of administrative (but in fact criminal) liability with respect to companies for several kinds of crimes committed by their directors, executives or employees in the interest or to the benefit of the companies themselves.
The content of the aforesaid program is consistent with the provisions of the guidelines on the subject established by industry associations and with the best practice in the United States and represents another step towards strictness, transparency and a sense of responsibility in internal relations and those with the external world. At the same time, it offers shareholders adequate insurance of efficient and fair management.
The program in question consists of a “general part” (in which are described, among other things, the content of legislative decree n. 231/2001, the objectives of the program and how it works, the duties of the internal control body responsible for supervising the functioning and observance of the program, the information flows, and the penalty regime) and separate “special parts” concerning the different kinds of crimes provided for by legislative decree n. 231/2001. The “special parts” regarding crimes against the Civil Service and corporate crimes have been completed.

*****

Attached below are three tables that summarize some of the most significant information contained in the second section of the document.

TABLE 1: Structure of Enel’s Board of Directors and Committees

Board of Directors							Internal Audit		Compensation		Nomination	Executive
							Committee		Committee		Committee	Committee
						Number of
			Non-			other offices
Office	Members	Executive	executive	Independent	****	**	***	****	***	****	*** ****	*** ****

Chairman	Gnudi Piero		X	X	100%	4	X	100%
Chief Executive Officer/General Manager	Scaroni Paolo	X			100%	4
Director	Miccio Mauro		X	X	95%	1			X	95%
Director	Morganti Franco (*)		X	X	100%	1	X	100%			Non existent	Non existent
Director	Napolitano Fernando		X	X	95%	2			X	95%
Director	Taranto Francesco (*)		X	X	95%	4			X	100%
Director	Tosi Gianfranco		X	X	100%	—	X	100%

Quorum required for the presentation of slates for the appointment of the Board of Directors: 1% of the share capital.
Number of meetings held in 2004: Board of Directors: 21; Internal Audit Committee: 10; Compensation Committee: 20; Nomination Committee: N.A.; Executive Committee: N.A.

NOTES:

*	The presence of an asterisk indicates that the director was designated by slates presented by minority shareholders.
**	This column shows the number of financial, banking, insurance or large companies or ones that are listed on regulated markets, including foreign ones, in which the person concerned serves as director or statutory auditor.
***	In these columns, an “x” indicates the committees of which each director is a member.
****	These columns show the percentages of the meetings of, respectively, the board of directors and the committees attended by each director. All absences were appropriately explained.

TABLE 2: Enel’s Board of Statutory Auditors

		Percentage of Board	Number of other
	Members	meetings attended	offices**

Chairman	De Leo Bruno (***)	100%	—
Chairman	Provasoli Angelo (****)	100%	—
Regular Auditor	Conte Carlo (****)	100%	—
Regular Auditor	Fontana Franco (*)	100%	—
Regular Auditor	Minervini Gustavo (***)	100%	1
Alternate Auditor	Bilotti Francesco (***)	N.A.	—
Alternate Auditor	Giordano Giancarlo (****)	N.A.	—
Alternate Auditor	Sbordoni Paolo (*) (****)	N.A.	—
Alternate Auditor	Ulissi Roberto (***)	N.A.	1

Quorum required for the presentation of slates for the appointment of the board of statutory auditors: 1% of the share capital.
Number of meetings held in 2004: 19

NOTES:

*	The presence of an asterisk indicates that the statutory auditor was designated by a slate presented by minority shareholders.
**	This column shows the number of other companies listed on regulated italian markets in which the person concerned serves as director or statutory auditor.
***	Term expires in may 2004.
****	Term begins in may 2004.

TABLE 3: Other provisions of the Self-regulatory Code

Summary of the reasons for any non compliance
	YES	NO	with the recommendations of the code

Delegation system and transactions with related parties

Has the board of directors delegated powers and established:	X

a) Their limits	X

b) How they are to be exercised	X

c) How often it is to be informed?	X

Has the board of directors reserved the power to examine and approve transactions having a significant impact on the balance sheet, income statement or cash-flow statement (including transactions with related parties)?
X

Has the board established the guidelines and criteria for identifying “significant” transactions?	X

Are the aforesaid guidelines and criteria described in the report?	X

Has the Board of Directors established special procedures for the examination and approval of transactions with related parties?	X

Are the procedures for approving transactions with related parties described in the report?	X

Procedures of the most recent appointments of directors and statutory auditors

Were the candidacies for the office of director filed at least ten days beforehand?	X

Were the candidacies for the office of director accompanied by exhaustive information?	X

Were the candidacies for the office of director accompanied by statements as to whether or not they qualified as independent?		X	The current members of the Board of Directors were appointed before such recommendation was added to the code

Were the candidacies for the office of statutory auditor filed at least ten days beforehand?	X

Were the candidacies for the office of statutory auditor accompanied by exhaustive information?	X

Shareholders’ Meetings

Has the company approved rules for shareholders’ meetings?	X

Are the rules attached to the report or is it stated where they can be obtained/downloaded?	X

Internal audit

Has the company appointed the person in charge of internal auditing?	X

Is the person in charge hierarchically independent of heads of operating areas?	X

Organizational position of the person in charge of internal auditing	Head of the internal auditing department

Investor relations

Has the company appointed a head of investor relations?	X

Organizational unit of the head of investor relations and related contact information	•	Relations with institutional investors: investor relations — viale regina margherita, 137 — 00198 rome, italy — tel. ++39.06.83053437 — fax ++39.06.83053771 — e-mail: investor.relations@enel.it
	•	Relations with retail shareholders: department of corporate affairs — viale regina margherita, 137 — 00198 rome, italy — tel. ++39.06.83052081 — fax ++39.06.83052129 — e-mail: azionisti.retail@enel.it

Environment

The growing importance of environmental issues in the decision-making process of the Group led to the integration of industrial policies and energy efficiency objectives in seeking a diversification of energy sources. These choices contribute to accelerate the progress of the Country towards the achievement of a reduction in the cost of electricity.

With the completion of the first of the two sections of the Termini Imerese (Palermo) generation plant in 2004, high-efficiency (55%) combined-cycle plants owned by Enel exceeded 5,000 MW of installed capacity. A further 1,100 MW of installed capacity will be added with the conversion of the remaining sections of the Termini Imerese plant and that of the Santa Barbara (Arezzo) plant.
High-yield gas plants allow Enel to use in its power plants an increasing portion of cheaper fuels in conjunction with advanced technologies, making the fuel mix more flexible and balanced.
In 2004, natural gas and coal contributed respectively about 43% and 33% of thermal generation, while fuel oil, with a 22% share, is destined to play a marginal role in future thermal generation.
Work for the conversion to coal of the Torrevaldaliga Nord (Civitavecchia) power plant started in 2004. Thanks to the high efficiency of the new plant (45%, as compared with 38% of the current plant), carbon monoxide emissions will be reduced. The development of renewable resources continued: generation from these resources increased by 2,800 million kWh, marking, with 21%, the largest contribution to Enel’s total electricity generation in the past five years — while wind plants doubled (reaching an installed capacity of about 250 MW), and three hydroelectric plants (totaling about 150 MW) were revamped.

Emissions of sulfur dioxide — SO2 (1.0 grams per net thermal kWh), nitrogen oxides — NOX (0.6 grams) and dusts (0.04 grams) were unchanged, while generation from renewable resources prevented the emission in the atmosphere of over 18 million tons of carbon monoxide that would have accompanied the generation of the same amount of electricity from fossil fuels.

Environmental results achieved can be summarized as follows:
•	strong increase in the recycling of water and usage of sea water, which alone covers 35% of water for industrial uses;

•	a very high percentage (95%) of recycling of special waste produced, with instances of full reuse in the case of coal and chalk dusts resulting from desulfuration;
•	steady increase in low- and medium-voltage insulated electricity lines, either aerial or underground, reaching respectively 83% and 39% of the entire low- and medium-voltage network.

Results achieved in 2004 allow Enel to look with optimism at the application of the National Assignment Plan provided for by EU Directive 87/2003 that introduces a system for the trading of greenhouse gas emission within the EU. The system aims at containing emission abatement costs through emissions trading, one of the flexible mechanisms provided for by the Kyoto Protocol.
Carbon monoxide emissions per kWh generated were reduced further from 519 grams per net kWh generated in 2003, to 504 grams in 2004. The reduction from 1990, when CO emissions were equal to 618 grams per net kWh generated, amounts to 18%.

The voluntary adoption of environmental auditing certifications continued in 2004:
•	as part of the plan to achieve ISO 14001 certification and subsequent EMAS registration for all its business units, the Generation and Energy Management Division achieved the ISO 14001 certification of 70% of its installed capacity, 28% of which was awarded EMAS registration;
•	the entire Electricity Networks business area of the Infrastructure and Networks Division obtained ISO 14001 certification. The certification was accompanied by a capillary training activity involving more than two thirds of operating personnel.

Enel’s environmental policies are applied also to plants abroad where the Group has launched a program to reduce the environmental impact of thermal generation plants, particularly in Spain and Bulgaria, in addition to increasing generation from renewable resources, partly through advanced projects in the field of geothermal generation in Latin America.

Results and environmental activities are detailed in the Environmental Report and represent one of the sections contained in the Sustainability Report.

Events subsequent to December 31, 2004, outlook and other information

Events subsequent to December 31, 2004

As part of its international expansion strategy and to consolidated its presence in Central-Eastern Europe, on February 17, 2005 Enel signed a contract for the acquisition of a 66% share in the capital stock of Slovenké Electràrne (SE), the main electricity generator in Slovakia and the second largest in Central-Eastern Europe. SE has a generation portfolio of about 7,000 MW (83% of Slovakia’s installed generation capacity), well balanced between thermal, hydro and nuclear power, with a very competitive generation cost. The consideration for the sale is euro 840 million.

In application of Legislative Decree no. 79/99, on February 18, 2005, Enel Distribuzione and Meta signed a preliminary agreement for the sale to Meta of the business relating to the distribution and sale of electricity in 18 municipalities of the Modena Province, for euro 127 million. The agreement provides for the transfer of over 3,700 kilometers of lines, serving about 80,000 customers with an aggregate annual consumption of 610 GW. The sale is expected to be concluded by the first half of 2005.

On February 28, 2005, Terna and Gestore della Rete di Trasmissione Nazionale (the ISO), in compliance with Decree of the President of the Council of Ministers (DPCM) dated May 11, 2004, signed a contract for the transfer to Terna of the ISO’s electricity dispatching, programming and development business unit. The price for the sale is euro 68.3 million, net of about euro 112 million of trade receivables from Terna. The sale and subsequent merger is subject to the following conditions:
•	the issue by the Ministry of Productive Activities of a new license for the transmission and dispatching of electricity on the whole national territory to Terna;
•	the approval by the Ministry of Productive Activities and the Authority for Electricity and Gas of the Code for the transmission, dispatching, development and safety of the network provided for by the mentioned DPCM;
•	the issue by the Antitrust Authority of a favorable opinion on the operation.

On March 1, 2005, Terna was extended a euro 300 million loan by the European Investment Bank (EIB) used to finance part of future capital expenditure in development. One third of the loan was paid on March 15, 2005, while the residual 200 million will be paid to Terna by the end of 2006. The loan has a term of 15 years and is repayable in constant semiannual installments from the fifth to the fifteenth year.

The euro 1 billion Public Offer of Enel bonds reserved to Italian investors closed early on March 8, 2005. The bond issue represents part of the plan for the refinancing of the company’s debt and was resolved by Enel’s Board of Directors at the meeting held on July 28, 2004.

On March 23, 2005, Enel and Cassa Depositi e Prestiti signed a Memorandum of understanding for the sale to Cassa Depositi e Prestiti of a share not larger than 30% in the capital stock of Terna. Based on the current value of Terna stock and subject to price adjustments to reflect the market price of the stock, the consideration of the sale is euro 1,363 million. The transfer of the shares will become effective at the time the ownership and management of the National Transmission Network are unified.

On April 9, 2005, the Board of Directors of Enel resolved, on the basis of binding offers received at such date, to give preference to the offer made by Weather Investments and to initiate exclusive negotiations for the sale of a controlling share in Wind. The decision taken by the Board of Directors, though occurred after the date of the Financial Statements, influences significantly the valuation of Wind at December 31, 2004. It has therefore been necessary to bring the book value of the investment into line with the market value of the same implicit in the mentioned binding offer.

Outlook
With regards to the generation area, the context in which Enel expects to operate in 2005 will be characterized primarily by a further evolution of the Pool Market for electricity. Main changes introduced by the Authority for Electricity and Gas are represented by norms regulating the exercise of market power (Resolution no. 254 dated December 30, 2004) and new merit order dispatching rules (Resolution no. 237 dated December 24, 2004). The demand side will be allowed to participate in the day-ahead market and the regulated exchange regime has consequently been abolished.

In order to compete in the new scenario, Enel will continue to pursue the strategy it presented to the financial markets in 2002 and has been following through 2004. Such strategy aims at maintaining a leadership in cost through the optimization of fuel procurement, the ongoing efficiency improvements of its generation portfolio, the continuation of the process for the conversion to combined-cycle technology and the substitution of fuels with cheaper ones.
Capital expenditure in the renewable resources sector aimed at increasing the efficiency of plant and at producing green certificates to comply with constraints imposed by the Bersani Decree, will continue alongside the streamlining of processes and structures, in addition to the reduction in operation and maintenance costs with the objective of reaching set operating efficiency levels.

With regards to the distribution and sale of electricity, the regulatory framework for 2005 is developing in line with general rules set by the Authority for Electricity and Gas in the first part of 2004, involving the definition of rules for the second regulatory period (2004-2007). Tariffs for the distribution of electricity and connection fees were updated through the price-cap mechanism that was set at 3.5% in real terms (nominal 1.5%), with a subsequent reduction for 2005 in the net margin for the sale and transport of electricity.

Also in this field, Enel’s efforts are aimed at the steady improvement in operating efficiency and the containment of costs. Projects launched for 2005 focus on:
•	increasing the efficiency of operating processes and the containment of costs;
•	optimizing the management of investments in line with service continuity levels achieved;
•	completing the Telemanager Project with the installation of over 29 million digital meters by the end of 2005;
•	strengthening Enel’s presence in all segments of the electricity market in view of its full liberalization, also through the offer of new tariff plans;
•	bringing gradually into operation the new billing system (GIOVE Project) with the objective of replacing completely within two years the platform used for the management of bills of all customers that currently manages over 29 million customers, issuing over 180 million bills per year.

With regards to the distribution and sale of gas, the numerous Resolutions issued by the Authority in 2004 involved tariff adjustments, the quality of service and the safety of plants. Resolution no. 170/04 set criteria for the determination of distribution tariffs for the new regulatory period (October 2004-September 2008), setting the remuneration of capital employed at 7.5% and the price-cap, applied to the sole operating costs and depreciation charges, at 5%.
In this sector, Enel will continue in 2005 to pursue its growth program involving acquisitions and specific marketing with the aim of achieving a 20% market share by 2009.

Enel will moreover continue to focus its activities on its core business, in the context of which falls the current sale of a controlling share in Wind, with the aim of becoming the most efficient producer and distributor of electricity and gas.

In such context, the strategy that Enel intends to follow with regards to the divestment of Wind is that of an IPO, without excluding however to take into consideration offers that may provide an adequate value to its investment, in the exclusive interest of shareholders. Wind will continue to pursue its announced strategy of seeking the containment of costs and the development of its activities in the fixed-line, mobile and Internet access fields, with the objective of achieving a positive net income in 2005.

With regards to the internationalization of the core business, Enel intends to pursue operations already launched such as the purchase of Slovenské Elektràrne, Slovakia’s largest electricity producer, and will take advantage of all opportunities for an expansion abroad that allow it to exploit its know-how in countries undergoing liberalization of the electricity market and in which there is growing demand for electricity.

Projects undertaken in the different areas of activity allow to predict, also in 2005, a growth in ordinary net income.

Other Information

Transactions with related parties
Related parties are defined pursuant to Consob Regulation no. 2064231 dated September 30, 2002. In 2004 transactions with related parties were carried out exclusively with associates. These are represented by Cesi and joint ventures in the Real Estate sector (Immobiliare Foro Bonaparte) and in the vehicle leasing sector (Leasys), to which related businesses were transferred in past years. In relation to such companies, the Enel Group recorded costs relating almost exclusively to leases, rentals and research costs. Revenues of the Group from associates relate to commercial transactions and are primarily due to services supplied.
All transactions with related parties were carried out at market conditions.
The table that follows summarizes the transactions described:

	Consolidated		Consolidated
	Balance Sheet Items		Income Statement Items
In millions of euro	Receivables	Payables	Costs	Revenues

	at Dec. 31, 2004		2004

Leasys	2	85	103	3
CESI	6	24	22	4
Immobiliare Foro Bonaparte	3	—	33	—
Minor companies	11	6	2	—

Total	22	115	160	7

Corporate governance rules adopted by the Enel Group, described in the appropriate section of the present Report on Operations, include conditions aimed at ensuring that possible transactions with related parties are carried out according to criteria of procedural and substantive fairness.

Code on privacy of personal data (Leg. Decree no.196 dated June 30, 2003)
The Parent Company prepared a Security Plan pursuant to Presidential Decree no. 318/1999. The document will be updated in compliance with Legislative Decree no.196 dated June 30, 2003 within the term set by the law.

Adoption of International Financial Reporting Standards
European Regulation no. 1606/2002 established that all companies listed in regulated markets of the EU will adopt, starting with financial year 2005, International Financial Reporting Standards (IFRS) in the preparation of their consolidated Financial Statements.
Within the limit of flexibility allowed by the mentioned EU Regulation, through the 2003 EU Law (Law no. 306, October 31, 2003) and subsequent implementation regulations dated November 26, 2004, the Italian legislator allowed the preparation of the statutory accounts of companies required according to IRFS to prepare consolidated Financial Statements, starting with the 2005 accounts (and required them to do so from 2006). In 2004, Enel, in cooperation with Group companies, initiated a review and evaluation of the qualitative and quantitative impact of the adoption of IFRS.
The transition required the update of information systems and the development of adequate IT supports. Preliminary effects deriving from the first-time adoption of the new accounting standards and the restatement of the Income Statement for 2004 were assessed.

Main differences with respect to currently adopted accounting principles can be summarized as follows:
•	the rule according to which goodwill and amortization differences are not amortized and their retrieval must be assessed at least annually to identify a possible impairment (impairment test);
•	the use of actuarial calculations in the valuation of employee termination indemnities and other post-retirement personnel compensation;
•	the determination of accruals to provisions for risks and charges, with the discounting of costs expected to be incurred when the financial effect over time is significant;
•	the use of the fair value approach in the valuation of derivative instruments;
•	the exclusion from depreciation of land pertaining to plant and equipment;

•	the more restrictive interpretation of requisites for the recognition of the final transfer of ownership that, in the case of securitization transactions, requires the recording of a receivable and a corresponding increase in financial debt;
•	the recording (capitalization) of some intangible assets is no longer admitted.

Independent auditors KPMG are in the process of being appointed for the auditing of evaluations made.

Investigation by the Milan District Attorney’s Office
In February 2003, the Milan District Attorney’s Office initiated a criminal investigation (criminal proceeding no. 2460/03) of former top managers of Enelpower and other individuals, for alleged offences relating to embezzlements at Enelpower’s expense, and payment by contractors by means of obtaining the award of some contracts.
Following the resolution of the Board of Directors of the Parent Company and of Enelpower and Enel Produzione, legal actions to seek compensation for the damage suffered has been taken against suppliers involved in the alleged offenses, which determined a settlement with Siemens and Alstom.
As a result of the agreement, in December 2003, Siemens accepted to pay to the Enel Group euro 20 million in damages to its image (to be paid in equal shares to Enel SpA and Enelpower), in addition to renegotiated conditions of contracts between Siemens and Enel Produzione allowing the latter to obtain significant savings and better conditions for future supplies and services.
In addition, in February 2004, in recognition of damages procured to Enel Group companies as a result of the inquiry initiated by the Milan District Attorney’s Office with regards to supply contracts for the Sulcis Project, Alstom issued a credit note amounting to euro 2.5 million and a further credit note amounting to euro 2 million to be applied towards future purchases by any Enel Group company from any Alstom Group company.
On the basis of facts emerged in the context of the said criminal proceedings, in December 2004, the Court of Accounts issued an injunction for the seizure of fixed, movable property and receivables of the former Chief Executive Officer of and a former executive of Enelpower, in addition to the former Chairman of Enel Produzione, prosecuting them for possible responsibilities (administrative) in relation to damages inflicted on Tax Authorities. Said decree was confirmed by an ordinance issued on February 18, 2005.
On the basis of information acquired to date, the Company does not foresee situations which could have an adverse effect on the Consolidated Balance Sheet of Enel Group at December 31, 2004.

Consolidated Financial Statements

Consolidated Balance Sheet

In millions of euro			Sub-total	Total		Sub-total	Total

ASSETS			at December 31, 2004			at December 31, 2003

A)	SHARE CAPITAL NOT PAID-IN		—			—

B)	FIXED ASSETS
I.	Intangible assets
	- Incorporation costs		57			65
	- Research, development and advertising		14			40
	- Industrial patents and intellectual property rights		423			489
	- Concessions, licenses, trademarks and similar rights		2,563			2,707
	- Goodwill		1,509			1,611
	- Work in progress and advances		190			199
	- Other		1,701			1,763
	- Consolidation differences		5,077			6,702
				11,534			13,576
II.	Tangible assets
	- Land and buildings		3,870			5,234
	- Plant and machinery		30,100			29,265
	- Industrial and commercial equipment		101			134
	- Other assets		319			382
	- Work in progress and advances		2,069			2,140
				36,459			37,155
III.	Financial assets
	- Equity investments in:
	. unconsolidated subsidiaries		54
	. associates		179			244
	. other companies		69			91
			302			335
		Due within			Due within
		12 months			12 months
	- Receivables from:
	. associates and other companies		4			3
	. others	21	1,739		40	1,722
			1,743			1,725
				2,045			2,060
Total fixed assets				50,038			52,791
		Due beyond			Due beyond
		12 months			12 months
C)	CURRENT ASSETS

I.	Inventories
	- Materials and fuels		1,088			1,019
	- Residential buildings available for sale		196			263
	- Contract work in progress		2,870			2,880
	- Finished goods and merchandise		56			42
	- Advances		4			7
				4,214			4,211
II.	Receivables
	- Trade	100	7,797		88	6,972
	- Unconsolidated subsidiaries		11		1	5
	- Associates		22			26
	- Prepaid taxes	20	871		19	968
	- Deferred tax assets	1,258	2,339		1,532	2,038
	- Others	33	684		19	637
	- Electricity Equalization Fund		1,682			306
				13,406			10,952
III.	Short-term investments
	- Investments in associates		2
	- Marketable securities		569			545
	- Financial receivables		391			487
				962			1,032
IV.	Cash and cash equivalents
	- Bank and Post Office deposits		330			424
	- Cash on hand		2			2
				332			426

Total current assets				18,914			16,621

D)	ACCRUED INCOME AND PREPAID EXPENSES
	- Accrued income			34			39
	- Prepaid expenses:
	. issue discounts		9			2
	. other		390			386
				399			388
Total accrued income and prepaid expenses				433			427

	TOTAL ASSETS			69,385			69,839

In millions of euro			Sub-total	Total		Sub-total	Total

LIABILITIES AND SHAREHOLDERS’ EQUITY			at December 31, 2004			at December 31, 2003

A)	SHAREHOLDERS' EQUITY
I.	Capital stock			6,104			6,063
II.	Share premium reserve			200			—
IV.	Legal reserve			1,453			1,453
VII.	Other reserves:
	- Restatement reserve (Law 292/1993)		2,215			2,215
				2,215			2,215
VIII.	Retained earnings			9,183			8,884
IX.	Group net income:
	- Net income		2,706			2,509
	- Interim dividend		(2,014)			—
				692			2,509
	Group Shareholders’ Equity			19,847			21,124

	Minority interests			1,131			191
	Total Shareholders’ Equity			20,978			21,315

B)	PROVISIONS FOR RISKS AND CHARGES
	- Retirement benefits		471			462
	- Tax provisions, including deferred		2,883			2,515
	- Other		1,578			1,483
	Total provisions for risks and charges			4,932			4,460

C)	EMPLOYEE TERMINATION INDEMNITIES			1,095			1,298
		Due beyond			Due beyond
		12 months			12 months

D)	ACCOUNTS PAYABLE

	- Bonds	9,430	10,318		7,171	10,431
	- Banks:
	. medium- and long-term debt	11,198	11,672		11,215	11,951
	. short-term debt		2,562			3,171
	- Payables to other financing entities:
	. commercial paper		2,487			1,457
	. other loans	129	163		146	170
	- Advances	22	2,977		33	3,108
	- Trade	57	6,611		168	5,770
	- Unconsolidated subsidiaries and associates		115			71
	- Taxes	—	339		236	1,747
	- Social Security	1	176		2	175
	- Other payables	417	3,192		505	3,204
	- Electricity Equalization Fund		512			377
	Total accounts payable			41,124			41,632

E)	ACCRUED LIABILITIES AND DEFERRED INCOME
	- Accrued liabilities			263			283
	- Deferred income			993			851
	Total accrued liabilities and deferred income			1,256			1,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY				69,385			69,839

COMMITMENTS
	- Guarantees given		825			17
	- Other commitments		44,785			39,825
Total commitments				45,610			39,842

Consolidated Income Statement

In millions of euro		Sub-total	Total	Sub-total	Total

		2004		2003

A)	REVENUES
	- Revenues from sales and services:
	. sale and transport of electricity	25,221		19,844
	. Electricity Equalization Fund contributions	17		179
	. connection fees	675		684
	. other sales and services	8,416		8,230
			34,329		28,937
	- Change in contract work in progress		(17)		1,085
	- Capitalized expenses		1,023		944
	- Other revenues:
	. contributions received	3		5
	. other	2,292		1,403
			2,295		1,408
Total revenues			37,630		32,374

B)	OPERATING COSTS
	- Materials and fuels		17,161		12,758
	- Services		4,734		4,641
	- Leases and rentals		766		734
	- Personnel:
	. wages and salaries	2,372		2,440
	. social security	653		675
	. employee termination indemnity	181		197
	. retirement benefits	15		26
	. other costs	94		102
			3,315		3,440
	- Depreciation, amortization and write-downs:
	. intangible asset amortization	1,289		1,253
	. tangible asset depreciation	2,888		3,257
	. other write-down of fixed assets	6		36
	. write-down of receivables included under current assets	241		173
			4,424		4,719
	- Change in inventories		(76)		36
	- Accruals to provisions for risks and charges		210		266
	- Other accruals		55		118
	- Other operating costs		716		930
Total operating costs			31,305		27,642
Operating income (A-B)			6,325		4,732

C)	FINANCIAL INCOME AND EXPENSE
	- Income from investments:
	. from associates	4		9
			4		9
	- Other financial income:
	. from investments in other companies	—		3
	. from long-term receivables:
	. other	46		25
	. from marketable securities	10		12
	. other financial income:
	. from associates	2		3
	. other	109		116
			167		159
	- Interest and other financial expense:
	. other	1,275		1,287
			1,275		1,287
	- Foreign exchange gains (losses)		5		1

Total financial income (expense)			(1,099)		(1,118)

In millions of euro		Sub-total	Total	Sub-total	Total

		2004		2003

D)	ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS
	- Write-ups:
	. of investments	7		2
			7		2
	- Write-downs:
	. of investments	50		87
			50		87
Total adjustments to the value of financial assets			(43)		(85)

E)	EXTRAORDINARY ITEMS
	- Income:
	. capital gains on disposal of assets	984		540
	. other	167		220
			1,151		760
	- Expense:
	. losses on disposal of assets	—		1
	. previous years’ taxes	40		89
	. other	1,929		806
			1,969		896
Total extraordinary items			(818)		(136)

Income before taxes and minority interests (A-B+C+D+E)			4,365		3,393

	- Income taxes
	. current income taxes	1,485		1,395
	. net deferred tax liabilities	48		(429)
			1,533		966
INCOME BEFORE MINORITY INTERESTS			2,832		2,427

	- Minority interests		(126)		82

GROUP NET INCOME			2,706		2,509

Notes to the Consolidated Financial Statements

Basis of presentation and accounting principles
The Consolidated Financial Statements have been prepared in compliance with Italian Legislative Decree no. 127/91 and consist of the Balance Sheet, the Income Statement and the accompanying notes, all prepared in accordance with the format and rules provided by current regulations, complete with a number of attachments that constitute an integral part of the same, also prepared in accordance with the same regulations. With regards to information relating to the activity of the Group, events subsequent to the balance sheet date, research and development, and transactions with related parties, we refer to the comment provided in the Report on operations included. The Report includes also a Statement of Cash Flows.
All amounts are stated in millions of euro.
The scope of consolidation includes the Parent Company, Enel SpA, and those subsidiaries in which Enel SpA, directly or indirectly, holds the majority of the shareholders’ votes or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings, pursuant to article 2359 of the Italian Civil Code. Joint ventures in which the Group has a stake are consolidated using the proportional method.
The list of subsidiaries consolidated based on the line-by-line and the proportional method, for all of which the financial year corresponds to the calendar year, is enclosed and represents an integral part of the present notes.

In 2004 the scope of consolidation changed as a result of the following operations:
•	acquisition on January 29, 2004 of Sicilmetano and Sicilmetano Energy (distribution and sale of natural gas to end customers) and full consolidation of the same from January 1, 2004;
•	acquisition in February and July of controlling shares in certain North American companies operating in the renewable resource electricity generation sector and full consolidation of the same from the same respective dates;
•	acquisition on September 15, 2004 of Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end customers) and full consolidation of the same from October 1, 2004;
•	acquisition from Enel Uniòn Fenosa Renovables of insignificant controlling shares in companies operating in the renewable resource electricity generation sector in Spain;

•	acquisition on December 14, 2004 of Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end customers) and consolidation of the same in the Balance Sheet at December 31, 2004;
•	disposal of the Aimeri Group (waste management) in January 2004 and deconsolidation of the same from January 1, 2004;
•	disposal of NewReal (Real Estate) on July 14, 2004 and deconsolidation of the same from July 1, 2004.

Additional changes in the scope of activity affecting the comparability of the income statement for 2003 over that of 2002, are represented by the Maritza East III Power Company, whose results for 2003 were consolidated from April 1, 2003, and by Enel Uniòn Fenosa Renovables (generation of electricity from renewable resources in Spain) consolidated only in the Balance Sheet at December 31, 2003.

Since the non materiality of such changes in the scope of consolidation, pro-forma balance sheet and pro-forma income statement are not presented. The present notes show the effects of the above-mentioned changes with reference to the main items of the Consolidated Balance Sheet.

Consolidation principles
The Consolidated Financial Statements reflect the accounts of subsidiaries at December 31, 2004, as approved by the respective corporate bodies.
Adjustments are made in consolidation to eliminate the effect of tax-basis reporting and to comply with accounting principles adopted by the Parent Company. Such adjustments take into account, whenever applicable, the related deferred and prepaid tax effect, recorded in the appropriate item. Starting from 2004, no adjustment was made to eliminate the effect of tax-related entries since consolidated companies, where applicable, recorded in the respective financial statements at December 31, 2004 the elimination of tax-related effects pursuant to Legislative Decree January 17, 2003 n. 6 — Riforma organica della disciplina delle società di capitali e società cooperative (i.e. “Vietti Reform”).

The following consolidation principles, adopted in line with the previous year, deserve mentioning:
•	the capital consolidation takes place by offsetting the carrying amounts of the investments against the proportionate amounts of the revalued equity of subsidiaries at the time of purchase or at which control is acquired. Any remaining debit differences are capitalized as goodwill (“consolidation differences” according to Italian rules denomination). Negative goodwill is recorded under Consolidation Reserve in Consolidated Shareholders’ Equity;
•	minority interests in the income and Shareholders’ Equity of consolidated companies are recorded in the Consolidated Income Statement and under Shareholders’ Equity in the Consolidated Balance Sheet;
•	significant unrealized gains and losses from transactions between Group companies as well as receivables and payables, costs and revenues generated between consolidated companies are eliminated;
•	dividends distributed between Group companies are eliminated from the Consolidated Income Statement and reattributed to equity reserves;
•	Balance Sheet items of companies operating in countries not participating in the European Monetary Union are translated into euro at the exchange rate applicable at the balance sheet date (US dollar = 1.3621; British Pound = 0.7050; Brazilian Real = 3.6143). Income statement items are translated into euro at the average exchange rates for the year (US dollar = 1.2439; British Pound = 0.6787; Brazilian Real = 3.6335). Differences arising from the translation into euro of the accounts are netted against Retained earnings without profit/loss effect.

The Group does not currently operate in hyperinflationary economies.

Accounting principles
The accounting principles used in the preparation of the Consolidated Financial Statements at December 31, 2004 are consistent with those applied in the Consolidated Financial Statements of the previous year. These policies comply with renewed article 2426 of the Italian Civil Code, supplemented by the accounting principles issued by the Italian accounting profession. Main accounting principles adopted are illustrated below.

Intangible assets
They include the non-amortized balance of investments whose economic life spans over several years, stated at purchase or production cost, inclusive of any additional expense incurred. In case of permanent impairment in value, the cost is written down accordingly and restored, net of amortization, if the reasons for such write-down subsequently cease to exist. In particular, the carrying value of goodwill is annually subject to impairment test. Amortization is calculated on a straight line basis over a period deemed to be representative of the expected useful life of the assets. Goodwill is recorded in the Consolidated Balance Sheet when acquired for a consideration; amortization is calculated on a straight-line basis over five years or a different period if deemed to be more representative of the related business. Such method is adopted also for consolidation differences. The extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund (ESEPF), pursuant to Law 488 dated December 23, 1999 (2000 Budget Law), has also been recorded under intangible assets. The amount is amortized over a period of 20 years, as also allowed by the same Law.

Tangible assets
Tangible assets are stated at purchase or construction cost, inclusive of any additional expense incurred and adjusted by revaluations made pursuant to applicable regulations.
In case of permanent impairment in value, tangible assets are written down accordingly. The original value of the asset, net of depreciation, is restored if the reasons for such write-down subsequently cease to exist.
Ordinary maintenance costs are charged to the income statement for the year in which they are incurred.
Tangible assets are depreciated on a straight line basis, using rates reflecting their expected economic residual useful life (economic depletion). Assets in concession are depreciated over the life of the same, where this is shorter than the expected useful life, as defined above.

Main depreciation rates applied are shown in the table below.

Ordinary depreciation rate

Buildings	2.5%
Hydroelectric power plants (1)	2.5%
Thermal power plants (1)	5.0%
Geothermal power plants	8.0%
Power plants using other resources	4.7%
Power lines	2.50%
Transformer stations	2.38%-3.13%
Medium- and low-voltage distribution lines	2.5-3.33%(2)
Gas distribution networks and meters	2.0-4.0%
Telecommunications equipment and networks	5.0-18.0%
Industrial and commercial equipment	25.0%

(1) Excluding assets in concession.
(2) Rates applied from January 1, 2004; previously was 5.0-5.5%.

The above rates are reduced by half for assets acquired during the year, since the depreciation charge so calculated is not materially different from that determined from when the asset is ready for use.

Investments
Equity investments in associates are accounted for under the equity method, except for investment in certain consortium and other companies, whose total value is not significant, that are carried at the acquisition or underwriting cost.
Investments in associates included among marketable securities, are recorded at the lower of cost and expected realizable value.
Equity investments in a number of subsidiaries, excluded from consolidation as not significant, and investments in other companies, are carried at the acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a reversal, the original value of investments is restored, and the adjustment is recorded in the Consolidated Income Statement as a revaluation.

Inventories
Raw materials, auxiliary and consumption goods, and finished goods are valued at the lower of the weighted average purchase cost and the expected realizable value.
Obsolete and slow moving stocks are written down to their estimated realizable value. Real estate properties available for sale are valued at the lower of cost and current market value.
Contract work in progress is valued at the amounts set in order contracts accrued with reasonable certainty, according to the percentage of completion method.

Receivables and short-term financial assets
Receivables are recorded at their expected realizable value and classified among Financial assets and Current assets, according to their nature and use.
Marketable securities are valued at the lower of acquisition cost and market value. In the case of listed securities, the market value corresponds to the average stock market price for the month of December.

Accruals and deferrals
Accruals and deferrals are recorded based on the accrual method. Issue discounts and other costs relating to financing are recorded in the income statements over the term of the loan or issue to which they relate.

Provisions for retirement benefits
The provision includes primarily the estimated present value of the amount due as supplementary pension benefits for managers of Italian Group companies who retired prior to April 1, 1998. The provision also includes compensation paid in lieu of notice to existing personnel entitled to the same pursuant to applicable collective labor contracts and union agreements.

Other provisions for risks and charges
Other provisions for risks and charges are accrued against known or probable losses and charges, the amount and timing of which are undetermined at the balance sheet date. Accruals are calculated on the basis of the best estimate made according to information available.

Provision for employee termination indemnities
The provision covers amounts owed to employees pursuant to the Italian Law and labor contracts in force at the balance sheet date, net of advances made and Pension Fund contributions withheld.

Accounts payable
Payables are stated at face value.

Capital grants
Grants related to assets are recorded when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints. Grants for the purchase of specific plant and equipment are recorded as a reduction in the cost of the asset or, lacking such correlation, are deferred and recorded in the Consolidated Income Statement over the depreciable life of the assets to which they relate.

Other grants
Other grants are recorded in the Consolidated Income Statement when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints.

Revenue recognition
Revenues from the sale and transport of electricity and gas to end users relate to quantities supplied in the period and are calculated according to consumption measured by meter readings carried out at set intervals, integrated with appropriate consumption estimates as necessary. Calculations are based, where applicable, on law provisions and tariffs set by the Italian Authority for Electricity and Gas or other similar foreign institutions, applicable for the year.

Revenues for the Telecommunications Division from traffic, connections and roaming are recorded in the Consolidated Income Statement according to usage by customers and telephone operators, recognizing revenues under the accrual method.
Revenues from other services and the sale of goods are recorded at the time when the service is supplied or the title of ownership of the goods is transferred to the customer.

Income taxes
Income taxes are recorded among tax payables, net of advances paid based on the expected taxable income as provided by law, taking into consideration applicable exemptions and tax credits, and the effect of the new Testo Unico income tax regulation, also with reference to the “tax consolidation” procedure, which Enel elected pursuant the formalization of Group Regulations.
Deferred tax assets and liabilities are recognized on temporary differences between the financial reporting and tax bases of assets and liabilities at each balance sheet date. Deferred tax assets on loss carry-forwards of companies not included in the “tax consolidation” procedure are also recorded.
Deferred tax assets are recorded when there exits reasonable certainty of their retrieval in the future. In particular, those relating to loss carry-forwards are recorded limited to the amount that is reasonably expected to be retrieved in the future, within the time limits set by applicable tax regulations.
Deferred tax liabilities are accrued to the Tax provisions, also deferred when and to the extent they are expected to be paid.

Translation of amounts denominated in foreign currencies
Receivables and payables denominated in currencies other than the functional currency are translated into functional currency at the exchange rate in effect at the date of the transaction.
At the end of the period, amounts denominated in currencies other than the functional currency are translated into the functional currency at the respective exchange rate at the balance sheet date, while differences are recorded in the Consolidated Income Statement as Financial income and expenses, keeping into account possible hedging contracts.

Financial derivatives
In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions as well as general risk.
Interest rate differentials accrued at year-end on interest rate hedging instruments are recorded in the Consolidated Income Statement among financial income and expenses, in line with charges related to the underlying liabilities.

Foreign currency hedging instruments are valued at the spot rate as of the balance sheet date. Related gains and losses are recorded in the Consolidated Income Statement as exchange rate differences under Other financial income and expenses. Similarly, premiums and discounts paid or received on such instruments are deferred and recorded in the Income Statement over the life of the instrument purchased or sold.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the actual framework of the electricity market, are recorded in the Consolidated Income Statement among Other revenues. If the economic effect of the hedged transaction has not yet occurred, the corresponding economic effect relating to the hedging instrument is deferred. At the balance sheet date, such contracts are valued applying the same accounting criteria applied for the valuation of the underlying transaction.

Financial derivatives originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of the balance sheet date. The corresponding effect of the valuation is recorded among Financial charges.
Contract for differences with the Single Buyer, entered into through the auctions held in December 2004, are carried at cost since a reference market for such contracts does not exist. The cost is deemed to be representative of their fair value. The notional amount of such contracts is recognized in the Off-balance sheet items.

Environmental costs
Environmental costs relate to the avoidance, reduction and monitoring of the environmental impact of production activities. Such costs are capitalized to the extent they prolong the useful life, increase the capacity or improve the safety of tangible assets.
Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

Commitments
Guarantees are recorded at an amount equal to the amount of debt for which the guarantee is granted.
Commitments with suppliers are determined according to contracts in force at the end of the period that do not fall within the normal “operating cycle”, limited to the part that has not yet been executed.

Forward currency agreements are recorded at the settlement price stated in the contract.
Commodity risk hedging contracts are recorded at the notional value to which they make reference.

Notes to the Consolidated Balance Sheet — Assets

Fixed assets
Intangible assets — Euro 11,534 million

Changes in intangible assets

			Change in	Amortization	Coming	Disposal
		Ordinary	scope of	and write-	into	and other
In millions of euro		increases	consolidation	downs	service	movements

	at Dec. 31, 2003						at Dec. 31, 2004

Incorporation costs	65	1	(1)	(11)	3	—	57
Research, development and advertising	40	1	—	(27)	—	—	14
Industrial patents and intellectual property rights	489	157	—	(236)	7	6	423

Concessions, licenses, trademarks and similar rights	2,707	5	—	(149)	—	—	2,563
Goodwill and consolidation differences:
- Goodwill	1,611	—	5	(109)	—	2	1,509
- Consolidation differences	6,702	—	42	(1,662)	—	(5)	5,077
Total goodwill and consolidation differences	8,313	—	47	(1,771)	—	(3)	6,586
Work in progress and advances	199	126	(2)	—	(128)	(5)	190
Other:

- extraordinary contribution for the suppression of the Electricity Sector Employee Pension Fund	1,422	—	—	(89)	—	—	1,333
- software development	95	—	—	(59)	110	(7)	139
- charges on the liberalization of frequencies	48	—	—	(3)	—	—	45
- other	198	26	15	(60)	8	(3)	184
Total other	1,763	26	15	(211)	118	(10)	1,701

TOTAL	13,576	316	59	(2,405)	0	(12)	11,534

Ordinary increases reflect the following changes occurred in the year:

•	development of a computerized cartography system for the management of medium- and low-voltage power lines;

•	creation of a remote meter management system and of NT-Unix applications;

•	development and streamlining of software applications by Wind.

Intangible assets are analyzed below.

Incorporation costs include euro 34 million of start-up costs incurred by Maritza East III Power Company AD, acquired in 2003, for the pre-operating activities of the Stara Zagora (Bulgaria) power plant. These costs are amortized over 18 years, corresponding to the term of the concession under which the plant is operated. The residual amount includes mainly start-up costs incurred by Tellas Telecommunications, in addition to incorporation costs, costs for amendments to by-laws and capital stock increases relating to other subsidiaries, which are amortized over 5 years.

Research, development and advertising costs relate to the cost of advertising campaigns carried out by Wind to support new services and trademarks, in addition to costs to launch new services, and are amortized over 5 years.

Industrial patents and intellectual property rights consist primarily of costs incurred by Wind, Enel Distribuzione and Enel.it for the acquisition of proprietary and licensed software. The main expenditure was concentrated on software for running the network, billing process and customer services, the development of Internet portals and administrative systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets (normally between 3 and 5 years).

Concessions, licenses, trademarks and similar rights include costs incurred by Wind to participate in the bid for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS — IMT 2000) and, subsequently, for the issue of the same, amounting at December 31, 2004 to euro 2,189 million. The license was issued on January 10, 2001 for a term of 20 years, effective January 1, 2002. The original cost amounts to euro 2,447 million, the amortization charge is euro 129 million and is calculated, starting from 2003, on a straight line basis over the residual life of the license.
The item includes also about euro 304 million relating to charges incurred by Infostrada (now part of Wind) to acquire the right of access to the network owned by Italian State Railways and the right to use the related optical fiber network, both acquired on April 7 1998. The right of access to the network is amortized on the basis of the residual duration of the same (30 years), while the right to use the existing optical fiber network is amortized over 20 years.

Goodwill and consolidation differences are analyzed jointly since they arose from the same acquisitions of businesses in recent years that affected both items.

Goodwill and consolidation differences

		Accumulated		Write-downs
		amortization		and
	Historical	and write-		amortization
In millions of euro	cost	downs	Balance at	expense for	Amortization period

			Dec. 31, 2004	2004

Telecommunications	9,771	4,682	5,089	1,671	15 years
Gas Area	735	160	575	45	15 years
Viesgo	757	114	643	38	20 years
Enel North America and Enel Latin America	168	33	135	9	20 years
Maritza	16	2	14	1	20 years
Enel Uniòn Fenosa Renovables	130	6	124	6	20 years
Wisco	7	1	6	1	5 years

Total	11,584	4,998	6,586	1,771

The carrying value of the Telecommunications sector at the balance sheet date reflects the alignment to its market value for an amount of euro 1,116 million.

With reference to the Gas sector, goodwill relates mainly to sales activities. Amortization is calculated over 15 years, a term deemed in line with current and expected results of such activities. The acquisition of the Sicilmetano Group, Ottogas Group and Italgestioni Group in 2004 generated consolidation differences amounting to euro 29 million.

Consolidation differences and goodwill relating to electricity generation activities (Viesgo, Enel North America, Enel Latin America, Maritza and Enel Uniòn Fenosa Renovables) are amortized over 20 years, a term deemed appropriate for the industry, in line with the duration of long-term electricity sale contracts held by some of the companies, with strategic plans and international practice in the sector.

The acquisition in 2004 of a 51% stake in Wisco, a company operating in the Water sector born from the spin-off of former associate En.Hydro, generated a consolidation difference equal to euro 7 million, amortized over 5 years.

Work in progress and advances include costs incurred in projects of various nature — such as the development of a cartography system for electricity distribution networks, the implementation of new operating systems and leasehold improvements on technical sites in the Telecommunications sector.

The extraordinary contribution due on the suppression of the Electricity Sector Employee Pension Fund, was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). Changes reflect the amortization for the year.

Software development costs relate to operating programs developed for internal use, and are amortized over 3 years.

Charges on the liberalization of frequencies
Charges on the liberalization of frequencies relate to contributions introduced by Ministerial Decree no. 113, March 25, 1998 as compensation for costs incurred by the Ministry of Defense as a result of adjustments made prevalently in 1998 to the National Frequency Plan. The contribution is amortized over the residual life of the mobile telephone service license (DCS 1800).

Other costs include primarily leasehold improvements carried out by Wind on technical sites in addition to other intangible assets acquired by Enel North America and Enel Latin America, amortized over their respective residual useful lives.

Tangible assets — Euro 36,459 million

Changes in tangible assets

								Current
			Coming				Changes in	divestments
		Capital	into		Write-	Deconsolidation	scope of	and other
In millions of euro		expenditure	service	Depreciation	downs	of NewReal	consolidation	changes

	at Dec. 31,								at Dec. 31,
	2003								2004

Land and buildings	5,234	67	74	(234)	(2)	(1,256)	(9)	(4)	3,870
Plant and machinery	29,265	2,067	1,235	(2,477)	(74)	—	154	(70)	30,100
Industrial and commercial equipment	134	17	—	(33)	—	—	(1)	(16)	101
Other assets	382	82	11	(144)	(1)	—	—	(11)	319
Total tangible assets	35,015	2,233	1,320	(2,888)	(77)	(1,256)	144	(101)	34,390
Work in progress and advances	2,140	1,285	(1,320)	—	(1)	(6)	4	(33)	2,069

TOTAL	37,155	3,518	—	(2,888)	(78)	(1,262)	148	(134)	36,459

Revaluations to the historical cost of assets at December 31, 2004 made pursuant to specific laws (including Law no. 292/1993) are shown below:

In millions of euro

Land and buildings	1,002
Plant and machinery	8,568
Equipment, other assets and plant under construction	12

Total	9,582

The table below presents gross book value of tangible fixed assets at December 31, 2004, accumulated depreciation and the resulting net book value. The table also reports the percentage of accumulated depreciation on gross book value at December 31, 2004, compared with the same at December 31, 2003:

	Gross book	Accumulated	Net book	Accumulated depreciation on
In millions of euro	value	depreciation	value	total gross book value

				at Dec. 31, 2004	at Dec. 31, 2003

Land and buildings	7,162	3,292	3,870	46.0%	40.5%
Plant and machinery	75,780	45,680	30,100	60.3%	60.0%
Industrial and commercial equipment	497	396	101	79.7%	74.9%
Other assets	1,108	789	319	71.2%	66.7%

Total tangible assets	84,547	50,157	34,390	59.3%	58.1%

Tangible assets by category of use

	Gross book	Accumulated
In millions of euro	value	depreciation	Net book value

Generating plants (1)
- thermal	17,646	10,767	6,879
- hydroelectric	8,220	3,820	4,400
- geothermal	1,771	1,054	717
- alternative resources	474	105	369
Total generating plants	28,111	15,746	12,365

Power lines and transformer stations	7,472	3,524	3,948
Electricity distribution networks	36,256	24,905	11,351
Telecommunications networks	5,608	2,551	3,057
Gas distribution networks	2,767	1,036	1,731
Primary and secondary cabin buildings	1,253	648	605
Office buildings, commercial properties, etc.	876	254	622
Equipment and other assets	2,204	1,493	711

Total tangible assets	84,547	50,157	34,390

Work in progress and advances	2,069	—	2,069

TOTAL	86,616	50,157	36,459

(1) Includes the value of industrial property.

Tangible assets include assets in concession for a net book value of euro 2,754 million, consisting mainly of hydroelectric plants (euro 2,580 million, of which euro 349 million relates to Viesgo Group’s Spanish plants).

Legislative Decree no. 79/99 (implementing EU directive 96/92 on domestic electricity markets) set the expiration date for concessions for the exploitation of large bodies of water held in Italy by Enel at 2029. Law no. 340, dated November 24, 2000, extended to 2020 concessions regarding State property used for thermal generation activities. Barring the renewal of the concessions, at such date, all water collection and regulation works, in addition to high pressure and drainage pipes on public soil, shall be returned free of charge to the State in good working order.
The Autonomous Provinces of Trento and Bolzano, pursuant to the above Decree, set the expiration of water concessions at 2010. The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.

Capital expenditure

In millions of euro	2004	2003

Generating plants (domestic and international operations) :
- thermal	455	570
- hydroelectric	188	128
- geothermal	55	51
- alternative resources	122	61
Total generating plants	820	810

Power lines and transformer stations	267	363
Domestic electricity distributions networks	1,391	1,444
Foreign electricity distributions networks	44	43
Gas distribution networks	80	71
Telecommunications networks	680	685
Land, buildings, other assets and equipment	236	207

TOTAL CAPITAL EXPENDITURE	3,518	3,623

In 2004, Enel has made investments of euro 3,518 million, with respect to euro 3,623 million in 2003, with a decline of euro 105 million mainly attributable to the completion of the construction of two very-high voltage power lines in Brazil.

Investments in generation plants increased slightly by euro 10 million, due to growth in expenditure in hydroelectric and renewable resources plants (up euro 125 million) compensated by the reduction of euro 115 million in expenditure on thermoelectric plants.
As in the previous years, in 2004, Enel has followed a strategy of specific measures on energy distribution networks development, investing on the Digital Meter Project, on improving the quality of service provided and on satisfying customers’ requests.
Quality investments management, implemented by the application of evaluation models based on economic return, has obtained both the optimization of the above investments and the service’s quality.

With reference to depreciation, in 2004 the economic useful life of medium and low-voltage distribution lines owned by Enel Distribuzione was reviewed. The review extended the distribution networks useful life to about 30 years in line with historical experience and international practice. The application from January 1, 2004 of lower depreciation rates for such assets resulted in a euro 518 million reduction in ordinary depreciation compared with 2003, which was calculated on higher depreciation rates. Comparability with the previous year is influenced by this change in estimate.

Write-downs are mainly related to telecommunication equipment dismissed during 2004, following the implementation of re-settlement and development plans of generation activity associated with electricity networks (euro 57 million). Additional write-downs relate to plant parts no longer usable following the start of conversion activities at the Santa Barbara thermoelectric plant (euro 9 million), and to old meters owned by Spanish distribution companies (euro 9 million).

Changes in the scope of consolidation relate to the following:
•	acquisition of companies operating in the Gas market (Sicilmetano, Ottogas and Italgestioni) and disposal of Aimeri (waste management), determining a euro 78 million increase in tangible assets;
•	consolidation of Wisco, resulting in an increase in tangible assets of euro 12 million;
•	acquisition by Enel Uniòn Fenosa Renovables of some generation companies, resulting in a euro 31 million increase in tangible assets;
•	acquisition of control of new North American generation companies, determining a euro 27 million increase in Enel North America’s tangible assets.

Other changes consist primarily of current disposals amounting to euro 124 million and adjustments amounting to euro 17 million resulting from the translation of amounts expressed in currencies other than euro (mainly Brazilian Reais and US dollars).

Financial assets — Euro 2,045 million

Financial assets

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Equity investments:
- in unconsolidated subsidiaries	54	—	54
- in associates	179	244	(65)
- in other companies	69	91	(22)
Total equity investments	302	335	(33)

Receivable from unconsolidated subsidiaries and associates	4	3	1

Receivable from others:
- withholding taxes on employee termination indemnities (Law no. 662/1996)	40	83	(43)
- financial receivables from other financing entities	1,523	1,528	(5)
- other	176	111	65
Total receivables from others	1,739	1,722	17

TOTAL	2,045	2,060	(15)

Equity investments in unconsolidated subsidiaries

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Idrosicilia SpA	14	—	14
Acque di Calabria SpA	18	—	18
Delta SpA	22	—	22

Total	54	—	54

Equity investments in unconsolidated subsidiaries relate to:
•	Idrosicilia, for which an agreement for the disposal of the controlling interest has been signed;
•	Acque di Calabria, acquired on November 30, 2004, to be disposed of;
•	Delta, acquired on December 29, 2004, operating in the telecommunication services market.

Equity investments in associates

In millions of euro		% share		% share

	at Dec. 31, 2004		at Dec. 31, 2003		2004-2003

Immobiliare Foro Bonaparte SpA	95	49.00%	103	49.00%	(8)
Immobiliare Porta Volta SpA	4	49.00%	5	49.00%	(1)
Immobiliare Progetto Ostiense SpA	1	49.00%	2	49.00%	(1)
Leasys SpA	13	49.00%	37	49.00%	(24)
En.Hydro SpA (now Wisco)	—	—	15	25.50%	(15)
Compagnia Porto di Civitavecchia SpA	6	25.00%	13	25.00%	(7)
Gesam SpA	13	40.00%	13	40.00%	—
Cesi SpA	10	40.92%	10	40.92%	—
Euromedia Luxembourg One SA	6	28.57%	9	28.57%	(3)
AES Distrib. Salvador. Y Comp.	6	20.00%	5	20.00%	1
Star Lake Hydro Partnership	5	49.00%	5	49.00%	—
Energìas Ambientales EASA SA	5	30.00%	5	30.00%	—
Idrolatina Srl	8	46.88%	5	23.00%	3
Parque Eòlico Montes de las Navas SA	1	20.00%	2	30.00%	(1)
Other	6	—	15	—	(9)

Total	179		244		(65)

Change with respect to December 31, 2003 is due primarily to the following:
•	line-by-line consolidation of Wisco, owner of the largest domestic sewage treatment network, following the acquisition of a controlling share in 2004;
•	write-down of investments in Compagnia Porto Civitavecchia and Leasys, respectively, by euro 7 million and euro 24 million, as a consequence of the losses incurred by these companies;
•	reduction of the investment in Immobiliare Foro Bonaparte by euro 8 million following the reimbursement of part of the addition paid-in capital.

Equity investments in other companies

In millions of euro		% share		% share

	at Dec. 31, 2004		at Dec. 31, 2003		2004-2003

Echelon Corporation	16	7.28%	32	7.42%	(16)
LaGeo SA (ex GeSal)	25	12.50%	26	12.50%	(1)
Red Eléctrica Española	15	1.00%	15	1.00%	—
Sheldon Springs Hydro Associates	8	1.00%	8	1.00%	—
Lower Saranac Hydro Partners LP	—	—	3	1.00%	(3)
Other	5	—	7	—	(2)

Total	69		91		(22)

The investment in Echelon, acquired in the context of the Digital Meter Project and listed in the United States, was written-down by euro 16 million to bring it into line with the market price of the stock and the US dollar exchange rate.

In 2004, Enel acquired a controlling share in Lower Saranac Hydro Partners LP, now consolidated line-by-line.

“Withholding taxes on employee termination indemnities” relate to amounts paid according to current regulations. Interest accrues on the balance at the same rate applied for amounts accrued to the provision. The decrease is due to the reduction in headcount.

“Financial receivables from other financing entities” include euro 1,500 million relating to the amount receivable by the Parent Company from a primary Italian bank in the context of the refinancing, in 2003, of a euro 1,500 million loan extended in 2001 to Infostrada (now part of Wind). The refinancing involved the transfer of the loan from the original lending banks to a bank acting as a fronter (a primary Italian financial institution), against a guarantee provided by the Parent Company through a guarantee deposit of the same amount, remunerated at conditions that match those of the new loan, representing an improvement with respect to those applied to the original credit line.

“Other items” relate mainly to loans made to employees, at current rates of interest, for the acquisition of their first home and to face exceptional economic hardships, as well as security deposits and a receivable of euro 75 million (expiring in 2010) due to Enel SpA from Excelsia Otto, emerging from the sale of NewReal to Deutsche Bank.

Current assets
Inventories — Euro 4,214 million

Inventories

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Materials and fuels:
- fuel	590	534	56
- materials, equipment and other stocks	498	485	13
Total	1,088	1,019	69

Residential buildings available for sale	196	263	(67)
Contract work in progress	2,870	2,880	(10)
Finished goods and merchandise	56	42	14
Advances	4	7	(3)

TOTAL	4,214	4,211	3

Inventories consist of fuels used to satisfy needs of generation companies and for trading activities, in addition to materials and equipment to be used for operation, maintenance and construction activities of plants.

In 2004, inventories of materials, equipment and other stocks grew due to capital expenditure carried out by the Networks and Infrastructure Divisions. Such growth was offset by sales of equipment originally intended for use in the construction of thermal plants abroad, carried out by the Engineering and contracting sector.

Residential buildings available for sale decline mainly due to disposals in the year and relate primarily to residential property.

Contract work in progress relates to the Engineering and contracting sector.

Receivables — Euro 13,406 million

Receivables

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Trade receivables:
- sale and transport of electricity	5,599	4,491	1,108
- telecommunications	873	1,100	(227)
- distribution and sale of gas to end users	526	488	38
- other activities	799	893	(94)
Total	7,797	6,972	825

Unconsolidated subsidiaries and associates	33	31	2
Electricity Equalization Fund	1,682	306	1,376
Prepaid taxes	871	968	(97)
Deferred tax assets	2,339	2,038	301
Other	684	637	47

TOTAL	13,406	10,952	2,454

The increase in trade receivables in the electricity sector is connected with the start of operation on April 1, 2004 of the Pool Market and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies. As a result, Enel’s electricity sales and purchases of electricity to and from third parties increased considerably, also having an impact on receivables, payables and resulting in a growth in revenues and costs.

The decline in receivables from the telecommunication market follows the securitization that determined the expansion of the disposed perimeter and the review of the evaluation criteria for the collection risk.

Trade receivables are recorded net of the provision for doubtful accounts amounting, at December 31, 2004, to euro 476 million, against a beginning balance of euro 328 million. The accrual for the year recorded in the Consolidated Income Statement amounts to euro 241 million, while the balance is due to uses and the impact of changes in the scope of consolidation.

Receivables from the Electricity Equalization Fund at December 31, 2004 amount to euro 1,682 million. They relate primarily to:
•	reimbursement of euro 1,219 million of stranded costs relating to unrecoverable generation costs incurred from 2000 through 2004, as indicated in “Key events in 2004” section of the Report on Operations;
•	euro 248 million relating to the effect of the equalization of costs for the generation, transmission and distribution of electricity;
•	awarding by the Authority of euro 203 million and euro 45 million in prizes for the improvement in service quality achieved by Enel Distribuzione, in 2003 and 2004, respectively.

Receivables are offset by payables to the Electricity Equalization Fund amounting to euro 512 million (euro 377 million at December 31, 2003). Net receivables amounts to euro 1,170 million. At December 31, 2003, the net balance held with the Electricity Equalization Fund amounted to a net amount payable of euro 71 million.

Tax receivables, amounting to euro 871 million, decreased by euro 97 million primarily due to deferred tax assets (down euro 301 million), partially offset by an increase in VAT receivables (up euro 188 million).

Changes in deferred tax assets, detailed by temporary differences and determined using the applicable tax rate (IRES 33% and IRAP 4.25%), are as follows:

		Income	Other
In millions of euro		Statement	movements

	At Dec. 31, 2003	2004		At Dec. 31, 2004

Write downs of intangible and tangible assets	76	6	(1)	81
Provisions for risks and charges and write-downs generating future tax deductions	678	169	(148)	699
Tax loss carry-forwards	941	(55)	19	905
Write-downs of investments	113	164	19	296
Consolidation adjustments and other movements	230	33	95	358

Total	2,038	317	(16)	2,339

The euro 301 million increase in deferred tax assets relates mainly to the following:
•	euro 183 million increase in net deferred taxes due to write-downs of investments;
•	deferred tax assets on intercompany transaction adjusted on consolidation, with an effect of euro 128 million;
•	net euro 36 million decrease in deferred tax assets originating from tax loss carry-forwards relating mainly to Wind. In particular, in 2004, euro 192 million of deferred tax assets on tax loss carry-forwards were deemed not realizable, while euro 106 million of tax loss carry-forwards were recognized for 2004.

Total deferred tax assets relating to tax loss carry-forwards amount to euro 905 million, of which euro 763 million relating to Wind. Of this, euro 174 million pertain to losses that may be carried forward indefinitely, while the balance expires between 2005 and 2009.

With reference to trade receivables of the telecommunication sector, in 2004 Wind has continued the securitization program of its trade receivables from non-prepaid subscribers launched in 2002. With the aim of improving the efficiency of the program, in March 2004, in the original framework of the securitization of Wind’s trade receivables from non-prepaid subscribers, the program has been expanded to include certain trade receivables from corporate clients. The face value of receivables securitized at December 31, 2004, amounts to euro 1,398 million, of which euro 141 million had not yet fallen due as of December 31, 2004. The securitization provides also for the issue of “units” (Class C and Class S Units) by the French Investment Fund (FCC Eolo), which were subsequently underwritten by Wind. The price paid for the units is equal to the face value of the receivables securitized, net of a discount, and is paid partly in cash and partly through the underwriting by the seller of units not traded in a regulated market. The value of the “units” is determined monthly on the basis of collections of the receivables securitized. The risk of default borne by the seller, connected with the credit standing of debtors, is limited to the value of the said units and amounts, at the end of 2004, to euro 105 million (as compared with euro 149 million at December 31, 2003), recorded among “other receivables”. The above amount is net of the related provision for doubtful accounts which at December 31, 2004 amounts to euro 119 million (euro 45 million at December 31, 2003).

Short-term investments — Euro 962 million

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Investment in associates	2	—	2

Marketable securities:
- Enel bonds	536	519	17
- other fixed income securities	33	26	7
Total	569	545	24

Financial receivables	391	487	(96)

TOTAL	962	1,032	(70)

Enel bonds include euro 496 million of “Special bonds reserved to Enel employees”, acquired back by the Parent Company as provided by the terms of the issue.

Other fixed-income securities consists primarily of Government bonds, of which euro 25 million is deposited as collateral for fuel hedging contracts.

Financial receivables are represented by receivables from factoring transactions. The decrease of euro 96 million on December 31, 2003 is due primarily to the reduction of receivables discounted by suppliers of the Group as a result of the lower capital expenditure in the year.

Cash and cash equivalents — Euro 332 million

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Bank deposits	323	421	(98)
Post Office deposits	7	3	4
Cash on hand	2	2	—

Total	332	426	(94)

The decline in bank deposits on December 31, 2003 is due to normal operating activities.
Cash and cash equivalents are available on demand, with the exception of euro 39 million pledged as collateral for transactions entered into by Enel North America and Enel Latin America.

Accrued income and prepaid expenses
Accrued income and prepaid expenses — Euro 433 million

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Accrued income:
- financial receivables	33	37	(4)
- operating receivables	1	2	(1)
Total	34	39	(5)

Prepaid expenses:
- Issue discounts	9	2	7
- Other:
- financial expenses	167	152	15
- operating expenses	223	234	(11)
Total	399	388	11

TOTAL	433	427	6

The reduction in operating prepaid expenses is related to the change in the terms for the payment of water derivation fee which for some Italian regions was shifted to the end of each year. Other changes in accrued income and prepaid expenses reflects ordinary changes within the year.

Receivables by geographical area

			Receivables from		Receivables
			unconsolidated		from Electricity
	Financial	Trade	subsidiaries and	Receivable	Equalization	Total current
In millions of euro	receivables	receivables	associates	from others	Fund	receivables	Total	%

Italy	1,686	7,425	24	3,514	1,682	12,645	14,331	94.6%
Rest of EU	28	254	9	333	—	596	624	4.1%
Rest of non-EU Europe	—	17	—	3	—	20	20	0.1%
North America	26	19	—	24	—	43	69	0.5%
Central and South America	3	27	—	15	—	42	45	0.3%
Asia	—	50	—	1	—	51	51	0.3%
Africa	—	5	—	4	—	9	9	0.1%

TOTAL	1,743	7,797	33	3,894	1,682	13,406	15,149	100.0%

Receivables by maturity

		Falling due
		between	Falling due
	Maturing by	Jan. 1, 2006 and	beyond
In millions of euro	Dec. 31, 2005	Dec. 31, 2009	Dec. 31, 2009	Total

FINANCIAL RECEIVABLES	21	1,012	710	1,743

CURRENT RECEIVABLES
Trade receivables	7,697	97	3	7,797
Receivables from unconsolidated subsidiaries and associates	33	—	—	33
Receivable from others	2,583	1,145	166	3,894
Receivables from Electricity Equalization Fund	1,682	—	—	1,682
Total current receivables	11,995	1,242	169	13,406

Notes to the Consolidated Balance Sheet
- Liabilities and Shareholders’ Equity

Shareholders’ Equity

Changes in Shareholders’ Equity

		Share		Restatement
	Capital	premium	Legal	reserve (Law	Retained	Net
In millions of euro	stock	reserve	reserve	no. 292/1993)	earnings	income	Total

Balance at December 31, 2002	6,063	—	1,453	2,215	9,033	2,008	20,772
Translation of foreign companies’ Financial Statements and other changes	—	—	—	—	(7)	—	(7)
Revaluations	—	—	—	—	33	—	33
Appropriation of 2002 earnings:
- dividends	—	—	—	—	—	(2,183)	(2,183)
- uses of reserves	—	—	—	—	(175)	175	—
2003 net income	—	—	—	—	—	2,509	2,509
Balance at December 31, 2003	6,063	—	1,453	2,215	8,884	2,509	21,124
Translation of foreign companies’ Financial Statements and other changes	—	—	—	—	(15)	—	(15)
Appropriation of 2003 earnings:
- dividends	—	—	—	—	—	(2,195)	(2,195)
- uses of reserves	—	—	—	—	314	(314)	—
Exercise of stock-option	41	200	—	—	—	—	241
2004 results
- Net income	—	—	—	—	—	2,706	2,706
- Interim dividend	—	—	—	—	—	(2,014)	(2,014)

Balance at December 31, 2004	6,104	200	1,453	2,215	9,183	692	19,847

In the period between May 24 and June 11, 2004, and the period between November 12 and December 2, 2004, a total of 40,446,675 shares assigned through the 2002 and 2003 Stock-option Plans were exercised. Such exercise resulted in a euro 241 million increase in the Shareholders’ Equity, a euro 41 million increase in capital stock and a euro 200 million increase in the share premium reserve.
As resolved by the Shareholders’ Meeting held on May 21, 2004, on June 24, 2004, a total of euro 2,195 million, representing a dividend of euro 0.36 per share, were distributed.

Capital stock — Euro 6,104 million
Capital stock is currently made up by 6,103,521,864 ordinary shares of nominal value euro one each (6,063,075,189 shares at December 31, 2003).

At December 31, 2004, according to the Shareholders’ Register and information available, there are no shareholders holding an interest larger than 2% of the capital stock of the Company other than the Italian Treasury (with 31.45% of capital stock) and its subsidiary Cassa Depositi e Prestiti SpA (with 10.28% of capital stock).

Legal reserve — Euro 1,453 million
The legal reserve represents 24% of the Parent Company’s capital stock.

Restatement reserve (Law no.292/1993) — Euro 2,215 million
The restatement reserve includes the residual amount of adjustments recorded upon the transformation of Enel from a Governmental Entity to a corporation.
In case of distribution, the tax treatment set in article 47 of the Testo Unico Imposte sui Redditi will apply.

Retained earnings — Euro 9,183 million
Changes in the year relate to the excess dividend distributed in 2004 with respect to 2003 consolidated net income, in addition to the impact of the translation of Financial Statements of foreign subsidiaries stated in currencies other than the euro (mainly Brazilian reais and US dollars).

Interim dividend — Euro 2,014 million
On November 25, 2004, as resolved by the Board of Directors on September 9, 2004, an interim dividend amounting to 0.33 euro per share was paid, totaling euro 2,014 million.

Reconciliation between the Shareholders’ Equity and the net income of the Parent Company and those recorded in the Consolidated Financial Statements

	Net	Shareholders’	Net	Shareholders’
In millions of euro	income	Equity	income	Equity

	2004	at Dec. 31, 2004	2003	at Dec. 31, 2003

Parent Company’s Financial Statements	7,272	15,301	607	11,997
Carrying value and adjustments to the value of equity investments in consolidated subsidiaries and in associates accounted for under the equity method	3,244	(22,713)	1,910	(26,920)
Shareholders’ equity and net income (on a comparable basis) of consolidated subsidiaries, and of associates accounted for under the equity method, net of minority interests	1,998	29,440	2,027	30,696
Goodwill, related amortization and write-downs	(1,656)	5,028	(489)	6,654
Intragroup dividends	(1,947)	—	(1,230)	—
Tax effects on adjustments to the value of equity investments	854	—	(26)	(854)
Elimination of unrealized gains among Group companies, net of the related tax effect and other minor adjustments	(4,415)	(4,565)	(290)	(449)
Elimination of tax-related effects	(2,644)	(2,644)	—	—

CONSOLIDATED FINANCIAL STATEMENTS	2,706	19,847	2,509	21,124

The above reported consolidation differences does not include those recorded in some sub-consolidated accounts of other Group companies (Enel North America, Enel Latin America, Wind and Enel Distribuzione Gas).
The elimination of unrealized intragroup gains consists mainly of the elimination of capital gains on the contribution of businesses, in addition to margins earned on intragroup generation plant and power line construction activities.

Provisions for risks and charges

Changes in provisions for risks and charges

			Amounts used and	Change in
In millions of euro		Accruals	other changes	the scope of consolidation

	at Dec. 31, 2003				at Dec. 31, 2004

Retirement benefits provision	462	53	(43)	(1)	471

Tax provisions (including deferred)	2,515	365	26	(23)	2,883

Other provisions:
- Legal disputes and other contingencies:
. legal proceedings	378	77	(70)	(3)	382
. contribution due on revenues from telecommunications services (Law no. 448/1998)	194	—	(194)	—	—
. other	871	288	(252)	(6)	901
Total	1,443	365	(516)	(9)	1,283
- Early retirement incentives	40	294	(39)	—	295
Total	1,483	659	(555)	(9)	1,578

TOTAL PROVISIONS FOR RISKS AND CHARGES	4,460	1,077	(572)	(33)	4,932

Retirement benefits provision — Euro 471 million
The provision includes the present value of expected future retirement benefits for managers of Italian Group companies who retired prior to April 1, 1998, amounting to euro 397 million. Pension costs for 2004 are equal to euro 30 million, while benefits paid in the same period amount to euro 31 million. The ending balance of the provision for retirement benefits of foreign companies’ personnel is equal to euro 51 million.
The provision includes also indemnities due in lieu of notice to personnel of Italian Group companies, regulated by the contract for electricity sector employees.

Tax provisions (including deferred) — Euro 2,883 million
Changes in deferred tax assets, detailed by temporary differences and determined using the applicable tax rate (IRES 33% and IRAP 4.25%), are as follows:

		Income	Other
In millions of euro		Statement	changes

	At Dec. 31, 2003	2004		At Dec. 31, 2004

Nature of temporary differences:
Additional depreciation and write-down of investments	1,060	213	19	1,292
Extraordinary contribution to FPE recorded over 20 years	467	(29)	—	438
Accelerated depreciation recognized by subsidiaries exclusively for tax reporting purposes	603	191	1	795
Capital gains on disposals for which taxation is deferred	131	(25)	(8)	98
Tax effect on allocation of consolidation differences to net assets	50	(1)	12	61
Other items	204	16	(21)	199

Total	2,515	365	3	2,883

The provision includes deferred taxes relating primarily to accelerated depreciation recorded exclusively for tax purposes, capital gains for which taxation is deferred and income tax expense for the current year. Starting with 2004, the provision also includes the tax effect connected with the elimination of tax-related interferences carried out by consolidated companies in accordance with new company and tax regulations.
The provision includes also deferred taxes calculated on adjustments made to the accounts of consolidated companies to bring them into line with the accounting principles adopted by the Parent Company and consolidation adjustments. Changes in the period include accruals amounting to euro 365 million, representing mainly the accelerated depreciation recorded exclusively for tax purposes.

Other — Euro 1,578 million
Provision for legal disputes and other contingencies — Euro 1,283 million
The balance relates to the following components:

Legal proceedings — Euro 382 million
The provision covers potential liabilities arising from current legal proceedings and other disputes, including an estimate of possible costs and charges resulting from litigation arising in the year and an update of estimates on proceedings from previous years, based on the advice provided by internal and external legal advisors. It does not take into consideration the effect of proceedings for which a favorable outcome is expected or those for which an adverse outcome may not be reasonably quantified. For these, refer to the note on “Off Balance Sheet items”.

Contribution due on revenues from telecommunications services (ex law no. 448/1998) — Euro 0 million
In 2004, the euro 194 million accrual made in previous years against annual contributions (turnover contribution) due by holders of telecommunications licenses — for which the related resolution imposing them was appealed as deemed illegitimate — was reversed.
As a result of such litigation, on June 8, 2004 the European Court of Justice issued a pronouncement (solicited by Wind at the Lazio Administrative Court) confirming the content of the previous ruling dated September 18, 2003, to which it makes express reference, declaring the incompatibility of the contribution with EU Directive no. 97/13, thus canceling such obligation.

Other — Euro 901 million
Other accruals relate to risks and charges of various nature, connected mainly to the operation and conversion of plants, corporate restructuring costs, regulatory adjustments, penalties and other charges on Engineering contracts, and litigation with local administrations for taxes and fees of various nature (determined also according to estimates of independent legal advisors).

The item includes:
•	charges associated with the possible exercise of stock-options amounting to euro 49 million;
•	charges of various nature relating to the operation of generation plants equal to euro 51 million;
•	charges on insurance franchises amounting to euro 32 million;
•	charges for National Transmission Network usage fees for energy imported by Enel equal to euro 31 million;
•	penalties and risks on Engineering contracts, amounting to euro 27 million; and
•	charges equal to euro 13 million relating to a plant conversion from traditional to combined-cycle.

Uses of the provision in 2004 relate to charges for engineering and construction (euro 43 million) and charges incurred in the integration of Infostrada and Wind (euro 23) million.

Provision for early retirement incentives — Euro 295 million
The provision for early retirement incentives includes accruals against the extraordinary expense relating to the cost of incentives offered to employees to promote early retirement as part of the Group’s reorganization.

Employee termination indemnity

Changes in employee termination indemnity

In millions of euro

Balance at Dec. 31, 2003	1,298
Accruals	181
Payments	(364)
Changes in scope of consolidation and other changes	(20)

Balance at December 31, 2004	1,095

The provision includes all amounts accrued upon retirement of employees, in accordance with applicable legislation, net of advances paid to employees for medical expenses, the first-time purchase of a home and the acquisition of Enel shares, in addition to payments accrued to the Enel Management Pension Fund (FONDENEL) and the Enel Employee Pension Fund (FOPEN).

Accounts payable
Bonds — Euro 10,318 million
Medium- and long-term bank debt — Euro 11,672 million
The items include bond issues and other medium- and long-term financing denominated in euro and in other currencies.
Medium and long-term debt at December 31, 2004 includes bond issues guaranteed by the Italian State amounting to euro 1,412 million (euro 1,375 million at the end of 2003) and bank loans guaranteed by the Italian State amounting to euro 133 million (euro 185 million at the end of 2003).

Medium- and long-term debt

	Maturity
In millions of euro	range	Balance	Balance	Maturing by

		at Dec. 31, 2003	at Dec. 31, 2004	2005	2006	2007	2008	2009	Beyond

Bonds:
- listed fixed-rate	2005-2033	7,198	7,248	750	225	—	1,000	—	5,273
- listed floating-rate	2006-2010	602	402	—	166	—	50	86	100
- unlisted fixed-rate	2005-2008	194	194	76	45	—	73	—	—
- unlisted floating-rate	2005-2032	2,273	2,349	21	21	22	21	330	1,934
- fixed-rate EU agencies	2005-2010	153	116	38	36	31	9	1	1
- floating-rate EU agencies	2005-2009	11	9	3	3	1	1	1	—
Total		10,431	10,318	888	496	54	1,154	418	7,308
Bank loans:
- fixed-rate	2005-2014	103	89	18	10	8	6	5	42
- floating-rate	2005-2024	8,319	8,155	314	1,869	688	997	1,248	3,039
- fixed-rate EU agencies	2005-2009	166	121	36	30	30	12	13	—
- floating-rate EU agencies	2005-2018	3,363	3,307	106	267	295	394	408	1,837
Total		11,951	11,672	474	2,176	1,021	1,409	1,674	4,918

TOTAL		22,382	21,990	1,362	2,672	1,075	2,563	2,092	12,226

Bonds include euro 536 million relating to Enel bonds acquired back by Group companies and recorded under Marketable securities among current assets. The Parent Company holds unlisted “1994-2019 Special bonds reserved to personnel” floating-rate bonds amounting to euro 496 million.

Breakdown of debt by currency and interest rate

			Average		Average
			interest		interest
In millions of euro	Maturity range	Balance	rate	Balance	rate

		at Dec. 31, 2003		at Dec. 31, 2004

Euro	2005-2033	21,872	3.98%	21,304	3.58%
US dollar	2005-2016	56	7.02%	86	8.36%
British pound	2007-2033	67	6.16%	64	5.98%
Swiss franc	2007-2009	41	6.87%	30	6.78%
Yen	2005-2010	149	1.80%	141	1.60%
Brazilian real	2016	163	14.50%	332	12.51%
Other currencies	2012	34	7.75%	33	10.15%
Total non-euro currencies		510		686

TOTAL		22,382		21,990

Changes in medium- and long-term debt

				Changes in	Foreign
				scope of	exchange
In millions of euro	Balance	Repayments	New debt	consolidation	differences	Balance

	at Dec. 31, 2003					at Dec. 31, 2004

Fixed-rate bonds	7,545	(3,037)	3,050	—	—	7,558
Floating-rate bonds	2,886	(223)	97	—	—	2,760
Fixed-rate bank loans	269	(59)	2	—	(2)	210
Floating-rate bank loans	11,682	(1,080)	826	33	1	11,462

Total	22,382	(4,399)	3,975	33	(1)	21,990

Compared to December 31, 2003, bonds and medium- and long-term bank loans show an overall decline of euro 392 million, of which euro 4,399 million relates to repayments, euro 3,975 million to new debt, euro 33 million to changes in the scope of consolidation, and euro 1 million to foreign exchange differences.
Repayments relates primarily to a euro 2,000 million bond issue carried out by Enel Investment Holding BV on June 7, 2001 and expiring in June 2004, euro 1,000 million obtained by Enel SpA on October 5, 1999 and due in October 2004, euro 200 million obtained by Camuzzi Finance on July 29, 1999 and due in July 2004, and other debt expiring, prevalently relating to the Parent Company.

With regards to funding operations in 2004, in the context of a euro 10 billion Medium Term Notes program, on May 6, 2004 two euro 750 million bond issues having respectively a 7 and 20-year maturity, were issued at the terms and conditions summarized below:

	7-year bonds	20-year bonds

Amount	euro 750 million	euro 750 million
Repayment	in full on May 20, 2011	in full on May 20, 2024
Interest rate	4.125%	5.25%
Issuance price	99.553	99.586
Early repayment	Not allowed	Not allowed
Listed at	Luxembourg	Luxembourg

As part of the same program, in 2004, Enel Investment Holding BV issued through private placement, a euro 150 million bond.
Additionally, on October 12, 2004, Terna issued through private placements two series of bonds, one amounting to euro 600 million with a 10-year maturity, and one to euro 800 million with a 20-year maturity. The terms of the issues are summarized in the table below.

	10-year bonds	20-year bonds

Amount	euro 600 million	euro 800 million
Repayment	in full on October 28, 2014	in full on October 28, 2024
Interest rate	4.25%	4.90%
Issuance price	99.968	99.624
Early repayment	Not allowed	Not allowed
Listed at	Luxembourg	Luxembourg

The remaining new debt consists primarily of euro 450 million of funds drawn by Wind on two Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on the network. Such credit lines are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread are determined.
With regards to secured loans extended by banks, first and second degree liens were recorded on the entire capital stock of companies IT-net, Italia On Line, Mondo Wind and Enel.Net, controlled by Wind Telecomunicazioni, as well as companies TSN and Novatrans, controlled by Terna.

At December 31, 2004, floating-rate debt accounted for about 65% of total medium- and long-term debt outstanding. To reduce exposure to interest rate risk, at the same date the Group had entered into interest rate hedging transactions having a total notional value of euro 9,742 million, of which euro 9,256 million of interest rate swaps, euro 60 million of swaptions and euro 426 million of interest rate collars. After taking into account such hedging positions, the total exposure to interest rate fluctuations, weighting interest rate collar and swaption nominal values, can be estimated at about 47% of outstanding debt.

The fair value at December 31, 2004 of interest rate hedging instruments is negative by euro 375 million. The amount is net of euro 26 million relating to four currency swap transactions (linked to three bond issues denominated in yen, issued in 2001, and one denominated in British pounds, issued in 2003 through a private placement as part of a Medium Term Notes program, whose value is included under Bonds), in addition to euro 43 million consisting of accruals and adjustments already recorded. It should however be noted that a large part of the negative fair value of hedging transactions, mainly due to decline of interest rates in the past years, is offset by the parallel decline in the financial expense on the floating-rate portion of debt. The fair value of medium and long term financial indebtedness at December 31, 2004 was euro 22,362 million.

Short-term bank debt — Euro 2,562 million
Payables to other financing entities: Commercial paper — Euro 2,487 million
At December 31, 2004, short-term bank debt amounted to euro 2,562 million, down euro 609 million from December 31, 2003. The amount include uses under 18 month revolving credit lines amounting to euro 400 million.
A new revolving credit line amounting to euro 3 billion was extended in December 2003, of which euro 1 billion expiring in 1 year and euro 2 billion in 5 years. The 1-year portion (euro 1 billion) expired in 2004, while at December 31, 2004 the 5-year portion had not been utilized.

Commercial paper payables outstanding at the end of the year relate to the Commercial Paper Program launched in 2001 by Enel Investment Holding BV under the Parent Company’s guarantee for a maximum amount of euro 1,500 million. At December 31, 2004, financing drawn on the program, whose maximum amount was raised to euro 2,500 million in May 2004, amounted to euro 2,487 million, of which euro 1,817 million denominated in euro, euro 361 million in US dollars, euro 186 million in British pounds, euro 66 million in yen, euro 31 million in Canadian dollars and euro 26 million in Swiss francs. The currency risk related to debt denominated in currencies other than euro was fully hedged through a currency swap entered into at the time of issuance.

Short-term financial debt remained at a significant level also in 2004, allowing to maintain a high flexibility in the management of the overall debt exposure and to continue to take advantage of the level of interest rates for shorter maturities.

Payables to other financing entities: other loans — Euro 163 million
The balance is in line with December 31, 2003 and relates almost entirely to loans extended to Enel North America and Enel Latin America.

Trade and other payables — Euro 13,922 million

Trade and other payables

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Advances	2,977	3,108	(131)
Trade payables	6,611	5,770	841
Payables to unconsolidated subsidiaries and associates	115	71	44
Tax payables	339	1,747	(1,408)
Social Security payables	176	175	1
Payables to Electricity Equalization Fund	512	377	135
Other payables	3,192	3,204	(12)

Total	13,922	14,452	(530)

Advances — Euro 2,977 million
The euro 131 million decrease in advances can be attributed primarily to the completion of certain contracts in the Engineering and contracting sector for customers outside the Group.

Trade payables — Euro 6,611 million
Trade payables include payables for the supply of electricity, fuel, materials and equipment, in addition to those relating to contract work carried out and other services supplied by December 31, 2004.
As already commented in the note on trade receivables, the increase in trade payables on December 31, 2003 (up euro 841 million) can be traced to the mentioned start of operation of the Pool Market on April 1, 2004, providing for the introduction of an entity acting as an intermediary between generation companies and distributors of electricity, only partially offset by the decrease in payables related to the Telecommunications sector.

Payables to unconsolidated subsidiaries and associates — Euro 115 million
These relate mainly to trade payables to Leasys (euro 85 million) and Cesi (euro 24 million).

Tax payables — Euro 339 million

Tax payables

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

VAT payable	64	253	(189)
Withholding taxes	84	93	(9)
Electricity and gas consumption taxes	56	102	(46)
Substitute tax due upon freeing-up of accelerated depreciation reserves	7	89	(82)
Income taxes	97	714	(617)
Substitute tax on revaluations (Law 350/2003)	—	462	(462)
Other	31	34	(3)

Total	339	1,747	(1,408)

The euro 1,408 million decline in tax payables is due to the joint effect of the following:
•	euro 617 million reduction in income taxes payable mainly due to lower IRES income taxes payables;
•	payment of euro 462 million as substitute tax on the revaluation of assets carried out in the previous year by main Group companies;
•	payment of euro 82 million as substitute tax on the freeing-up of accelerated depreciation reserves carried out in the two previous years;
•	euro 189 million decrease in VAT payable.

The tax position of the Parent Company has been defined up to fiscal year 2000, both for VAT and income tax purposes.

Social Security payables — Euro 176 million
The balance is in line with the amount reported at December 31, 2003 (euro 175 million).

Other payables — Euro 3,192 million

Other payables

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Security deposits and reimbursements due to customers	1,660	1,614	46
Payable to personnel	306	389	(83)
Payable to Italian Treasury for UMTS license	217	253	(36)
Payable to Italian State Railways for TLC network	233	260	(27)
Water and urban development fees	117	128	(11)
Prepaid telephone traffic	170	165	5
Other payables	489	395	94

Total	3,192	3,204	(12)

Other payables are in line with the previous year. The euro 39 million increase in “Other payables” related to the development of the securitization program between Wind and CALYON SA, formerly Crèdit Agricole Indosuez SA, for the securitization of a portfolio of client receivables, both billed and unbilled, generated from the supply of fixed-line and mobile telephone services.

Payables to the Electricity Equalization Fund — Euro 512 million
Payables to the Electricity Equalization Fund are disclosed in the note to the corresponding asset item.

Accrued liabilities and deferred income
Accrued liabilities and deferred income — Euro 1,256 million

Accrued liabilities and deferred income

In millions of euro

	at Dec. 31, 2004	at Dec. 31, 2003	Change

Accrued liabilities:
- accrued interest	232	253	(21)
- operating payables	31	30	1
Total	263	283	(20)

Deferred income:
- deferred interest	35	21	14
- deferred operating income	958	830	128
Total	993	851	142

TOTAL	1,256	1,134	122

The increase in deferred operating income relates to grants received for tangible assets. Grants received are amortized into income based on the estimated useful life of the related asset. The increase in the latter is due primarily to the extension in the useful life of medium- and low-voltage distribution lines to which grants are correlated, carried out in the year.

Payables by geographical area

						Payables to
						unconsolidated
		Bank	Other		Trade	subsidiaries	Other
In millions of euro	Bonds	Loans	loans	Advances	payables	and associates	payables	Total	%

Italy	2,688	5,630	5	1,879	5,731	109	4,126	20,168	49.0%
Rest of EU	7,472	8,155	2,494	197	477	6	65	18,866	45.9%
Rest of non-EU Europe	70	—	—	—	179	—	3	252	0.6%
North America	46	22	98	—	32	—	1	199	0.5%
Central and South America	—	427	53	—	14	—	24	518	1.3%
Asia	6	—	—	810	148	—	—	964	2.3%
Africa	—	—	—	91	29	—	—	120	0.3%
Other	36	—	—	—	1	—	—	37	0.1%

Total	10,318	14,234	2,650	2,977	6,611	115	4,219	41,124	100.0%

Payables by maturity

		Falling due between	Falling due
	Maturing by	Jan. 1, 2006 and	beyond
In millions of euro	Dec. 31, 2005	Dec. 31, 2009	Dec. 31, 2009	Total

LOANS
Bonds	888	2,122	7,308	10,318
Medium- and long-term bank loans	474	6,280	4,918	11,672
Short-term bank loans	2,562	—	—	2,562
Other loans	2,521	54	75	2,650
Total loans	6,445	8,456	12,301	27,202

OTHER ACCOUNTS PAYABLE
Advances	2,955	22	—	2,977
Trade payables	6,554	56	1	6,611
Payables to unconsolidated subsidiaries and associates	115	—	—	115
Tax payables	339	—	—	339
Social security payables	175	1	—	176
Other payables	2,775	333	84	3,192
Payables to Electricity Equalization Fund	512	—	—	512
Total other accounts payable	13,425	412	85	13,922

TOTAL	19,870	8,868	12,386	41,124

Commitments — Euro 45,610 million
Commitments include amounts relating to guarantees, risks and other commitments as shown below:

In millions of euro

	At Dec. 31, 2004	at Dec. 31, 2003	2004-2003

GUARANTEES GIVEN
Guarantees on loans to:
- third party	811	—	811
- ELCOGAS SA	14	14	—
- Cesi SpA	—	3	(3)
Total	825	17	808

OTHER COMMITMENTS Commitments to suppliers of:
- electricity	3,642	3,644	(2)
- fuel	28,542	29,185	(643)
- sundry supplies	2,101	2,162	(61)
- contract work	2,032	2,355	(323)
Commodity hedging contracts	553	90	463
Forward currency purchases	1,672	1,537	135
Forward currency sales	940	745	195
Contract differentials with the Single Buyer	5,133	—	5,133
Congestion fee with GRTN	118	—	118
Other	52	107	(55)
Total	44,785	39,825	4,960

TOTAL	45,610	39,842	5,768

Guarantees given to a third party relate prevalently to guarantees given in conjunction with the sale of the real estate business and the corresponding lease for six years plus six months beginning July 2004 of the some of the same property. The amount of guarantee decreases each year based on a predetermined amount.

Commitments to purchase electricity relate primarily to imports, mainly from France, destined to the domestic market.

Commitments to suppliers of electricity

In millions of euro

Period:
2005-2009	3,002
2010-2014	640

Total	3,642

As the price of fuel supplies is variable and for the most part denominated in foreign currency, amounts have been calculated according to parameters and exchange rates at the end of the period and are as follows:

Commitments to suppliers of fuel

In millions of euro	Natural gas	Fuel oil	Coal	Logistics services	Total

Period:
2005-2009	9,533	739	538	235	11,045
2010-2014	8,746	—	187	.	8,933
2015-2019	7,085	—	187	—	7,272
2020 and over	1,218	—	74	—	1,292

Total	26,582	739	986	235	28,542

The Enel Group purchases electricity abroad and fuel on the international oil, natural gas and coal markets. It is consequently exposed to the risk of fluctuations in exchange rates and in the price of energy commodities.

Until March 31, 2004, electricity tariffs included a component aimed at covering the cost of fuel and that of the import of electricity based on a basket of fuels whose prices are listed on international markets and generally denominated in US dollars. As a result, until such date, the exposure of the Enel Group to currency and commodity price fluctuations for the generation and sale of electricity related primarily to the time lag between the purchase of fuels and the time at which the reimbursement was calculated. In addition, exposure to risk is also affected by the different mix of fuels used in the generation process vis-à-vis the fuel basket used as a benchmark in determining the tariff applied.
The start of operation in April 2004 of the Pool Market exposes the Group to risk originating from the mechanism through which the price is formed in the exchange of competitive bids of participants in the market.

The current regulatory framework allows generation companies to conclude fixed-price bilateral contracts outside the Pool Market and to stipulate “contracts for differences” both with the Single Buyer and with eligible parties. Contracts of such nature stipulated by Enel in 2004 reduced considerably exposure to exchange price risk.
Exposure to fuel prices, in addition to the purchase and sale of gas for resale or trading, was managed through hedging contracts.

At December 31, 2004, commodity hedging transactions consist of swap and futures contracts having a notional value of euro 553 million, while forward currency contracts amount to euro 536 million - recorded among commitments both as forward currency purchases and sales due to the fact that the structure of these financial operations includes both a sale and a purchase side.

The remaining commitments recorded for the forward purchase and sale of currencies relate primarily to hedging transactions to cover risks deriving from receivables, trade payables and future cash flows.
The increase in commitments for forward purchases and sales with respect to December 31, 2003 can be traced primarily to the hedging activity related to the new issuances of commercial paper in currencies other than euro, and commodity price risk, which at the end of 2003 was strongly reduced in view of the start of operation of the Pool Market.
At December 31, 2004, the amount of unhedged risk relating to hedging transactions not connected to specific underlying positions, entered into with the objective of managing overall currency and commodity risk, amounted to a notional value of euro 260 million (consisting of euro 215 million of forward contracts and euro 45 million of currency options). The fair value of such transactions is close to zero, as they are for the most part operations that offset each other.

Commitments to the Acquirente Unico SpA (Single Buyer) for “Contracts for differences” relate to the hedge transactions entered into by the Single Buyer with the objective of managing price risk for the energy purchased in the Pool market for resale to not-eligible clients in 2005. The notional amount of these contracts is euro 5,133 million and is determined based on the quantities of energy corresponding to the underlying power bands, deemed flat within any given day during all the year, and the average monthly tariff per hour in 2004. Had the notional amount been determined using the power band for only the hours of activation for each product estimated by the Single Buyer and the average monthly tariff per hour in 2004, its value would have amounted to euro 3,152 million. When the single national price (PUN) is higher than the strike price, the operating mechanism of such “Contracts for differences” provides for the companies that have been awarded the contract to pay to the Single Buyer the difference between the PUN and the strike price. In case the PUN is lower than or equal to the strike price, the Single Buyer pays to the said companies, instead of the difference between the PUN and the strike price, a fixed monthly price equal to the amount in the bid won for the related product. Under these contracts, in 2005 the Single Buyer will award to the Group Companies a fixed premium of about euro 1,678 million.

Commitments to the GRTN for international congestion fee amounts to euro 118 million and are recognized on the basis of the estimated notional amount of the underlying energy and the average monthly tariff per hour in 2004.

Off Balance Sheet Items

Rulings on tariffs

A number of industrial customers that consume large amounts of electricity have questioned, in full or in part, the legitimacy of the method with which the CIP and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.
All decisions taken up to now have confirmed the legitimacy of measures appealed.

Environmental issues

Controversies on environmental issues relate to the installation and operation of power lines and equipment, and similarly affect Enel Distribuzione and Terna, which inherited from Enel the related relationships. The issue may therefore be discussed jointly for the two companies, for which the most critical factor is represented by the effects connected to electromagnetic fields generated by equipment in use.
The two companies replaced Enel in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms.
In a number of cases claims for health related damages caused by electromagnetic fields have been filed.
Recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is frequent. The outcome of litigation on these issues continues however to be favorable to Enel.
With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to Group companies. All of these have been appealed so that at the present date there are no final pronouncements against Group companies, while no damages for health reasons have ever been granted.
With regards to Enel Distribuzione, there were also a number of procedures concerning electromagnetic fields generated by medium- and low-voltage cabins located inside buildings. In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.
Litigation concerning the effect of electric and magnetic fields evolved in favor of Enel following the coming into effect of a law on electromagnetic emissions (Law 36/2001) on March 22, 2001 and the related implementation regulations (Decree of the President of the Council of Ministers (DPCM) no. 11719 and no. 11723 dated July 8, 2003). The new Law regulates the field and establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory, defining “exposure limits”, “attention thresholds” and “quality objectives” introduced through the mentioned DPCM.

New regulations apply to low frequency equipment such as transmission lines, distribution lines and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephone services. The new regulations will introduce a ten-year program for the environmental upgrade of the whole national network to new exposure limits, in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the general interest.
Following new regulations contained in Section V of the Italian Constitution — introduced through Constitutional Law no. 3/2001 that redefines normative, State and Regional responsibilities — a ruling of the Constitutional Court regarding relationships between the State and Regions in this context was issued. The issue arose following the introduction of a law by the Campania Region (Law no. 3 dated November 24, 2001) setting stricter limits than those set by the former related DPCM of 1992 and by the recent DPCM dated July 8, 2003, also with regards to environmental work on power lines (requiring extensive work on a considerable part of the network, without providing specifically for the reimbursement of costs incurred) which was upheld by the Italian Government before the Constitutional Court on the grounds that it exceeds regional venue and is in contrast with current legislation. On October 7, 2003, the Constitutional Court ruled as constitutionally illegitimate the said law promulgated by the Campania Region, establishing the principle that limits established by the laws of the State may not be derogated, also in case of stricter limits, by regional legislation, as the protection of health must be insured uniformly on the whole national territory.
A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors, the Company believes the possibility of negative outcomes to be remote. For a limited number of cases, an unfavorable outcome may not however be ruled out completely. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the “Provision for legal disputes and other contingencies”.

Litigation relating to measures taken by the Antitrust Authority regarding Enel Energia

On March 7, 2002, the Antitrust Authority opened an inquiry involving Enel Energia (formerly Enel Trade) and the Parent Company for their alleged abuse of dominant position in the market for electricity sales to eligible customers. The proceedings regard some contractual clauses included by Enel Energia in contracts for the sale of electricity to its customers in 2002 that would allegedly determine a “retentive effect” on customers and limit free competition, exploiting the advantage deriving from the availability of electricity throughout the day.
On November 27, 2003, the Authority, having concluded the enquiry and heard the parties involved, ruled that “the conduct kept by Enel SpA through Enel Energia SpA constitutes a serious violation of article 82 of the EU Treaty” and commended a fine to the Parent Company in the amount of euro 2.5 million.
The Parent Company and Enel Energia submitted an appeal to the Lazio Regional Administrative Court against the mentioned ruling of the Authority, deeming Enel Energia not to hold a dominant position in the market under examination in the period considered by the inquiry; that an abuse of dominant position cannot be claimed; and that, in any case, the conduct assessed by the Authority cannot be ascribed to the Parent Company.
While awaiting the resolution of the case, the Parent Company paid the sanction within the 90-day term provided.

Out-of-court and judicial litigation connected with the blackout occurred on September 28, 2003

With regards to the blackout occurred on September 28, 2003, Enel Distribuzione received numerous letters (mostly in accordance with forms prepared by consumer associations), regarding requests for automatic and pre-set reimbursements pursuant to the Electricity Service Charter and resolutions of the Authority for Electricity and Gas (euro 25.82), in addition to further damages to be quantified by the customer with the aim of evaluating possible legal action.
Enel Distribuzione contested such requests with the following arguments: firstly, both Authority resolutions and the mentioned Electricity Service Charter (whose related norms were abrogated) do not provide for automatic and pre-set reimbursements in the case of an interruption of supply, as specified by the Authority in a press release issued on October 2, 2003. Secondly, the causes for the interruption in the supply of electricity occurred on September 28, 2003 can be ascribed to exceptional events that are extraneous to the company, for which it cannot therefore be liable and held responsible in any way in relation to the events occurred.

With regards to law suits, at December 31, 2004, 14,000 proceedings against Enel were pending (almost all at Small Settlement Courts). All these related to requests for asserted damages (from stress, damaging of food products, interruption of productive activities, etc.) and automatic and pre-set reimbursements based on the mentioned resolutions of the Authority and Electricity Service Charters. Enel believes that the blackout, due to the manner and intensity with which it took place, represents an accidental and unpredictable event the responsibility of which cannot therefore fall in any way on the Company. For the reasons already explained, Enel believes further that the blackout does not fall among events for which an indemnification is due according to the supply contract or resolutions of the Authority.
Approximately one hundred rulings were issued in the context of the above litigation, approximately ten against Enel and eight in favor of Enel. The rulings against Enel were appealed.

Notes to the Consolidated Income Statement

Revenues

Revenues

In millions of euro

	2004	2003	2004-2003

Revenues from sales and services:
- electricity sales and transport	25,221	19,844	5,377
- natural gas sales to end users	1,374	1,254	120
- fuel trading	894	1,604	(710)
- Electricity Equalization Fund contributions	17	179	(162)
- Transmission Network usage fees	929	834	95
- connection fees for the electricity and gas networks	675	684	(9)
- telecommunication services	4,168	3,959	209
- other sales and services	1,051	579	472
Total	34,329	28,937	5,392

Change in contract work in progress	(17)	1,085	(1,102)
Capitalized expenses	1,023	944	79
Other revenues	2,295	1,408	887

TOTAL REVENUES	37,630	32,374	5,256

Revenues for 2004 by geographical area are as follows:

In millions of euro

	2004		2003

Italy	35,405	94.09%	30,338	93.71%
Rest of EU	1,648	4.38%	1,034	3.19%
Rest of non-EU Europe	189	0.50%	448	1.38%
North America	96	0.25%	119	0.37%
Central and South America	206	0.55%	114	0.35%
Asia	71	0.19%	246	0.76%
Africa	14	0.04%	34	0.11%
Other	1	0.00%	41	0.13%

TOTAL	37,630	100.00%	32,374	100.00%

Revenues from sales and services — Euro 34,329 million
The comparison of revenues from the sale and transport of electricity for 2004 and 2003 is affected by the start of operation of the Pool Market and of the Single Buyer, generating an increase in revenues from the sale and cost for the purchase of electricity.

Revenues from the sale of natural gas to end users increased by euro 120 million due primarily to higher volumes. The purchases of the Sicilmetano and Ottogas Groups in 2004 accounted for a euro 24 million increase in revenues.

Revenues from fuel trading declined by euro 710 million due to lower trading activity of Enel Trade. The decline is due to the termination in the last part of 2003 of contracts with Tirreno Power and Edipower, some months after their exit from the Group, in addition to Enel Trade’s increased focus on the procurement of fuel and gas for Group companies.

Electricity Equalization Fund contributions declined by euro 162 million due to the fact that the balance for 2003 included euro 102 million relating to costs incurred for green certificates incurred in 2002 which were reimbursed to Enel in 2003, and euro 68 million relating to contributions recognized on previous years’ generation of plants falling under the incentives of CIP Resolution no. 6/92, no longer present in 2004.

Fees from the use of the National Transmission Network increase by euro 29 million due to a tariff increase in the Italian market and by euro 66 million due to the higher volume of electricity transported in Brasil.

Connection fees for the electricity and gas networks declined by 9 million due to a lower amount of requests for power increases and new connections to the electric grid.

Revenues from telecommunications services increased by euro 209 million due to higher traffic reported by Wind in the mobile telephone segment, which confirms the market growth reported by Wind with both consumer and corporate customers, partly offset by a slight decline in revenues from fixed-line telephone services.

Revenues from other sales and services increased by euro 472 million primarily as a result of the construction by Enelpower of the Barka power station in Oman for A.E.S. and that of Sermide for Edipower. Such increase is net of the euro 59 million generated by the disposal of subsidiaries in the environmental services sector.

Change in contract work in progress — Euro (17) million
Contract work in progress declined by euro 1,102 million due to the completion of power plants by Enelpower which is offset by revenues from Engineering and Contracting activities for the year.

Capitalized expenses — Euro 1,023 million
Capitalized expenses grew by euro 79 million due to increased internal construction of plant and equipment, primarily in the electricity distribution network area.

Revenues from other sales and services — Euro 2,295 million
The euro 887 million increase is due to the following:
•	proceeds of euro 1,219 million from recognition of the right to the reimbursement of stranded costs relating to costs for generation and natural gas imported from Nigeria sustained in 2000-2004 as determined by the Ministry of Productive Activities of a Decree dated August 6, 2004;
•	reversal of the accrual made in previous years by Wind for the contribution payable pursuant to Law no. 448, December 23, 1998, amounting to euro 194 million, as already explained in the note on Provisions for risks and charges;
•	awarding by the Authority of euro 248 million in prizes for the improvement in service quality achieved by Enel Distribuzione during the year 2003 and 2004 (euro 147 million in 2003, relating to improvements achieved in 2002);
•	euro 55 million reduction in non-recurring income;
•	the fact that revenues for 2003 benefited from the reimbursement of euro 410 million of charges previously recorded in 2002 on account of the hydroelectric surcharge;
•	euro 50 million decline in revenues generated by IT activities, franchising, real estate and facility management activities, and by the Water sector.

Operating costs

Operating costs

In millions of euro

	2004	2003	2004-2003

Materials and fuels:
- fuel for thermal generation and gas for distribution	5,377	6,279	(902)
- electricity purchased from third parties	10,465	4,620	5,845
- materials	1,319	1,859	(540)
Total	17,161	12,758	4,403

Services	4,734	4,641	93
Leases and rentals	766	734	32
Personnel	3,315	3,440	(125)
Intangible asset amortization	1,289	1,253	36
Tangible asset depreciation	2,888	3,257	(369)
Write-downs	247	209	38

Change in inventories	(76)	36	(112)
Accruals to provisions for risks and charges	210	266	(56)
Other accruals	55	118	(63)
Other operating costs	716	930	(214)

TOTAL	31,305	27,642	3,663

Costs for the purchase of fuel for thermal generation and gas for distribution declined by euro 902 million due to lower quantities traded by Enel Trade, as already described in the note to the related revenue item.

The growth in the cost for electricity purchased from third parties, up euro 5,845 million, is connected to the start of operation of the Pool Market in April 2004, as described in the note on Revenues from the sale and transport of electricity.

The cost for the acquisition of materials amounts to euro 1,319 million and declined by euro 540 million primarily due to lower Engineering and contracting activities.

The cost of services received grew by euro 93 million primarily due to higher electricity transport costs (up euro 163 million) and advertising and printing costs (up euro 66 million), only partially offset by lower costs relating to Engineering and contracting activities, down euro 95 million.

The cost of leases and rentals grew by euro 32 million due to the sale in July 2004 of NewReal, which previously owned some of the buildings used by Group companies.

Personnel costs declined by euro 125 million primarily due to the reduction in headcount in the Networks, Infrastructure and Sales Divisions.
The table below shows the average number of employees by category, as compared with 2003, and the total number of employees at December 31, 2004.

	Average number of employees			Employees

	2004	2003	2004-2003	at Dec. 31, 2004

Managers	771	842	(71)	705
Officers	4,947	5,079	(132)	4,847
Employees	38,047	40,012	(1,965)	38,027
Workers	18,453	21,270	(2,817)	18,319

Total	62,218	67,203	(4,985)	61,898

Intangible asset amortization increased by euro 36 million, primarily due to the effect of the amortization charge of goodwill relating to the Telecommunications sector.

Tangible asset depreciation declined by euro 369 million. As indicated in the related note to the Consolidated Balance Sheet, the review of the useful life of transmission lines resulted in a euro 518 million reduction in depreciation recorded by the Networks, Infrastructure and Sales Division. Such effect is countered by the growth in depreciation charges connected with capital expenditure made in 2004 and in 2003 on distribution and telecommunications networks.

Write-downs grew by euro 38 million due almost entirely to an increase in the provision for doubtful accounts (up euro 68 million) made to bring the value of receivables in line with their expected realizable value, partially offset by lower write-downs of fixed assets (down euro 30 million).

Accruals to the provisions for risks and charges and other accruals relate to accruals made to the “Provision for legal disputes and other contingencies” described in the note to the related liability item.

The euro 214 million decline in other operating costs reflects mainly:
•	a euro 97 million decrease in charges incurred by Enel Distribuzione in the electricity system for the recovery of the continuity of the service. This reduction results from the introduction of new regulations that provide for the amount collected by customers to be recovered directly by the Electricity Equalization Fund. In 2003 such costs were recovered through sales tariffs resulting both in costs and revenues of the same amount to be recorded by distributors;

•	lower purchases of “green certificates” (down euro 30 million);
•	recognition in 2003 of a non-recurring item of euro 30 million relating to charges following the settlement of a claim after the abandonment of an engineering project in Libya;
•	recognition in 2003 of euro 20 million in charges as partial reimbursement of the margin realized on net electricity imported for non-eligible customers (Authority Resolution n. 226/02), no longer due in 2004.

Compensation of Directors and Statutory Auditors of the Parent Company for positions held in the same and in subsidiaries in 2004 were euro 5.1 million for Directors and euro 0.2 million for Statutory Auditors.

Financial income (expense)

In millions of euro

	2004	2003	2004-2003

Financial income from investments and long-term receivables	50	37	13
Other financial incomes
- associated companies	2	3	(1)
- other	119	128	(9)
Total financial income	171	168	3

Financial expense:
- on bonds issues	505	464	41
- on bank loans	553	695	(142)
- other	217	128	89
Total financial expense	1,275	1,287	(12)

Foreign exchange gains (losses)	5	1	4

TOTAL	(1,099)	(1,118)	19

Enel’s current debt management strategy focuses on the gradual shift towards longer maturities and increased hedging of interest rate risk. In this context, the net financial expense declines slightly on 2003, while interest rates and average financial debt register a modest reduction with respect to the previous year. Interest charges on bank loans decline sharply due primarily to the decline in interest rates, of spreads applied and average bank debt outstanding, while other financial charges rise with respect to the previous year. Such growth is connected with the sharp increase in the hedging of interest rate risk on Wind’s debt, in addition to the hedging of part of interest rate risk on bond issues.

The net financial expense for 2004 includes net foreign exchange gains amounting to euro 5 million, as shown in the table below:

In millions of euro

	2004	2003	2004-2003

Foreign exchange gains
- Realized gains	189	244	(55)
- Unrealized gains	14	26	(12)
Total	203	270	(67)

Foreign exchange losses
- Realized losses	176	212	(36)
- Unrealized losses	22	57	(35)
Total	198	269	(71)

TOTAL	5	1	4

Write-downs of financial assets — Euro (43) million
The euro 43 million negative balance results from the valuation of associates’ shareholders’ Equity and to the write-down in the book value of other investments due to permanent losses in value, as commented in the note on Long-term financial assets.

Extraordinary items — Euro (818) million

Extraordinary income amounts to euro 1,151 million and consists of the following:
•	euro 860 million relating to the public offering of a 50% share in Terna’s capital stock in June 2004, including minority interests’ share in net income for the 1st Half of 2004;
•	euro 113 million capital gain on the sale of NewReal in July 2004, inclusive of adjustments to the sale price;
•	adjustments of various nature relating to Wind, equal to euro 29 million;
•	euro 26 million relating to adjustments on income taxes for the previous year resulting from the definition of the tax treatment of some items following clarifications issued by tax authorities subsequent to the time at which the 2003 Financial Statements were prepared;
•	release of euro 22 million from the Provision for restructuring costs, accrued in the previous year in the Real Estate sector;
•	capital gains realized on the disposal of minor distribution networks amounting to euro 11 million;
•	extraordinary income and other items amounting to euro 90 million.

Extraordinary expense amounted to euro 1,969 million and consisted of the following:
•	euro 1,116 million write-down in consolidation difference relating to the Telecommunications sector to bring its value into line with the market value implicit in the offer considered by the Board of Directors at its April 9 meeting;
•	charges on early retirement incentives amounting to euro 435 million;
•	write-down of tangible assets taken out of service by Wind as a result of the reorganization of the network, amounting to euro 57 million;
•	expenses incurred in conjunction with the public offering of 50% of Terna’s capital stock (including the accrual for bonus shares), amounting to euro 52 million;
•	adjustments to the value of certain Balance Sheet items, amounting to euro 41 million, due to differences emerged upon the elimination of tax-related items in individual Financial Statements of some Group companies;
•	adjustments relating to electricity and gas on transactions carried out in previous years, amounting to euro 39 million;
•	charges relating to the tax amnesty amounting to euro 31 million;
•	adjustments, write-downs and other items of various nature relating to Wind, amounting to euro 26 million;
•	charges amounting to euro 21 million on the conversion of the Santa Barbara power plant;
•	charges amounting to euro 20 million on the final settlement between Enel and Endesa regarding compliance with obligations of the two companies with regards to the sale of the equity investment in Elettrogen to Endesa;
•	charges on guarantees pledged upon the sale of NewReal, amounting to euro 20 million;
•	capital loss on the disposal of a business in the Water sector, amounting to euro 12 million;
•	previous years’ taxes amounting to euro 9 million;
•	extraordinary charges of various nature, amounting to euro 90 million.

Income taxes — Euro 1,533 million
Income taxes for 2004, amounting to euro 1,533 million (euro 966 million in 2003) include current income taxes of euro 1,485 million and net deferred tax liabilities of euro 48 million.

The difference between the normal tax rate (IRES 33%) and the total effective tax rate of 35.1% is due to the following factors:

	In millions
	of euro	%

Income before taxes	4,365
Normal tax rate (33%)	1,440	33.0%
Excess of net deferred taxes liabilities	(474)	-10.9%
Permanent differences and minor items:
- non-taxable capital gains	(299)	-6.8%
- other	425	9.7%

IRES (current and deferred)	1,092	25.0%
Foreign income taxes	22	0.5%
IRAP and other income taxes	419	9.6%

INCOME TAXES	1,533	35.1%

The excess of net deferred tax liabilities (euro 474 million) relates mainly to the reversal of deferred tax liabilities no longer recognized, net of a reduction of euro 192 million in deferred tax assets following the assessment of the recoverability of Telecommunication sector’s tax loss carry-forwards.

IRES for the year, amounting to euro 1,092 million, includes current income taxes of euro 1,108 million and net deferred tax assets of euro 16 million. IRAP and other income taxes include current IRAP taxes amounting to euro 350 million, net deferred IRAP tax liabilities (euro 64 million) and other income taxes (euro 5 million).

Related parties
As provided by the Commissione Nazionale per le Società e la Borsa (Italian Stock Exchange Commission), transactions with related parties are illustrated in the Report on Operations (chapter on Other information).

Attachments

Subsidiaries, associates and other relevant equity investments of the Enel Group at December 31, 2004

In compliance with the provisions of articles 38 and 39 of Legislative Decree no.127/91 and of article 126 of Consob Resolution no. 11971 dated May 14, 1999, a list of subsidiaries and associates of Enel SpA at December 31, 2004, as provided in article 2359 of the Italian Civil Code, and of other relevant equity investments is included in the pages that follow. Enel Group has full title to all investments.

The following information is included for each company: name, registered office, activity, capital stock, currency of account, percentage owned by the Group, list of Group companies that own a share in the same and the respective ownership share.

Subsidiaries consolidated on a line-by-line basis at December 31, 2004 (1)

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Parent Company:

Enel SpA	Rome	Holding	6,103,521,864	euro	—

Subsidiaries:

Aburra BV	Amsterdam (Holland)	Holding company	18,000	euro	100.00	Pragma Energy SA	100.00

Ape Gruppo Enel Srl	Rome	Personnel administration activities	500,000	euro	100.00	Enel SpA	100.00

Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	100.00

Barras Eléctricas Galaico Asturianas SA	Lugo (Spain)	Electricity distribution	15,689,796.62	euro	54.94	Electra de Viesgo Distribución SL	54.94

Barras Eléctricas Generación SL	Lugo (Spain)	Electricity generation	1,374,136.05	euro	100.00	Barras Eléctricas Galaico Asturianas SA	100.00

Carbones Colombianos del Cerrejòn SA	Bogotà (Colombia)	Exploitation of coal mines	5,806,149,114	COP	99.99	Pragma Energy SA Aburra BV	90.89 9.10

C.A.R.T. Abruzzi Srl	Orio al Serio (Bergamo)	Equity investments in the water sector	18,000	euro	100.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	100.00

Cise Srl	Rome	Real estate management	318,291,049	euro	100.00	Enel SpA	100.00

Co.Im Gas SpA	S. Maria a Colle (Lucca)	Management of gas distribution and sale plants	1,479,000	euro	80.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	80.00

Concert Srl	Rome	Product, plant and equipment certification	10,000	euro	51.00	Enel Produzione SpA	51.00

Conphoebus Srl	Catania	Research in the renewable resources sector	2,474,075	euro	100.00	Enel Produzione SpA	100.00

Dalmazia Trieste Srl	Rome	Real estate management	4,202,863	euro	100.00	Cise Srl Enel Facility Management SpA (formerly Enel Real Estate SpA)	92.91 7.09

Deval SpA	Aosta	Electricity distribution and sale in Valle D’Aosta	37,500,000	euro	51.00	Enel SpA	51.00

Electra de Viesgo Distribución SL	Santander (Spain)	Electricity distribution and sale	77,792,000	euro	100.00	Enel Distribuzione SpA	100.00

Enel Capital Srl	Rome	Research in the field of innovation technology	8,500,000	euro	100.00	Enel SpA	100.00

Enel Comercializadora de Gas SA	Madrid (Spain)	Gas and electricity sale	61,000	euro	100.00	Enel Trade SpA	100.00

Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	100.00	Enel SpA	100.00

Enel Energia SpA	Rome	Sale of electricity	1,414,000	euro	100.00	Enel SpA	100.00

Enel ESN Energo LLC	Moscow (Russia)	Management of electricity generation plants	1,000,000	RUB	100.00	Enel ESN Management BV	100.00

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Enel ESN Management BV	Amsterdam (Holland)	Holding company	18,000	euro	75.00	Enel Generation Holding BV	75.00

Enel Facility Management SpA (formerly Enel Real Estate SpA)	Rome	Facility management	407,187,841	euro	100.00	Enel SpA	100.00

Enel.Factor SpA	Rome	Factoring	12,500,000	euro	80.00	Enel SpA	80.00

Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	100.00	Enel Produzione SpA	75.00
						Enel Distribuzione SpA	25.00

Enel Gas SpA	Milan	Gas sale	302,039	euro	100.00	Enel Distribuzione SpA	100.00

Enel Generation Holding BV	Amsterdam (Holland)	Holding company	13,500,000	euro	100.00	Enel Produzione SpA	100.00

Enel Green Power SpA	Pisa	Electricity generation from renewable resources	716,607,150	euro	100.00	Enel Produzione SpA	100.00

Enel Green Power International SA	Luxembourg	Holding of companies operating in electricity generation from renewable resources	156,650,000	euro	100.00	Enel Green Power SpA Enel Investment Holding BV	67.11 32.89

Enel.Hydro SpA	Rome	Engineering, water systems	9,350,000	euro	100.00	Enel SpA	100.00

Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00

Enel Ireland Finance Ltd	Dublin (Irlend)	Finance	1,000,000	euro	100.00	Enel Finance International SA	100.00

Enel.it Srl	Rome	Information technology	49,565,000	euro	100.00	Enel SpA	100.00

Enel Latin America LLC (1)	Wilmington (Delaware — USA)	Electricity generation from renewable resources	—	—	100.00	Enel Green Power International SA	100.00

Enel Logistica Combustibili Srl	Rome	Fuel logistics	100,000	euro	100.00	Enel Produzione SpA	100.00

Enel M@p SpA	Rome	Metering, remote control and communication services managed on the electricity network	5,000,000	euro	100.00	Enel Distribuzione SpA	100.00

Enel.Net Srl	Rome	Construction and management of telecommunications networks	21,135,000	euro	100.00	WIND Telecomunicazioni SpA	100.00

Enel.NewHydro Srl	Rome	Engineering, water systems	1,000,000	euro	100.00	Enel SpA	100.00

Enel North America Inc. (1)	Wilmington (Delaware — USA)	Electricity generation from renewable resources	14.25	USD	100.00	Enel Green Power International SA	100.00

Enelpower SpA	Milan	Engineering and contracting	10,000,000	euro	100.00	Enel SpA	100.00

Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00

Enelpower do Brasil Ltda	Rio de Janeiro (Brazil)	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99

Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at Dec. 31, 2004

Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	euro	100.00	Enel SpA	100.00

Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	99.99	Enel Investment Holding BV	99.99

Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	Milan	Gas distribution	54,139,160	euro	99.78	Enel Distribuzione SpA	99.78

Enel Service UK Ltd	London (United Kingdom)	Services	100	GBP	100.00	Enel Trade SpA	100.00

Enel Servicii Srl	Bucharest (Romania)	Services to companies	2,000,000,000	ROL	100.00	Enel SpA Enel Distribuzione SpA	80.00 20.00

Enel.si — Servizi integrati Srl	Rome	Engineering and energy related services	5,000,000	euro	100.00	Enel SpA	100.00

Enel Sole Srl	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA	100.00

Enel Trade SpA	Rome	Fuel trading and logistics — Electricity sale	100,885,000	euro	100.00	Enel SpA	100.00

Enel Unión Fenosa Renovables SA	Madrid (Spain)	Electricity generation from renewable resources	32,505,000	euro	80.00	Enel Viesgo Renovables SL	80.00

Enel Viesgo Renovables SL	Santander (Spain)	Holding of electricity companies	35,603,006	euro	100.00	Viesgo Generación SL	100.00

Enel Viesgo Servicios SL	Santander (Spain)	Services to companies	3,010	euro	100.00	Enel SpA Enel Produzione SpA	60.00 20.00
						Enel Distribuzione SpA	20.00

Energías Especiales de Careon SA	La Coruña (Spain)	Electricity generation from renewable resources	270,450	euro	77.00	Enel Unión Fenosa Renovables SA	77.00

Energías Especiales de Castelo SA	Madrid (Spain)	Electricity generation from renewable resources	437,400	euro	100.00	Enel Unión Fenosa Renovables SA	100.00

Energías Especiales del Alto Ulla SA	Madrid (Spain)	Electricity generation from renewable resources	360,600	euro	100.00	Enel Unión Fenosa Renovables SA	100.00

Energías Especiales del Noroeste SA	Madrid (Spain)	Electricity generation from renewable resources	6,812,040	euro	100.00	Enel Unión Fenosa Renovables SA	100.00

Energías Especiales de Pena Armada SA	Madrid (Spain)	Electricity generation from renewable resources	963,300	euro	80.00	Enel Unión Fenosa Renovables SA	80.00

Eufer Renovables Ibéricas 2004 SA	Madrid (Spain)	Electricity generation from renewable resources	100,000	euro	100.00	Enel Unión Fenosa Renovables SA	100.00

Iridea Srl	Milan	Advisory and consulting services	1,250,000	euro	100.00	Enel Gas SpA	100.00

Italgestioni Srl	Bologna	Gas distribution	14,000,000	euro	100.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	100.00

Italgestioni Gas Srl	Bologna	Gas sale	100,000	euro	100.00	Enel Gas SpA	100.00

Italia On Line Srl	Milan	Internet services	1,400,000	euro	100.00	WIND Telecomunicazioni SpA	100.00

IT-net Srl	Rome	Network information systems	694,000	euro	100.00	WIND Telecomunicazioni SpA	99.28
						Mondo WIND Srl	0.72

	Registered				%
Company name	office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Maritza East III Power Company AD	Sofia (Bulgaria)	Electricity generation	265,943,600	leva	73.00	Maritza East III Power Holding BV	73.00

Maritza East III Power Holding BV	Amsterdam (Holland)	Holding company	100,000,000	euro	60.00	Enel Generation Holding BV	60.00

Metan Gas Sicilia Srl	Rome	Gas distribution	1,500,000	euro	93.33	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	93.33

Mobilmat SpA	Milan	Finance	5,552,000	euro	85.00	WIND Telecomunicazioni SpA	85.00

Mondo WIND Srl	Rome	Sale of telecommunication products and services	95,000	euro	100.00	WIND Telecomunicazioni SpA	99.00
						IT-net Srl	1.00

Novatrans Energia SA	Rio de Janeiro (Brazil)	Construction, operation and maintenance of electricity transmission networks	373,135,464.80	R$	99.99	T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	99.99

Ottogas Rete Srl	Milan	Gas distribution	100,000	euro	100.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	100.00

Ottogas Vendita Srl	Milan	Gas sale	100,000	euro	100.00	Enel Gas SpA	100.00

Parque Eòlico de Coucepenido SA	La Coruña (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Unión Fenosa Renovables SA	82.00

Parque Eòlico de Os Corvos SA	La Coruña (Spain)	Electricity generation from renewable resources	300,500	euro	82.00	Enel Unión Fenosa Renovables SA	82.00

Pragma Energy SA	Lugano (Switzerland)	Coal trading	44,089,900	CHF	100.00	Enel Trade SpA	100.00

Pragma Energy Services Ltd (in liquidation)	London (United Kingdom)	—	2	GBP	100.00	Pragma Energy SA	100.00

Reti Gas Scrl	Bologna	Construction of gas distribution networks	11,000	euro	95.00	Italgestioni Srl	95.00

S.A.M.I.G. Srl	L’Aquila	Services	45,000	euro	100.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	100.00

Sfera — Società per la formazione e le risorse aziendali Srl	Rome	Human resources	2,000,000	euro	100.00	Enel SpA	100.00

Sistemas Energèticos Manon Ortigueira SA	Ortigueira (Spain)	Electricity generation from renewable resources	4,507,500	euro	86.00	Enel Unión Fenosa Renovables SA	86.00

So.l.e. Milan H Scrl	Rome	Construction of public lighting systems	10,000	euro	70.00	Enel Sole Srl	70.00

Tellas Telecommunications SA	Athens (Greece)	Telecommunications	13,459,840	euro	100.00	WIND-PPC Holding NV	100.00

T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	Rome	Ownership and maintenance of the national electricity transmission network	440,000,000	euro	50.00	Enel SpA	50.00

T.S.N. — Transmissora Sudeste Nordeste SA	Rio de Janeiro (Brazil)	Construction, ownership and maintenance of electricity transmission networks	250,000,000	R$	99.99	T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	99.99

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at Dec. 31, 2004

Viesgo Energìa SL	Santander (Spain)	Electricity and gas sale	200,000	euro	100.00	Electra de Viesgo Distribución SL	100.00

Viesgo Generación SL	Santander (Spain)	Electricity generation and sale	425,311,006	euro	100.00	Enel Produzione SpA	100.00

Water & Industrial Services Company SpA	Monza	Sewage treatment	15,615,000	euro	51.00	Enel.NewHydro Srl	51.00

WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	euro	100.00	Enel Investment Holding BV	100.00

WIND-PPC Holding NV	Amsterdam (Holland)	Holding of telecommunication companies	2,000,000	euro	50.01	WIND Telecomunicazioni SpA	50.01

WIND Telecomunicazioni SpA	Rome	Telecommunications	146,100,000	euro	100.00	Enel SpA	37.25
						Enel Investment Holding BV	62.75

(1)	Subsidiaries of Enel North America Inc. and Enel Latin America LLC consolidated on a line-by-line basis are listed separately.

Subsidiaries owned by Enel North America Inc. consolidated on a line-by-line basis at December 31, 2004 (1)

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%

		at Dec. 31, 2004

Parent company:

Enel North America Inc.	Wilmington (Delaware — USA)	14.25	USD	100.00	Enel Green Power International SA	100.00

Subsidiaries:

Agassiz Beach LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Aquenergy Systems Inc.	Greenville (South Carolina — USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00

Asotin Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

Autumn Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Aziscohos Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

Barnet Hydro Company LP	Burlington (Vermont — USA)	—	—	100.00	Sweetwater Hydroelectric Inc. CHI Acquisition II Inc.	90.00 10.00

Beaver Falls Water Power Company	Philadelphia (Pennsylvania — USA)	—	—	67.50	Beaver Valley Holdings Ltd.	67.50

Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania — USA)	2	USD	100.00	Hydro Development Group Inc.	100.00

Beaver Valley Power Company	Philadelphia (Pennsylvania — USA)	30	USD	100.00	Hydro Development Group Inc.	100.00

Black River Hydro Assoc.	New York (New York — USA)	—	—	75.00	(Cataldo) Hydro Power Associates	75.00

Boott Hydropower Inc.	Boston (Massachusetts — USA)	—	—	100.00	Enel North America Inc.	100.00

BP Hydro Associates	Boise (Idaho — USA)	—	—	100.00	CHI Idaho Inc. CHI Magic Valley Inc.	68.00 32.00

BP Hydro Finance Partnership	Salt Lake City (Utah — USA)	—	—	100.00	BP Hydro Associates Fulcrum Inc.	75.90 24.10

Bypass Limited	Boise (Idaho — USA)	—	—	100.00	Eldorado Hydro CHI West Inc.	70.35 29.65

Bypass Power Company	Los Angeles (California — USA)	—	—	100.00	CHI West Inc.	100.00

Canastota Wind Power LLC	Wilmington (Delaware — USA)	—	—	100.00	Essex Company	100.00

(Cataldo) Hydro Power Associates	New York (New York — USA)	—	—	100.00	Hydro Development Group Inc. CHI Black River Inc.	50.00 50.00

CHI Acquisitions Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Acquisitions II Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00

CHI Black River Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00

CHI Canada Inc.	Montreal (Québec — CANADA)	100	CAD	100.00	CHI Finance Inc.	100.00

CHI Dexter Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00

CHI Finance Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Highfalls Inc.	Wilmington (Delaware — USA)	—	—	100.00	CHI Finance Inc.	100.00

CHI Hydroelectric Company Inc.	St. John (Newfoundland - Canada)	100	CAD	100.00	CHI Canada Inc.	100.00

CHI Idaho Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

CHI Magic Valley Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

CHI Minnesota Wind LLC	Wilmington (Delaware — USA)	—	—	100.00	CHI Finance Inc.	100.00

CHI Mountain States Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

CHI Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Power Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI Power Marketing Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%

		at Dec. 31, 2004

CHI S.F. LP	Montreal (Québec — Canada)	—	—	100.00	CHI Canada Inc. CHI Hydroelectric Co. Inc.	99.00 1.00

CHI Universal Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

CHI West Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

CHI Western Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Coneross Power Corporation	Greenville (South Carolina — USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00

Consolidated Hydro Mountain States Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware — USA)	130	USD	100.00	CHI Universal Inc.	100.00

Consolidated Hydro New York Inc.	Wilmington (Delaware — USA)	200	USD	100.00	Enel North America Inc.	100.00

Consolidated Hydro Southeast Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00

Consolidated Pumped Storage Inc.	Wilmington (Delaware — USA)	100	USD	80.00	Enel North America Inc.	80.00

Copenhagen Associates	New York (New York — USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00

Crosby Drive Investments Inc.	Boston (Massachusetts — USA)	—	—	100.00	Asotin Hydro Company Inc.	100.00

El Dorado Hydro	Los Angeles (California — USA)	—	—	100.00	Olympe Inc. Motherlode Hydro Inc.	82.50 17.50

Essex Company	Boston (Massachusetts — USA)	—	—	100.00	Enel North America Inc.	100.00

Florence Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Fulcrum Inc.	Boise (Idaho — USA)	992.50	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00

Gauley Hydro LLC	Wilmington (Delaware — USA)	—	—	100.00	Essex Company	100.00

Gauley River Management Corporation	Burlington (Vermont — USA)	—	—	100.00	CHI Finance Inc.	100.00

Gauley River Power Partners LP	Burlington (Vermont — USA)	—	—	100.00	Gualey Hydro LLC Gualey River Management Corporation	99.00 1.00

Gestion Cogeneration Inc.	Montreal (Québec — Canada)	100	CAD	60.00	Hydrodev Inc.	60.00

Hadley Ridge LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Highfalls Hydro Company Inc.	Wilmington (Delaware — USA)	—	—	100.00	CHI Finance Inc.	100.00

Hope Creek LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Hosiery Mills Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00

Hydrodev Inc.	Montreal (Québec — Canada)	100	CAD	100.00	CHI Canada Inc.	100.00

Hydro Development Group Inc.	New York (New York — USA)	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00

Hydro Energies Corporation	Burlington (Vermont — USA)	5,000	USD	100.00	CHI Finance Inc.	100.00

Jack River LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Jessica Mills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Julia Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Kings River Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00

Kinneytown Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

LaChute Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

Lawrence Hydroelectric Associates LP	Boston (Massachusetts — USA)	—	—	100.00	Essex Company Crosby Drive Investments Inc.	92.50 7.50

Littleville Power Company Inc.	Boston (Massachusetts — USA)	—	—	100.00	Hydro Development Group Inc.	100.00

Lower Saranac Corporation	New York (New York — USA)	2	USD	100.00	CHI Acquisitions Inc.	100.00

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%

		at Dec. 31, 2004

Lower Saranac Hydro Partners LP	Wilmington (Delaware — USA)	—	—	100.00	Twin Saranac Holdings LLC Lower Saranac Corporation	99.00 1.00

Mascoma Hydro Corporation	Concord (New Hampshire — USA)	—	—	100.00	CHI Acquisitions II Inc.	100.00

Metro Wind LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Mill Shoals Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00

Minnewawa Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Enel North America Inc.	100.00

Motherlode Hydro Inc.	Los Angeles (California — USA)	—	—	100.00	CHI West Inc.	100.00

Newbury Hydro Company	Burlington (Vermont — USA)	—	—	100.00	CHI Acquisitions II Inc. Sweetwater Hydroelectric Inc.	99.00 1.00

Newind Group Inc.	St. John (Newfoundland — CANADA)	100	CAD	100.00	CHI Canada Inc.	100.00

North Canal Waterworks	Boston (Massachusetts — USA)	—	—	100.00	Essex Company	100.00

Northwest Hydro Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI West Inc.	100.00

Notch Butte Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00

Olympe Inc.	Los Angeles (California — USA)	—	—	100.00	CHI West Inc.	100.00

Optigaz Inc.	Kirkland (Québec — Canada)	—	—	60.00	CHI Canada Inc.	60.00

Ottauquechee Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00

Pelzer Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00

Pyrites Associates	New York (New York — USA)	—	—	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00

Rock Creek Limited Partnership	Los Angeles (California — USA)	—	—	100.00	El Dorado Hydro Olympe Inc. Motherlode Hydro Inc.	99.00 0.80 0.20

Ruthton Ridge LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

SE Hazelton A. LP	Los Angeles (California — USA)	—	—	100.00	CHI West Inc. Bypass Power Company	99.00 1.00

Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware — USA)	—	—	100.00	CHI Acquisitions Inc.	100.00

Slate Creek Hydro Associates LP	Los Angeles (California — USA)	—	—	95.00	Slate Creek Hydro Company Inc.	95.00

Slate Creek Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00

Soliloquoy Ridge LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Somersworth Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Universal Inc.	100.00

Southwest Transmission LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Spartan Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

St.-Felicien Cogeneration Limited Partnership	Montreal (Québec — CANADA)	—	—	61.50	CHI S.F. LP Gestion Cogeneration Inc.	57.50 4.00

Summit Energy Storage Inc.	Wilmington (Delaware — USA)	8,200	USD	69.32	Enel North America Inc.	69.32

Sun River LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Sweetwater Hydroelectric Inc.	Concord (New Hampshire — USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00

The Great Dam Corporation	Boston (Massachusetts — USA)	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00

TKO Power Inc.	Los Angeles (California — USA)	—	—	100.00	CHI West Inc.	100.00

Triton Power Company	New York (New York — USA)	—	—	100.00	CHI Highfalls Inc. Highfalls Hydro Company Inc.	50.00 50.00

Tsar Nicholas LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

				%
Company name	Registered office	Capital stock (2)	Currency	ownership	Held by	%

		at Dec. 31, 2004

Twin Falls Hydro Associates LP	Seattle (Washington — USA)	—	—	99.51	Twin Saranac Holdings LLC Twin Falls Hydro Company Inc.	99.00 0.51

Twin Falls Hydro Company Inc.	Wilmington (Delaware — USA)	10	USD	100.00	CHI Acquisitions Inc.	100.00

Twin Lake Hills LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

Twin Saranac Holdings LLC	Wilmington (Delaware — USA)	—	—	100.00	Enel North America Inc.	100.00

Western New York Wind Corporation	New York (New York — USA)	300	USD	100.00	Enel North America Inc.	100.00

Willimantic Power Corporation	Hartford (Connecticut — USA)	—	—	100.00	CHI Acquisitions Inc.	100.00

Winter’s Spawn LLC	Minneapolis (Minnesota — USA)	—	—	49.00	CHI Minnesota Wind LLC	49.00

(1)	All companies are active in the generation of electricity from renewable resources.
(2)	LLC and some other kind of incorporation do not require a capital stock.

Subsidiaries owned by Enel Latin America LLC consolidated on a line-by-line basis at December 31, 2004 (1)

				%
Company name	Registered office	Capital stock(2)	Currency	ownership	Held by	%

		at Dec. 31, 2004

Parent Company:
Enel Latin America LLC	Wilmington (Delaware — USA)	—	—	100.00	Enel Green Power International SA	100.00

Subsidiaries:
Agrìcola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90

Agrìcola Y Constructora Rio Guanehue SA	Santiago (Chile)	—	—	100.00	Empresa Electrica Panguipulli SA Energía de Los Lagos Ltda	99.93 0.07

Central American Power Services Inc.	Wilmington (Delaware — USA)	1	USD	100.00	Enel Latin America LLC	100.00

Conexion Energetica Centroamericana SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Enel Green Power International SA	98.00 2.00

Conexion Energetica Centroamericana El Salvador SA	San Salvador (El Salvador)	1,693,100	SVC	100.00	Grupo EGI SA de cv Enel Latin America LLC	99.99 0.01

Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90

EGI Costa Rica Viento SA	Santa Ana (Costarica)	100,000	CRC	100.00	Energía Global de Costa Rica SA	100.00

EGI Holdco El Salvador SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	Enel Latin America LLC Enel Green Power International SA	99.95 0.05

Electrificadora Ecològica SA	Santa Ana (Costarica)	1,200,000	CRC	100.00	ZMZ General SA	100.00

Empresa Electrica Panguipulli SA	Santiago (Chile)	—	—	100.00	Energía de Los Lagos Ltda Energía Alerce Ltda	99.99 0.01

Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Energia de Los Lagos Ltda Energía Alerce Ltda	99.90 0.10

Energía Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	Enel Latin America LLC Enel Green Power International SA	99.90 0.10

Energía de Los Lagos Ltda	Santiago (Chile)	15,414,240,752	CLP	100.00	Energía Alerce Ltda Enel Latin America LLC	99.99 0.01

Energía Global SA de cv	Andover (Massachussets — USA)	50,000	MXN	99.00	Enel Latin America LLC	99.00

Energía Global de Costa Rica SA	Santa Ana (Costarica)	100,000	CRC	100.00	Enel Latin America LLC	100.00

Energía Global Operaciones SA	Santa Ana (Costarica)	10,000	CRC	100.00	Energía Global de Costa Rica SA	100.00

Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Conexiòn Energètica Centroamericana SA	99.00 1.00

Generadora Montecristo SA	Guatemala	5,000	GTQ	100.00	Enel Latin America LLC Conexiòn Energètica Centroamericana SA	99.00 1.00

Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	Enel Latin America LLC Enel Green Power International SA	99.95 0.05

Molinos de Viento del Arenal SA	Santa Ana (Costarica)	9,709,200	USD	49.00	Electrificadora Ecològica SA	49.00

Operación Y Mantenimiento Tierras Morenas SA	Santa Ana (Costarica)	30,000	CRC	85.00	Electrificadora Ecològica SA	85.00

P.H. Don Pedro SA	Santa Ana (Costarica)	100,001	CRC	29.93	Energía Global de Costa Rica SA	29.93

P.H. Guacimo SA	Santa Ana (Costarica)	50,000	CRC	40.00	Enel Latin America LLC Energía Global de Costa Rica SA	30.00 10.00

P.H. Rio Volcàn SA	Santa Ana (Costarica)	100,001	CRC	43.14	Energía Global de Costa Rica SA	43.14

Tecnoguat SA	Guatemala	1,000,000	GTQ	75.00	Enel Latin America LLC	75.00

ZMZ General SA	Santa Ana (Costarica)	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

(1)	All companies are active in the generation of electricity from renewable resources.
(2)	Some kind of incorporation do not require a capital stock.

Companies consolidated using the proportional method at December 31, 2004

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Aridos Energías Especiales SL	Villabilla (Spain)	Electricity generation from renewable resources	600,000	euro	41.05	Enel Unión Fenosa Renovables SA	41.05

Azucarera Energías SA	Madrid (Spain)	Electricity generation from renewable resources	570,600	euro	40.00	Enel Unión Fenosa Renovables SA	40.00

Boiro Energía SA	Boiro (Spain)	Electricity generation from renewable resources	601,010	euro	40.00	Enel Unión Fenosa Renovables SA	40.00

Brindisi LNG SpA	Brindisi	Construction and management of infrastructure for regasification of liquid natural gas	1,150,000	euro	50.00	Enel Trade SpA	50.00

Cogeneración de Alcala AIE	Madrid (Spain)	Electricity generation from renewable resources	6,010	euro	30.00	Enel Unión Fenosa Renovables SA	30.00

Cogeneración del Noroeste SL	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	40.00	Enel Unión Fenosa Renovables SA	40.00

Depuración Destilación Reciclaje SL	Boiro (Spain)	Electricity generation from renewable resources	600,000	euro	40.00	Enel Unión Fenosa Renovables SA	40.00

Energías Especiales Alcoholeras SA	Madrid (Spain)	Electricity generation from renewable resources	601,000	euro	50.00	Enel Unión Fenosa Renovables SA	50.00

Energías Especiales del Bierzo SA	Torre del Bierzo (Spain)	Electricity generation from renewable resources	1,635,000	euro	50.00	Enel Unión Fenosa Renovables SA	50.00

Gallega de Cogeneración SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	1,803,000	euro	40.00	Enel Unión Fenosa Renovables SA	40.00

Parque Eólico de A Capelada AIE	Santiago de Compostela (Spain)	Electricity generation from renewable resources	5,857,586.40	euro	50.00	Enel Unión Fenosa Renovables SA	50.00

Parque Eólico de Barbanza SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	25.00	Enel Unión Fenosa Renovables SA	25.00

Parque Eólico de Malpica SA	La Coruña (Spain)	Electricity generation from renewable resources	2,854,750	euro	30.16	Enel Unión Fenosa Renovables SA	30.16

Parque Eólico Montes de las Navas SA	Madrid (Spain)	Electricity generation from renewable resources	6,540,000	euro	20.00	Enel Unión Fenosa Renovables SA	20.00

Ufefys SL	Aranjuez (Spain)	Electricity generation from renewable resources	2,373,950	euro	40.00	Enel Unión Fenosa Renovables SA	40.00

Associates accounted for under the equity method at December 31, 2004

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Aes Distribuidores Salvadoreños Y Compañia S. en C. de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00

CESI — Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	euro	40.92	Enel SpA T.E.R.NA. — Trasmissione Elettricità Rete Nazionale SpA	25.92 15.00

Compagnia Porto di Civitavecchia SpA	Civitavecchia (Rome)	Harbour construction	516,000	euro	25.00	Enel Produzione SpA	25.00

Energías Ambientales de Somozas SA	La Coruna (Spain)	Electricity generation from renewable resources	1,250,000	euro	19.40	Enel Unión Fenosa Renovables SA	19.40

Energías Ambientales EASA SA	La Coruna (Spain)	Electricity generation from renewable resources	15,491,460	euro	30.00	Enel Unión Fenosa Renovables SA	30.00

Enerlasa SA	Madrid (Spain)	Electricity generation from renewable resources	1,021,700	euro	45.00	Enel Unión Fenosa Renovables SA	45.00

Euromedia Luxembourg One SA	Lussemburgo	Venture capital	44,887,500	USD	28.57	WEBiz Holding BV	28.57

Gesam SpA	Lucca	Gas distribution	28,546,672	euro	40.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	40.00

Immobiliare Foro Bonaparte SpA	Rome	Real estate management	55,000,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00

Immobiliare Porta Volta SpA	Milan	Real estate management	100,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00

Immobiliare Progetto Ostiense SpA	Rome	Real estate management	100,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00

Leasys SpA	Fiumicino (Rome)	Motor vehicle leasing and management of corporate fleets and of motor vehicles in general	319,200,000	euro	49.00	Enel Facility Management SpA (formerly Enel Real Estate SpA)	49.00

O&M Cogeneration Inc.	Montreal (Quebec — CANADA)	Electricity generation from renewable resources	15	CAD	33.33	Hydrodev Inc.	33.33

Parque Eólico Cabo Villano AIE	Madrid (Spain)	Electricity generation from renewable resources	1,260,712.44	euro	50.00	Enel Unión Fenosa Renovables SA	50.00

Sotavento Galicia SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	601,000	euro	18.00	Enel Unión Fenosa Renovables SA	18.00

Star Lake Hydro Partnership	St. John (Newfoundland — CANADA)	Electricity generation from renewable resources	—	—	49.00	CHI Hydroelectric Company Inc.	49.00

Tirmadrid SA	Valdemingomez (Spain)	Electricity generation from renewable resources	16,828,000	euro	18.64	Enel Unión Fenosa Renovables SA	18.64

Unconsolidated subsidiaries at December 31, 2004

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Acque di Calabria SpA	Bari	Equity investments in the water sector	2,675,000	euro	100.00	Enel.Hydro SpA	100.00

Climare Scrl	Genoa	Energy sector	30,600	euro	66.66	Enel Distribuzione SpA	66.66

Delta SpA	Cornate d’Adda (Milan)	Telecommunications	1,000,000	euro	100.00	WIND Telecomunicazioni SpA	100.00

Enel Green Power Hellas SA (in liquidation)	Athens (Greece)	—	58,700	euro	100.00	Enel Green Power SpA	100.00

Hydro Gestioni SpA	Milan	Water sector	104,000	euro	51.00	Enel.Hydro SpA	51.00

Hydro Gestioni Impianti Tecnologici Scrl	Milan	Water sector	25,822	euro	51.00	Enel.Hydro SpA	51.00

Idrosicilia SpA	Palermo	Water sector	22,520,000	euro	60.00	Enel SpA	60.00

Siciliacque SpA	Palermo	Water sector	400,000	euro	75.00	Idrosicilia SpA	75.00

Associates accounted for under the cost method at December 31, 2004

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Aes Distribuidores Salvadoreños Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00

Alpe Adria Energia SpA	Udine	Engineering, construction and management of interconnection power lines	120,000	euro	50.00	Enel Produzione SpA	50.00

Central Parks Srl	Rome	Engineering, construction and management of water systems	63,991	euro	40.00	Enel.NewHydro Srl	40.00

C.I.N.S.- Consorzio Industriale Nazionale Superconduttori (in liquidation)	Rome	—	51,645.70	euro	20.00	Cise Srl	20.00

Consorzio Civita	Rome	Water sector	208,000	euro	25.00	Enel SpA	25.00

Consorzio CORARC (in liquidation)	Seriate (Bergamo)	—	51,645.68	euro	50.00	Enel.NewHydro Srl	50.00

Consorzio di Gestione Centro Iside	Prignano Cilento (Salerno)	Monitoring and safety of water networks	103,291.38	euro	29.00	Enel.NewHydro Srl	29.00

Consorzio HYDRO.ECO (in liquidation)	Naples	—	10,000	euro	40.00	Enel.Hydro SpA	40.00

Consorzio ISAS — Istituto Superiore per l’Ambiente e lo Sviluppo	Matera	Training, research and other services	5,100	euro	46.25	Enel.NewHydro Srl	46.25

Consorzio Progetto Torre di Pisa	Pisa	Coordination of studies for the restoration of the Pisa Tower	30,000	euro	24.98	Enel.NewHydro Srl	24.98

Eneco Energia Ecologica Srl	Predazzo (Trento)	Area heating networks	1,239,510	euro	49.02	Avisio Energia SpA	49.02

Enelco SA	Athens (Greece)	Construction, operation and management of plant	587,000	euro	50.00	Enelpower SpA	50.00

Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	100,000	SVC	20.00	Grupo EGI SA de cv	20.00

Hydrodev Limited Partnership	Montreal (Québec - Canada )	Electricity generation from renewable resources	—	—	49.00	CHI Canada Inc. Hydrodev Inc.	48.90 0.10

Idrolatina Srl	Latina	Equity investments in the water sector	13,175,350	euro	46.88	Enel.Hydro SpA	46.88

Istedil — Istituto Sperimentale per l’Edilizia SpA	Guidonia (Rome)	Technology, safety, construction	1,040,000	euro	50.00	Enel.NewHydro Srl	50.00

Promociones Energeticas del Bierzo SL	Ponferrada (Spain)	Electricity generation from renewable resources	12,020	euro	50.00	Enel Unión Fenosa Renovables SA	50.00

Q-Channel SpA (in liquidation)	Rome	—	1,607,141	euro	24.00	Enel.it Srl	24.00

Company name	Registered office	Activity	Capital stock	Currency	% ownership	Held by	%

			at Dec. 31, 2004

Sarnese Vesuviano Srl	Rome	Equity investments in the water sector	2,000,000	euro	45.00	Enel.Hydro SpA	45.00

Sicilia Hydro SpA	Enna	Water sector	103,290	euro	33.50	Enel.NewHydro Srl	33.50

SIET — Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, projects and research in the thermal filed	1,128,648	euro	41.55	Enel.NewHydro Srl	41.55

SO.R.I.CAL. SpA	Catanzaro Lido (Catanzaro)	Water sector	3,813,085	euro	46.50	Acque di Calabria SpA	46.50

Teggs SpA (in liquidation)	Vibo Valentia	—	100,000	euro	40.00	WEBiz Holding BV	40.00

Other relevant equity investments at December 31, 2004

					%
Company name	Registered office	Activity	Capital stock	Currency	ownership	Held by	%

			at Dec. 31, 2004

Centro Energia Viterbo SpA	Viterbo	Research in the field of renewable resources	260,000	euro	14.00	Enel Rete Gas SpA (formerly Camuzzi Gazometri SpA)	14.00

CO.FA.S.E. Srl	Canazei (Trento)	Cogeneration of electrical and thermal energy	25,500	euro	14.00	Avisio Energia SpA	14.00

Depurazione Trentino Centrale Scrl	Trento	Water purification	10,000	euro	15.00	Enel.NewHydro Srl	15.00

Exstream Solutions Inc.	Cambridge (Massachusetts - USA)	Transmission of multimedia content and development of distance learning platforms	11,940.79	USD	15.09	WEBiz Holding BV	15.09

GALSI SpA	Milan	Engineering in energy and infrastructure sector	3,100,000	euro	13.50	Enel Produzione SpA	13.50

Insula SpA	Venice	Venice urban maintenance services	2,064,000	euro	12.00	Enel.NewHydro Srl	12.00

International Multimedia University SpA	Gualdo Tadino (Perugia)	Distance training	132,000	euro	13.04	Sfera Srl	13.04

Janna Scrl	Cagliari	Information technology services	200,000	euro	17.00	Enel.Net Srl	17.00

LaGeo SA de cv	Ahuachapan (El Salvador)	Electricity generation from renewable resources	1,868,695,400	SVC	12.50	Enel Green Power SpA	12.50

MIX Srl	Milan	Promotion of Internet services	99,000	euro	19.50	Italia On Line Srl IT-net Srl	9.75 9.75

NDD Servizi Srl	Asti	Telecommunications services	10,000	euro	14.00	Delta SpA	14.00

Servizi Pubblici Teramani SpA	Teramo	Water sector	1,300,000	euro	15.00	C.A.R.T. Abruzzi Srl	15.00

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: April 28, 2005